PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 22, 1997)

                                7,000,000 SHARES

                          [LOGO]

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                              CLASS A COMMON STOCK
                                 -------------

    Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), is a self-administered and self-managed real estate investment trust ("REIT"). All of the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of AIMCO offered hereby (the "Offering") are being sold by AIMCO. The Class A Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "AIV." On October 21, 1997, the last reported sale price of the Class A Common Stock on the NYSE was $36 9/16 per share. For a description of AIMCO's Common Stock, see "Description of Common Stock" in the accompanying Prospectus.

                               ------------------

  SEE "RISK FACTORS" BEGINNING ON PAGE S-13 FOR CERTAIN FACTORS THAT SHOULD BE
       CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK.

                               ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
        OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                  UNDERWRITING
                                                                                 DISCOUNTS AND        PROCEEDS TO
                                                            PRICE TO PUBLIC     COMMISSIONS (1)        AIMCO (2)
Per Share                                                        $36.50              $1.86               $34.64
Total (3)                                                     $255,500,000        $13,020,000         $242,480,000

(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Before deducting estimated expenses of $1,000,000 payable by AIMCO.

(3) AIMCO has granted the Underwriters a 30-day option to purchase up to 1,050,000 additional shares of Class A Common Stock, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to AIMCO will be $293,825,000, $14,973,000 and $278,852,000, respectively. See
    "Underwriting."

                               ------------------

    The shares of Class A Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the Class A Common Stock offered hereby will be available for delivery on or about October 27, 1997, at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                               ------------------

SMITH BARNEY INC.
       BT ALEX. BROWN
               LEHMAN BROTHERS
                      MERRILL LYNCH & CO.
                              RAYMOND JAMES & ASSOCIATES, INC.
                                                   THE ROBINSON-HUMPHREY COMPANY

October 22, 1997

    NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY AIMCO OR BY THE UNDERWRITERS THAT WOULD PERMIT A PUBLIC OFFERING OF THE CLASS A COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE REQUIRED BY AIMCO AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE CLASS A COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.
                               ------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" ELSEWHERE HEREIN AND "PLAN OF DISTRIBUTION" IN THE ACCOMPANYING PROSPECTUS.

                           FORWARD-LOOKING STATEMENTS

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements in certain circumstances. Certain statements in the Prospectus Supplement Summary, under the caption "Risk Factors" and elsewhere in this Prospectus Supplement and the documents incorporated by reference herein contain or may contain information that is forward looking, including, without limitation, statements regarding acquisitions, AIMCO's future financial performance and the effect of government regulations. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors including, without limitation: the risk that AIMCO will not be able to complete its proposed merger with NHP Incorporated ("NHP"); national and local economic conditions; the general level of interest rates; terms of governmental regulations that affect AIMCO and interpretations of those regulations; the competitive environment in which AIMCO operates; the risks related to integrating NHP and other acquired businesses; financing risks, including the risk that AIMCO's cash flow from operations may be insufficient to meet required payments of principal and interest; real estate risks, including variations of real estate values and the general economic climate in local markets and competition for tenants in such markets; acquisition and development risks, including the failure of acquisitions to perform in accordance with projections; and possible environmental liabilities, including costs which may be incurred due to necessary remediation of contamination of properties owned, acquired or previously owned by AIMCO. In addition, AIMCO's continued qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Readers should carefully review AIMCO's financial statements and the notes thereto, as well as the risk factors described herein and in the documents incorporated by reference herein.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS SUPPLEMENT ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  THE COMPANY

GENERAL

    Apartment Investment and Management Company (together with its majority-owned subsidiaries and controlled entities, the "Company") is the second largest owner and manager of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1997, with 186,993 apartment units owned or under management as of September 30, 1997. As of September 30, 1997, the Company owned or controlled a total of 28,773 units in 109 apartment properties (the "Owned Properties"), had an equity interest in 87,182 units in 526 apartment properties (the "Equity Properties"), and managed 71,038 units in 394 apartment properties (the "Managed Properties," and, together with the Owned Properties and the Equity Properties, the "AIMCO Properties"). In addition to the Managed Properties, the Company manages all of the Owned Properties and a majority of the Equity Properties. The AIMCO Properties are located in 42 states, the District of Columbia and Puerto Rico. The Company conducts its operations primarily through AIMCO Properties, L.P., a Delaware limited partnership (the "Operating Partnership"), and its subsidiaries. As of September 30, 1997, AIMCO held approximately an 85% interest in the Operating Partnership. AIMCO has elected to be taxed as a REIT for Federal income tax purposes.

RECENT DEVELOPMENTS

    NHP ACQUISITION

    Pursuant to a Stock Purchase Agreement, dated as of April 16, 1997 (the "Stock Purchase Agreement"), AIMCO and its unconsolidated subsidiary, AIMCO/NHP Holdings, Inc., a Delaware corporation ("ANHI"), have acquired an aggregate of 6,930,122 shares of common stock, par value $.01 per share ("NHP Common Stock"), of NHP Incorporated, a Delaware corporation ("NHP"), representing approximately 53.4% of the shares of NHP Common Stock outstanding as of September 30, 1997 (the "NHP Stock Purchase"). NHP provides a broad array of real estate services nationwide including property management and asset management. NHP also conducts mortgage banking services through The WMF Group, Ltd., a Delaware corporation and a wholly owned subsidiary of NHP ("WMF"). As of September 30, 1997, NHP's management portfolio (which is included in the AIMCO Properties) included 732 properties containing 79,208 conventional units and 55,102 "affordable" units (units benefiting from some form of interest rate or rental subsidy or otherwise subject to governmental programs aimed at providing low and moderate income housing) located in 38 states, the District of Columbia and Puerto Rico. Among the properties it manages, NHP owns 12 properties containing 2,905 apartment units.

    AIMCO is seeking to acquire the remaining outstanding shares of NHP Common Stock pursuant to a proposed merger (the "NHP Merger") of AIMCO/NHP Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of AIMCO ("Merger Sub"), with and into NHP, with NHP being the surviving corporation after the Merger and becoming a wholly owned subsidiary of AIMCO. The NHP Merger would be effected pursuant to an Agreement and Plan of Merger, dated as of April 21, 1997 (the "Merger Agreement"), by and among AIMCO, NHP and Merger Sub. The NHP Merger is subject to a number of conditions, including the approval of the stockholders of both NHP and AIMCO. Accordingly, there can be no assurance that the proposed NHP Merger will be completed. If completed, the NHP Merger is subject to a number of risks. See "Risk Factors--Risks Associated with the NHP Acquisition" and "Business and Growth Strategies--The NHP Acquisition."

    As soon as practicable following the NHP Merger, AIMCO will reorganize the assets and operations of NHP (the "NHP Reorganization") which will result in NHP's operations primarily being conducted through ANHI and/or one or more other unconsolidated subsidiaries of AIMCO (together with ANHI, the "Unconsolidated Subsidiaries").

    Pursuant to rights distributed to NHP stockholders in May 1997, subject to certain conditions, on the earlier of the effective time of the NHP Merger or December 1, 1997, all of the outstanding shares of WMF common stock will be distributed to NHP stockholders (the "WMF Spin-Off"). Shares of WMF common stock issued to AIMCO and ANHI in the WMF Spin-Off will be transferred to the former NHP stockholders from whom shares of NHP Common Stock were acquired pursuant to the Stock Purchase Agreement.

    NHP REAL ESTATE ACQUISITION

    In June 1997, the Company acquired a group of companies (the "NHP Real Estate Companies") previously owned by NHP that hold general and limited partnership interests in partnerships that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants to purchase 399,999 shares of Class A Common Stock at an exercise price of $36 per share.

    The NHP Real Estate Acquisition involved three distinct investments in real estate:

    - The Company acquired general and certain limited partnership interests in various partnerships that own 11,078 apartment units in 34 conventional "Class A" properties (properties that management believes are in the top 10% in market rents and generally in a superior location, in each case, when compared to competing properties) and "Class B" properties (generally, properties between 3 and 15 years old, which management believes are achieving rents 5% to 10% in excess of the average market rents when compared to competing properties). AIMCO is presently in the process of making tender offers to the limited partners of 26 of such partnerships to acquire their partnership interests for an aggregate amount of approximately $79 million. See "Business and Growth Strategies--Growth Strategies--Acquisition Strategies--Increasing its Interest in Partnerships."

    - The Company acquired general and certain limited partnership interests in various partnerships that own 9,996 apartment units in 44 "Class C" apartment properties (properties that management estimates have a remaining useful life of less than 20 years and will have a residual value equal to the value of the underlying land).

    - The Company also acquired general and certain limited partnership interests in various partnerships that own 50,309 affordable housing units and 15,004 Class C apartment units in 462 affordable and conventional apartment properties. The Company's long-term strategy for the affordable portfolio is to take advantage of potential opportunities from the potential restructuring of U.S. Department of Housing and Urban Development ("HUD") assistance or insurance programs, or to liquidate such properties while continuing to realize management fees from the portfolio. In addition, the Company believes that it may be able to significantly increase its return from its affordable portfolio by improving operations at some properties or by converting some properties to conventional properties. See "Business and Growth Strategies--Growth Strategies--Internal Growth Strategies--Conversion of Affordable Properties; Improvement of Performance."

    The Company is currently engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which will result in the vast majority of the NHP Properties being owned by a limited partnership (the "Unconsolidated Partnership") in which the Company has a 99% limited partnership interest and certain officers and directors of AIMCO have a controlling 1% general partnership interest. Upon completion of the NHP Real Estate Reorganization, the results of these NHP Properties will not be consolidated with AIMCO's results.

    OTHER 1997 ACQUISITIONS

    WINDWARD AT THE VILLAGES. In October, the Company purchased Windward at the Villages Apartments ("Windward"), a 196-unit apartment community built in 1988, located in West Palm Beach, Florida, for approximately $10.8 million. Windward is adjacent to the Bear Lakes Country Club and Golf Course in the Villages of Palm Beach Lakes master planned golf course community.

    MORTON TOWERS. In September, the Company, through two subsidiary limited partnerships in which the Company is the sole general partner and has an aggregate interest of approximately 77%, acquired the Morton Towers apartments, a 1,277-unit, twin tower high rise apartment complex built in 1960, located in Miami Beach, Florida, for $63 million, including approximately 1.4 million Partnership Common Units of the Operating Partnership ("OP Units") valued at $42 million. The Company expects to undertake a major renovation of the complex at an estimated total cost of $35 million.

    LOS ARBOLES. In September, the Company acquired Los Arboles Apartments, a 232-unit apartment community built in 1985, located in Chandler, Arizona, for approximately $11.3 million. Los Arboles is adjacent to Vista del Lagos, a 200-unit apartment community in which the Company has an equity interest.

    SAWGRASS. In July, the Company purchased Sawgrass Apartments, a 208-unit apartment community built in 1989, located in Orlando, Florida, for approximately $9.6 million. Sawgrass was formerly a Managed Property.

    TUSTIN EAST VILLAGE/THE CALIFORNIAN. In June, the Company acquired Tustin East Village and The Californian, two garden-style apartment communities consisting of 292 units built in 1970, and Red Hill Plaza, an adjacent shopping plaza built in 1970, located in Tustin, California, for $21.4 million, including approximately 500,000 OP Units valued at $13.9 million. These properties are contiguous to Brookside Apartments, another Owned Property, consisting of 336 units, purchased in April 1996 from the same seller, and are operated with Brookside as one property.

    THE VININGS. In June, the Company acquired The Vinings at the Waterways, a 180-unit luxury garden-style apartment community built in 1991, located in Aventura, Florida, for approximately $16.4 million. The Vinings is located by a yacht basin and marina directly accessing the Intracoastal Waterway and is also adjacent to a commercial center.

    STONEBROOK. In May, the Company acquired the Stonebrook Apartments, a 244-unit apartment community built in 1991, located in Orlando, Florida, for approximately $11 million. Stonebrook is less than a mile from the location of a proposed interchange on a beltway around Orlando and is near a regional airport being expanded for commercial aviation.

    BAY CLUB. In April, the Company acquired The Bay Club at Aventura, a 702-unit luxury high rise apartment complex, consisting of two towers built in 1990, located in Aventura, Florida, for approximately $71 million. The property includes approximately 3.5 acres of land with permits to construct a third tower consisting of 225 units. Aventura is a coastal city located near North Miami Beach.

    ADDITIONAL FINANCINGS

    In August 1997, AIMCO sold 750,000 shares of newly issued Class B Cumulative Preferred Stock, par value $.01 per share (the "Class B Preferred Stock"), to an institutional investor for $75 million in cash in a private transaction. Holders of the Class B Preferred Stock are entitled to receive, when, as and if declared by AIMCO's Board of Directors, quarterly cash dividends per share equal to the greater of (i) $1.78125 or (ii) the cash dividends declared on the number of shares of Class A Common Stock into which one share of Class B Preferred Stock is convertible. The Class B Preferred Stock is convertible at a conversion ratio of 3.28407 shares of Class A Common Stock for each share of Class B Preferred Stock (subject to anti-dilution adjustments). The Class B Preferred Stock is senior to Class A Common Stock as to dividends and upon liquidation. The proceeds from the sale of the Class B Preferred Stock were used to repay outstanding indebtedness under the Company's revolving credit facility (the "Credit Facility") with Bank of America National Trust and Savings Association ("Bank of America"), as agent for the banks parties thereto, and for general business purposes.

    Since August 1997, AIMCO has issued an aggregate of 5,052,418 shares of Class A Common Stock to institutional investors for aggregate net proceeds of approximately $157 million. Of the net proceeds of such offerings, AIMCO used $114.3 million to purchase 5,717,000 shares of NHP Common Stock from ANHI, used $7.0 million to purchase 351,975 additional shares of NHP Common Stock from a third party pursuant to the Stock Purchase Agreement and contributed the remaining $35.5 million to the Operating Partnership. ANHI used $74.3 million of proceeds from its sale of NHP Common Stock to repay in full outstanding borrowings (including accrued interest) under a short-term credit facility (the "ANHI Credit Facility") that were incurred to acquire shares of NHP Common Stock pursuant to the Stock Purchase Agreement, and distributed $40.0 million of such proceeds to the Operating Partnership and its other shareholders. The Operating Partnership used the amounts distributed to it by ANHI and contributed to it by AIMCO to repay outstanding indebtedness under the Credit Facility and for general business purposes.

    WINTHROP PORTFOLIO ACQUISITION

    On August 22, 1997, the Operating Partnership entered into a Purchase and Sale Agreement (the "Purchase Agreement") with 27 limited partnerships affiliated with Winthrop Financial Associates for the purchase of a portfolio of 35 multifamily residential properties (collectively, the "Winthrop Portfolio"). The Purchase Agreement provided the Operating Partnership with a "due diligence" period to inspect the Winthrop Portfolio. On October 15, 1997, the Company determined not to exercise its option to terminate the Purchase Agreement and, as of such date, became committed, subject to the terms and conditions of the Purchase Agreement, to purchase the Winthrop Portfolio.

    The 35 garden-style apartment communities comprising the Winthrop Portfolio are located in seven states, have an average age of 17 years and contain a total of 8,175 apartment units. Fifteen of the apartment communities are located in Arizona, with 2,602 units in Phoenix and 816 units in Tucson; eleven apartment communities with 2,075 units are located throughout Texas; two apartment communities with 1,223 units are located in Florida; two apartment communities with 494 units are located in Michigan; three apartment communities with 536 units are located in Georgia; one apartment community with 293 units is located in Illinois; and one apartment community with 136 units is located in North Carolina.

    The closing of the acquisition of the Winthrop Portfolio is expected to occur on October 31, 1997, subject to customary closing conditions. The aggregate purchase price for the Winthrop Portfolio, including estimated transaction costs, is approximately $262 million. The Company will pay aggregate consideration of $245.2 million in cash to the partnerships affiliated with Winthrop Financial Associates, and assume $8.3 million in mortgage indebtedness, to complete the purchase. The Company has also budgeted an additional $16 million in initial capital expenditures which will be incurred subsequent to the acquisition of the Winthrop Portfolio.

                         BUSINESS AND GROWTH STRATEGIES

OPERATING AND FINANCIAL STRATEGIES

    The Company's operating and financing strategies to attempt to meet its objective of providing long-term, predictable funds from operations ("FFO") per share include the following:

    - ACQUISITION OF PROPERTIES AT LESS THAN REPLACEMENT COST. The Company attempts to acquire properties at a significant discount to their replacement cost.

    - GEOGRAPHIC DIVERSIFICATION. The Company operates in 42 states, the District of Columbia and Puerto Rico. This geographic diversification insulates AIMCO, to some degree, from inevitable downturns in any one market.

    - MARKET GROWTH. The Company seeks to operate in markets where population and employment growth are expected to exceed the national average and where it believes it can become a regionally significant owner or manager of properties. For the 1996 to 1999 period, annual population and employment growth rates in AIMCO's five largest regional markets are forecasted to be 2.2% and 3.6%, respectively, compared with projected national averages of 0.9% and 2.0%, respectively.

    - PRODUCT DIVERSIFICATION. The Company's portfolio of apartment properties spans a wide range of apartment community types, both within and among markets.

    - CAPITAL REPLACEMENT. The Company believes that the physical condition and amenities of its apartment communities are important factors in its ability to maintain and increase rental rates. The Company allocates approximately $300 annually per owned apartment unit for capital replacements ("Capital Replacements") and reserves unexpended amounts for future capital replacements.

    - DEBT FINANCING. The Company's strategy is generally to incur debt to increase its return on equity while maintaining acceptable interest coverage ratios. The Company uses predominantly long-term, fixed-rate and self-amortizing debt in order to avoid the refunding or repricing risks of short-term borrowings.

    - DISPOSITIONS. From time to time, the Company sells properties that do not meet its return on investment criteria or that are located in areas where the Company does not believe that the long-term neighborhood values justify the continued investment in the properties.

    - DIVIDEND POLICY. AIMCO pays dividends to share its profitability with its stockholders. For the years ended December 31, 1996 and 1995 and the six months ended June 30, 1997, AIMCO distributed 72.3%, 75.1% and 70.1%, respectively, of FFO to its stockholders. It is the present policy of AIMCO's Board of Directors to increase the dividend annually in an amount equal to one-half the projected increase in FFO, adjusted for Capital Replacements.

GROWTH STRATEGIES

    The Company seeks growth through two primary sources--acquisition and internal expansion.

    ACQUISITION STRATEGIES. The Company believes its acquisition strategies will increase profitability and predictability of earnings by increasing its geographic diversification, economies of scale and opportunities to provide ancillary services to tenants at the AIMCO Properties. Since AIMCO's initial public offering in July 1994 (the "IPO") through September 30, 1997, excluding the NHP Real Estate Acquisition and the NHP Stock Purchase, the Company has completed 25 acquisition transactions involving a total of 68 properties for an aggregate purchase price of $714 million, including the assumption of $397 million of indebtedness. The Company acquires additional properties primarily in three ways:

    - DIRECT ACQUISITIONS. The Company may directly acquire individual properties or portfolios and controlling interests in entities that own or control such properties or portfolios. During the nine months ended September 30, 1997, in addition to the NHP Real Estate Acquisition and the NHP Stock Purchase, the Company has directly acquired seven apartment properties for a total consideration of $185 million, consisting of $56 million in cash, approximately 1.9 million OP Units valued at $56 million, and the assumption of $73 million of indebtedness.

    - ACQUISITION OF MANAGED PROPERTIES. The Company believes that its property management operations support its acquisition activities. Since the IPO, the Company has acquired from its managed portfolio 12 properties comprising 3,530 units for $129 million.

    - INCREASING ITS INTEREST IN PARTNERSHIPS. For properties where the Company owns a general partnership interest in the property-owning partnership, AIMCO may seek to acquire, subject to its fiduciary duties to the partnership, the outstanding limited partnership interests for cash or, in some cases, in exchange for OP Units. The Company has completed tender offers with respect to 25 partnerships and purchased additional limited partnership interests in the partnerships for a combination of cash and OP Units.

    INTERNAL GROWTH STRATEGIES. The Company pursues internal growth primarily through the following strategies:

    - REVENUE INCREASES. The Company increases rents where feasible and seeks to improve occupancy rates. AIMCO's "same store" revenues from the Owned Properties (based on properties owned from period to period) have grown by 2.8% and 3.5%, respectively, for the three months and six months ended June 30, 1997, as compared to the three months and the six months ended June 30, 1996.

    - REDEVELOPMENT OF PROPERTIES. The Company believes redevelopment of selected properties in superior locations provides advantages over development of new properties, because, compared with new development, redevelopment generally can be accomplished with relatively lower financial risk, in less time and with reduced delays attributable to governmental regulation.

    - EXPANSION OF PROPERTIES. The Company believes that expansion within or adjacent to existing AIMCO Properties also provides growth opportunities at lower risk than new development. Such expansion can offer cost advantages to the extent common area amenities and on-site management personnel can service the property expansions.

    - CONVERSION OF AFFORDABLE PROPERTIES; IMPROVEMENT OF PERFORMANCE. The Company believes that it may be able to significantly increase its return from its portfolio of affordable properties by improving operations at some of its properties or by converting some of its properties to conventional properties.

PROPERTY MANAGEMENT STRATEGIES

    AIMCO seeks to improve the operating results from its property management business by, among other methods, combining centralized financial control and uniform operating procedures with localized property management decision-making and market knowledge. AIMCO's management operations are organized into 13 regional hubs, each supervised by a Regional Vice President, who has, on average, 17 years of experience in apartment management.

                                  THE OFFERING

Class A Common Stock offered hereby...  7,000,000 shares

Class A Common Stock to be outstanding
  after the offering (1)..............  35,274,739 shares

Use of proceeds.......................  AIMCO will use approximately $23 million of net proceeds from the Offering to repay an intercompany
                                        loan from the Operating Partnership, and will
                                        contribute all of the remaining approximately $218.5
                                        million of net proceeds to the Operating
                                        Partnership. The Operating Partnership will use such
                                        net proceeds (together with the proceeds from the
                                        repayment of the intercompany loan and any net
                                        proceeds of any exercise of the over-allotment
                                        option) for the repayment of outstanding
                                        indebtedness and for general business purposes. See
                                        "Use of Proceeds."

New York Stock Exchange symbol........  "AIV"

---------

(1) Excludes (i) 4,936,232 shares of Class A Common Stock which may be issued in exchange for 4,936,232 OP Units which may be tendered for redemption; (ii) 325,000 shares of Class A Common Stock issuable upon conversion of 325,000 shares of AIMCO's Class B Common Stock, $.01 par value per share ("Class B Common Stock"), the holders of which are all members of the Company's senior management, if certain performance criteria are met; (iii) 953,645 shares of Class A Common Stock issuable upon exercise of outstanding options and warrants; (iv) 2,463,053 shares of Class A Common Stock which may be issued upon conversion of 750,000 shares of Class B Preferred Stock; and (v) up to 5,466,975 shares of Class A Common Stock issuable in connection with the NHP Merger (assuming the issuance of 619,623 shares of Class A Common Stock as a result of the exercise of options to purchase NHP Common Stock). See "Business and Growth Strategies--The NHP Acquisition."

             SUMMARY PRO FORMA AND HISTORICAL FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth summary pro forma and historical financial and operating information for AIMCO. The Pre-Merger pro forma financial and operating information gives effect to the NHP Stock Purchase, the NHP Real Estate Acquisition and a number of other transactions completed by AIMCO prior to the NHP Merger (collectively, the "Pre-Merger Pro Forma Transactions"). The Merger pro forma financial and operating information gives effect to the Pre-Merger Pro Forma Transactions, the NHP Merger, the WMF Spin-Off and the NHP Reorganization, assuming that ANHI elects to receive 0.37383 shares of Class A Common Stock and $10 in cash (the "Mixed Consideration") for each share of NHP Common Stock and all other NHP stockholders elect to receive 0.74766 shares of Class A Common Stock (the "Stock Consideration") for each share of NHP Common Stock in the NHP Merger (collectively, the "Merger Pro Forma Transactions"). The pro forma financial and operating information set forth below should be read in conjunction with, and is qualified in its entirety by, the historical and pro forma financial statements and notes thereto of AIMCO, NHP, the NHP Real Estate Companies, NHP Southwest Partners, L.P., the NHP New LP Entities (as defined in
Note 1 of such financial statements included in AIMCO's Current Report on Form 8-K dated June 3, 1997, as amended), the NHP Borrower Entities (as defined in
Note 1 of such financial statements included in AIMCO's Current Report on Form 8-K dated June 3, 1997, as amended), The Bay Club at Aventura, the Morton Towers apartments and the Thirty-five Acquisition Properties (which represent the Winthrop Portfolio), all of which are incorporated by reference herein. The summary historical financial information for the years ended December 31, 1996 and 1995 is based on the audited financial statements of AIMCO incorporated by reference herein. The summary historical financial information for AIMCO for the six months ended June 30, 1997 and 1996 has been prepared from unaudited historical financial data incorporated by reference herein. In the opinion of the management of AIMCO, the operating data for the six months ended June 30, 1997 and 1996 include all adjustments (consisting only of normally recurring adjustments) necessary to present fairly the information set forth therein. The results for the six months ended June 30, 1997 are not necessarily indicative of the results to be obtained for the year ending December 31, 1997. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of AIMCO and notes thereto incorporated by reference herein.

                                                                                                             FOR THE YEAR ENDED
                                                        FOR THE SIX MONTHS ENDED JUNE 30,                       DECEMBER 31,
                                          -------------------------------------------------------------  --------------------------
                                                                              1997                                         1996
                                                         ----------------------------------------------                 -----------
                                                                                 PRO FORMA
                                                                     ----------------------------------
                                                                           PRE-
                                              1996       HISTORICAL       MERGER            MERGER           1995       HISTORICAL
                                          -------------  ----------  ----------------  ----------------  -------------  -----------
                                          (RESTATED)(A)                                                  (RESTATED)(A)
OPERATING DATA:
  Income from rental property
    operations..........................    $  17,700    $   30,779  $   44,454        $   44,344          $  27,483     $  39,814
  Income from service company
    business............................          641         2,031       1,173               535              1,973         1,717
  Income (loss) before minority interest
    in Operating Partnership,
    extraordinary item and gain on sale
    of property ........................        7,078        11,733      10,455            12,994             14,988        15,629
  Net income (loss).....................    $   5,955    $    9,848  $    8,750(h)     $   11,302(i)(j)    $  13,375     $  12,984

PER SHARE DATA:
  Net income per common share and common
    share equivalents...................    $    0.49    $     0.53  $     0.21(h)     $     0.26(i)(j)    $    0.86     $    1.04
  Dividends paid per common share.......    $    0.85    $    0.925  $    0.925        $    0.925          $    1.66     $    1.70
  Weighted average number of common
    shares and common share equivalents
    outstanding.........................       12,039        18,559      28,281            33,307              9,579        12,427


                                                     PRO FORMA
                                          --------------------------------
                                               PRE-
                                              MERGER           MERGER
                                          ---------------  ---------------

OPERATING DATA:
  Income from rental property
    operations..........................  $  74,241        $  72,275
  Income from service company
    business............................      2,134              856
  Income (loss) before minority interest
    in Operating Partnership,
    extraordinary item and gain on sale
    of property ........................     14,284           16,570
  Net income (loss).....................  $  12,231(k)     $  14,002(i)(l)
PER SHARE DATA:
  Net income per common share and common
    share equivalents...................  $    0.26(k)     $    0.27(i)(l)
  Dividends paid per common share.......  $    1.70        $    1.70
  Weighted average number of common
    shares and common share equivalents
    outstanding.........................     26,592           31,638

                                                                                                             FOR THE YEAR ENDED
                                                        FOR THE SIX MONTHS ENDED JUNE 30,                       DECEMBER 31,
                                          -------------------------------------------------------------  --------------------------
                                                                              1997                                         1996
                                                         ----------------------------------------------                 -----------
                                                                                 PRO FORMA
                                                                     ----------------------------------
                                                                           PRE-
                                              1996       HISTORICAL       MERGER            MERGER           1995       HISTORICAL
                                          -------------  ----------  ----------------  ----------------  -------------  -----------
                                          (RESTATED)(A)                                      (RESTATED)(A)
BALANCE SHEET DATA (END OF PERIOD):
  Real estate, before accumulated
    depreciation........................    $ 551,826    $1,102,073  $1,460,289  $1,370,933    $ 477,162     $ 865,222
  Cash and cash equivalents.............        2,328        21,521      21,521      21,521        2,379        13,170
  Total assets..........................      540,117     1,272,890   1,742,971   1,730,506      480,361       834,813
  Total mortgages and notes payable.....      307,612       644,457     836,405     794,796      268,692       522,146
  Minority interest in other
    partnerships........................       --             6,625      19,351      19,166       --            10,386
  Minority interest in Operating
    Partnership.........................       41,525        63,366     105,396     105,396       30,376        58,777
  Stockholders' equity(b)...............      178,059       388,477     618,395     750,839      169,032       222,889
CASH FLOW DATA:
  Cash provided by operating
    activities(c).......................    $  25,209    $   25,035  $   38,786  $   40,161    $  25,911     $  38,806    $  62,235
  Cash used in investing
    activities(d).......................      (18,074)     (108,134)     (5,423)     (5,291)     (60,821)      (88,144)     (10,847)
  Cash provided by (used in) financing
    activities(e).......................       (7,186)       91,450     (33,209)    (37,619)      30,145        60,129      (61,362)
OTHER DATA:
  Funds from Operations(f)..............    $  16,368    $   28,441  $   37,182  $   49,763(i)   $  25,285   $  35,185    $  67,948
  Weighted average number of common
    shares and OP Units
    outstanding(g)......................       14,303        21,590      35,591      40,616       11,461        14,994       34,435


                                                     PRO FORMA
                                          --------------------------------
                                               PRE-
                                              MERGER           MERGER
                                          ---------------  ---------------

BALANCE SHEET DATA (END OF PERIOD):
  Real estate, before accumulated
    depreciation........................
  Cash and cash equivalents.............
  Total assets..........................
  Total mortgages and notes payable.....
  Minority interest in other
    partnerships........................
  Minority interest in Operating
    Partnership.........................
  Stockholders' equity(b)...............
CASH FLOW DATA:
  Cash provided by operating
    activities(c).......................   $  60,878
  Cash used in investing
    activities(d).......................     (10,582)
  Cash provided by (used in) financing
    activities(e).......................     (69,466)
OTHER DATA:
  Funds from Operations(f)..............   $  89,050(i)
  Weighted average number of common
    shares and OP Units
    outstanding(g)......................      39,480

-------------

(a) In the second quarter of 1996, AIMCO reorganized the ownership of its subsidiary service company, whereby the Operating Partnership (i) owns all of the non-voting preferred stock of the service company, Property Asset Management Services, Inc., a Delaware corporation ("PAMS Inc."), representing a 95% economic interest, and (ii) owns the 1% general partnership interest in Property Asset Management Services, L.P., a Delaware limited partnership ("PAMS LP"). PAMS Inc. owns the 99% limited partnership interest in PAMS LP. Substantially all the activity of PAMS Inc. is conducted by PAMS LP. Because the Operating Partnership owns 95% of the economic value of PAMS Inc. and also controls the general partnership interest in PAMS LP, thereby controlling the activity of the partnership, the service company is consolidated. Prior to the reorganization, AIMCO reported the service company business on the equity method. The restatement has no impact on net income, but does increase third party and affiliate management and other income, management and other expenses, amortization of management company goodwill and depreciation of non-real estate assets. AIMCO has restated the balance sheet as of December 31, 1995, and the statements of income and statements of cash flows for the year ended December 31, 1995 to reflect the change.

(b) Subsequent to June 30, 1997, AIMCO issued 750,000 shares of Class B Preferred Stock and 5,052,418 shares of Class A Common Stock for aggregate net proceeds of approximately $231 million. See "Business and Growth Strategies--Recent Financings."

(c) Pro forma cash provided by operating activities represents income before income allocable to minority interests, plus depreciation and amortization less the non-cash portion of AIMCO's equity in earnings of unconsolidated subsidiaries. The pro forma amounts do not include adjustments for changes in working capital resulting from changes in current assets and current liabilities as there is no historical data available as of both the beginning and end of each period presented.

(d) On a pro forma basis, cash used in investing activities represents the minimum annual provision for capital replacements of $300 per owned apartment unit.

(e) Pro forma cash used in financing activities represents estimated dividends and distributions to be paid based on AIMCO's historical dividend rate of $1.70 and $0.925 per share for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively, and outstanding shares of Class A Common Stock and OP Units, as well as estimated dividends to be paid based on the rate of $7.125 and $3.5625 per share for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively, and on outstanding shares of Class B Preferred Stock.

(f) The Company's management believes that the presentation of FFO, when considered with the financial data determined in accordance with generally accepted accounting principles ("GAAP"), provides useful measures of AIMCO's performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO, nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. In addition, AIMCO adjusts FFO for minority interest in the Operating Partnership, amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and the payment of dividends on preferred stock. AIMCO's management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO's ability to meet required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO's basis of computing FFO is comparable with that of other REITs.

    The following is a reconciliation of Income before minority interest in Operating Partnership to FFO:

                                              FOR THE SIX MONTHS ENDED JUNE 30,              FOR THE YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------  -------------------------------------
                                                                   1997                                          1996
                                                   -------------------------------------               ------------------------
                                                                       PRO FORMA                                     PRO FORMA
                                                                ------------------------                            -----------
                                                                   PRE-                                                PRE-
                                         1996      HISTORICAL     MERGER       MERGER        1995      HISTORICAL     MERGER
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                      (RESTATED)                                          (RESTATED)

OPERATING ACTIVITIES
Income before minority interest in
  Operating Partnership.............   $   7,078    $  11,464    $  10,455    $  12,994    $  14,988    $  15,673    $  14,284
Gain on disposition of property.....      --           --           --           --           --              (44)      --
Extraordinary item..................      --              269       --           --           --           --           --
Real estate depreciation, net of
  minority interest in other
  partnerships......................       9,060       13,250       21,385       19,881       15,038       19,056       41,621
Amortization of management company
  goodwill..........................         230          474        1,164          598          428          500        3,180
Equity in earnings of Unconsolidated
  Subsidiaries:
Real estate depreciation............      --            1,263          803        2,307       --           --            1,606
Amortization of recoverable amount
  of management contracts...........      --              150           83        3,630       --           --              261
Amortization of goodwill related to
  service provider business.........      --           --           --              950       --           --           --
Deferred income taxes...............      --              874           57          600       --           --              376
Real estate depreciation from
  investments in partnerships.......      --              697        5,907       11,475       --           --           11,964
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net funds provided by operating
  activities........................      16,368       28,441       39,854       52,435       30,454       35,185       73,292
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------

FINANCING ACTIVITIES
Payment of dividend on Preferred
  Stock.............................      --           --           (2,672)      (2,672)      (5,169)      --           (5,344)
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net funds used in financing
  activities........................      --           --           (2,672)      (2,672)      (5,169)      --           (5,344)
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
Funds from Operations...............   $  16,368    $  28,441    $  37,182    $  49,763    $  25,285    $  35,185    $  67,948
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------


                                        MERGER
                                      -----------

OPERATING ACTIVITIES
Income before minority interest in
  Operating Partnership.............   $  16,570
Gain on disposition of property.....      --
Extraordinary item..................      --
Real estate depreciation, net of
  minority interest in other
  partnerships......................      38,533
Amortization of management company
  goodwill..........................       1,256
Equity in earnings of Unconsolidated
  Subsidiaries:
Real estate depreciation............       4,694
Amortization of recoverable amount
  of management contracts...........       7,261
Amortization of goodwill related to
  service provider business.........       1,900
Deferred income taxes...............       3,600
Real estate depreciation from
  investments in partnerships.......      20,580
                                      -----------
Net funds provided by operating
  activities........................      94,394
                                      -----------
FINANCING ACTIVITIES
Payment of dividend on Preferred
  Stock.............................      (5,344)
                                      -----------
Net funds used in financing
  activities........................      (5,344)
                                      -----------
Funds from Operations...............   $  89,050
                                      -----------
                                      -----------

(g) After a one year holding period, OP Units may be tendered for redemption at the option of the holder and, upon tender, may be acquired by AIMCO for shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock for each OP Unit (subject to adjustment).

(h) On a pro forma basis, giving effect to the Offering and the application of the net proceeds thereof, as well as the Pre-Merger Pro Forma Transactions, net income would be $16,906, or $0.40 per common share.

(i) AIMCO has amortized goodwill associated with the NHP Merger using the straight line method over 20 years. In connection with a review of the proxy material relating to the NHP Merger, the Securities and Exchange Commission (the "SEC") has issued to AIMCO a comment letter that suggests a five year life for management company goodwill, rather than the 20 year life utilized by AIMCO. If the life of the management company goodwill were changed to five years, for the six months ended June 30, 1997, net income (loss) and net income (loss) per common share and common share equivalent on a pro forma (Merger) basis would have been $1,491 and $0.04, respectively ($9,648 and $0.24, respectively, on a pro forma (Merger) basis giving effect to the Offering and the application of the proceeds thereof); and for the year ended December 31, 1996, net income (loss) and net income (loss) per common share and common share equivalent on a pro forma (Merger) basis would have been $(5,361) and $(0.17), respectively ($9,993 and $0.26, respectively, on a pro forma (Merger) basis giving effect to the Offering and the application of net proceeds thereof). Since AIMCO's policy is to adjust FFO for amortization of goodwill, the change in life of such goodwill would not have any material impact on FFO for the periods presented.

(j) On a pro forma basis, giving effect to the Offering and the application of the net proceeds thereof, as well as the Merger Pro Forma Transactions, net income would be $19,578, or $0.42 per common share. If all the NHP stockholders (excluding ANHI) elect Mixed Consideration in connection with the Merger, on a pro forma basis, giving effect to the Offering and the application of the net proceeds thereof, as well as the Merger Pro Forma Transactions, net income would be $17,825, or $0.40 per common share.

(k) On a pro forma basis, giving effect to the Offering and the application of the net proceeds thereof, as well as the Pre-Merger Pro Forma Transactions, net income would be $27,430, or $0.66 per common share.

(l) On a pro forma basis, giving effect to the Offering and the application of the net proceeds thereof, as well as the Merger Pro Forma Transactions, net income would be $29,621, or $0.63 per common share. If all the NHP stockholders (excluding ANHI) elect Mixed Consideration in connection with the NHP Merger, on a pro forma basis, giving effect to the Offering and the application of the net proceeds thereof, as well as the Merger Pro Forma Transactions, net income would be $26,128, or $0.57 per common share.

                                  RISK FACTORS

    An investment in shares of Class A Common Stock involves various risks. In addition to general investment risks and those factors set forth elsewhere or incorporated by reference in this Prospectus Supplement, potential investors should consider, among other things, the following factors:

RISKS ASSOCIATED WITH THE NHP ACQUISITION

    The NHP Stock Purchase, the NHP Merger and the NHP Real Estate Acquisition (collectively, the "NHP Acquisition") constitute the largest acquisition ever undertaken by the Company, involving an aggregate purchase price in excess of $450 million. In addition to the risks typically associated with acquisitions generally (see "--Risks of Acquisition and Development Activities"), the NHP Acquisition involves the following risks and uncertainties:

    RISKS OF AIMCO'S INABILITY TO EFFECT CERTAIN BUSINESS COMBINATIONS AND OTHER TRANSACTIONS. As a result of the NHP Stock Purchase, AIMCO is an "interested stockholder" of NHP for the purpose of Section 203 of the Delaware General Corporation Law (the "DGCL"). Accordingly, if the Merger Agreement is not adopted and authorized at a special meeting of NHP stockholders by the required vote, AIMCO may not, prior to February 13, 2000, enter into any "business combination" transaction with NHP, unless the transaction is approved by holders of at least 66 2/3% of the outstanding shares of NHP Common Stock, excluding shares deemed to be owned by AIMCO or its affiliates. For these purposes, a "business combination" includes any merger or consolidation of NHP or its subsidiaries with AIMCO or its affiliates; any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of NHP or its subsidiaries to AIMCO with a value of 10% or more of the total assets of NHP; transfers or issuances of stock of NHP or its subsidiaries to AIMCO; and certain other transactions that may provide financial benefits to AIMCO.

    If the NHP Merger is not approved, the prohibition on business combinations contained in Section 203 may prevent AIMCO from taking a variety of actions that may be necessary to optimize AIMCO's corporate structure for operating reasons, tax reasons and for purposes of complying with the REIT rules following the NHP Stock Purchase and the NHP Real Estate Acquisition. Such actions may include, for example, certain aspects of the NHP Reorganization, a liquidation of NHP, a merger of NHP with another AIMCO subsidiary, a transfer of assets from NHP or its subsidiaries to AIMCO or its subsidiaries or guarantees by NHP or its subsidiaries of loans made to AIMCO or its subsidiaries. The inability of AIMCO to engage in such transactions could have a material adverse effect on AIMCO's results of operations and its ability to realize the potential benefits of the NHP Acquisition.

    RISKS ASSOCIATED WITH INTEGRATING NHP AND OTHER ACQUIRED BUSINESSES. The integration of NHP's business with AIMCO's may place a significant burden on AIMCO's management. Such integration is subject to risks commonly encountered in making such acquisitions, including, among others, loss of key personnel of NHP, the difficulty associated with assimilating the personnel and operations of NHP, the disruption of AIMCO's ongoing business and acquisition strategy, the difficulty in maintaining uniform standards, controls, procedures and policies, and the impairment of AIMCO's reputation. No assurance can be given that the anticipated benefits from the NHP Merger will be realized or that AIMCO will be able to integrate the two businesses successfully. Failure of AIMCO to integrate the two businesses successfully could have a material adverse effect on AIMCO's results of operations. Substantial growth in AIMCO's portfolio as a result of recent and possible future acquisitions of businesses may involve similar burdens and risks.

    RISK OF TERMINATION OF OXFORD CONTRACTS. Pursuant to contracts among certain entities and individuals associated with Oxford Realty Financial Group, Inc. and Oxford Holdings Corporation (collectively "Oxford") and NHP, NHP manages a portfolio of properties (the "Oxford Properties") controlled by Oxford. The management contracts for individual properties (the "Oxford Management Contracts") have terms of one year and provide for management fees ranging from 3.25% to 9% of each property's rental revenue. Unless 30 days' notice of non-renewal is provided by Oxford to NHP, the Oxford Management Contracts automatically renew for additional one year periods. Such contracts are terminable for failure by NHP to meet certain financial performance standards with respect to the management of individual properties, and for cause in certain circumstances, including material breaches of NHP's obligations under the contracts. However, NHP possesses voting rights with respect to certain Oxford entities that NHP believes prevent Oxford from terminating or failing to renew the Oxford Management Contracts without NHP's consent, except in the event of a sale of the managed Oxford Property. In connection with the NHP Acquisition, Oxford has indicated that it believes it has the right not to renew the Oxford Management Contracts without NHP's consent. AIMCO and NHP believe these assertions are without merit. Although AIMCO and NHP intend to vigorously oppose any attempt by Oxford to terminate or not to renew the Oxford Management Contracts, there can be no assurance that Oxford will not prevail in any such attempt.

    NHP received $12.9 million of management fees from management of the Oxford Properties in 1996 and $6.5 million in the first six months of 1997. The Stock Purchase Agreement provides that the sellers thereunder will indemnify AIMCO against certain losses in excess of $3 million arising from the termination, cancellation or non-renewal of any property management contract, including losses related to the Oxford Management Contracts. This indemnification obligation is subject to a number of exceptions and qualifications. Termination of the Oxford Management Contracts could have a material adverse effect on NHP's results of operations.

POSSIBLE CONFLICT OF INTERESTS; TRANSACTIONS WITH AFFILIATES.

    The Company presently manages the Managed Properties through the Management Subsidiaries and NHP. In order to satisfy certain REIT requirements, the ownership of PAMS Inc. consists of the Operating Partnership holding non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of the Company holding, directly or indirectly, all of the voting common stock, representing a 5% economic interest. In addition, PAMS LP provides property management services with respect to certain Managed Properties in which certain officers and/or directors of the Company have separate ownership interests. The fees for these services have been negotiated on an individual basis and typically range from 3% to 6% of gross receipts for the particular property. Although these arrangements were not negotiated on an arms'-length basis, AIMCO believes, based on comparisons to the fees charged by other real estate companies and by PAMS LP with respect to unaffiliated Managed Properties in comparable locations, that the terms of such arrangements are fair to the Company.

    In order to satisfy certain requirements of the Code with respect to AIMCO's continued qualification as a REIT, ANHI, which is the holder of 779,073 shares of NHP Common Stock, representing approximately 6.0% of the shares outstanding as of August 31, 1997, has an ownership structure that is similar to that of PAMS Inc. described above. Upon completion of the NHP Real Estate Reorganization, the vast majority of the assets of the NHP Real Estate Companies will be owned by the Unconsolidated Partnership, in which certain officers and/or directors of AIMCO will have a controlling interest (with a 1% economic interest). Following consummation of the NHP Merger and the NHP Reorganization, the operations of NHP will be conducted by ANHI and/or other Unconsolidated Subsidiaries, in which certain officers and/or directors of AIMCO will have a controlling interest (with an economic interest of between 1% and 5%). As a result of the ownership interest held by certain officers and/or directors of AIMCO in PAMS Inc., the Unconsolidated Partnership, ANHI and the other Unconsolidated Subsidiaries, certain conflicts of interest may arise with respect to such persons in transactions involving such entities or the assets held by such entities. For example, in order to acquire an interest in such entities, such persons are required to contribute assets to such entities in exchange therefor. Although AIMCO believes that such contributions, and any additional contributions that have been made to maintain a particular percentage interest, have been made on terms that were fair to AIMCO and such entities, such transactions were not made at arms'-length, AIMCO in some instances did not obtain independent valuations of such entities and there can be no assurance that contributions by such individuals to such entities were made in amounts which reflected the market value of the associated economic interest. In addition, because AIMCO does not have voting control over PAMS Inc., the Unconsolidated Partnership, ANHI or the other Unconsolidated Subsidiaries, AIMCO may not be able to cause such entities to take actions that would be in the interest of AIMCO and its stockholders or prevent other actions that are not in the interest of AIMCO and its stockholders.

SIGNIFICANT INDEBTEDNESS; REFINANCING RISKS.

    The Company has significant amounts of debt outstanding and, accordingly, is subject to the risks normally associated with debt financing, including the risk that its cash flow from operations will be insufficient to make required payments of principal and interest, the risk that existing indebtedness, including secured indebtedness, may not be refinanced or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. As of June 30, 1997, 97% of the Company's Owned Properties, and 88% of its total assets, were encumbered by debt, and the Company (excluding ANHI) had total outstanding indebtedness of $644.5 million, $611.5 million of which was secured by Owned Properties and other assets, including $70.9 million of outstanding borrowings under the Credit Facility and $33.0 million of outstanding unsecured borrowings. The Credit Facility restricts AIMCO's ability to effect certain mergers, business consolidations and asset sales, imposes minimum net worth requirements, and requires AIMCO to maintain a ratio of debt to gross asset value of no more than 0.6 to 1, an interest coverage ratio of at least 2.0 to 1 and a debt service coverage ratio of at least 1.8 to 1. Additionally, the Credit Facility limits AIMCO from distributing more than 80% of funds from operations to AIMCO stockholders. Failure by AIMCO to make payments exceeding $2.0 million under any other debt agreement (except intracompany agreements), failure to perform or observe covenants or conditions under an intracompany subordination agreement entered into in connection with the Credit Facility and events of default resulting in acceleration under AIMCO's other credit agreements, among other events, are considered defaults under the Credit Facility. General Motors Acceptance Corporation has made 35 loans (the "GMAC Loans"), with an aggregate outstanding principal balance of $217.4 million at June 30, 1997, to 35 property owning partnerships of the Company, each of which is secured by the underlying Owned Property of such partnership. Each GMAC Loan is cross-collateralized with certain other GMAC Loans. Other than the GMAC Loans, none of the Company's debt is subject to cross-collateralization provisions. AIMCO's Amended and Restated Articles of Incorporation (the "AIMCO Charter") does not limit the amount of indebtedness which may be incurred by AIMCO and its subsidiaries. At June 30, 1997, ANHI had outstanding indebtedness totaling $214.7 million, consisting of $72.6 million of indebtedness outstanding under the ANHI Credit Facility (which has been repaid), $71.1 million of unsecured indebtedness (including $65.0 million outstanding under NHP's credit facility) and $71.0 million of indebtedness secured by real estate wholly owned by NHP. If the Company does not have sufficient funds to repay its indebtedness at maturity, it may be necessary to refinance such indebtedness through additional debt financing, private or public offerings of debt securities or additional equity offerings. If, at the time of any such refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect cash flow. If the Company is unable to refinance its indebtedness on acceptable terms, it might be forced to dispose of properties or other assets on disadvantageous terms, potentially resulting in losses and adverse effects on cash flow from operating activities. If the Company is unable to make required payments of principal and interest on indebtedness secured by Owned Properties, such properties could be foreclosed upon by the lender with a consequent loss of income and asset value to the Company.

RISK OF RISING INTEREST RATES.

    Certain of the Company's borrowings, including the Credit Facility, bear interest at a variable rate. In addition, as of June 30, 1997, the Company (excluding NHP) had approximately $122.9 million of other indebtedness that bears interest at a variable rate. As of June 30, 1997, approximately 81% of the Company's total indebtedness (excluding NHP) was subject to fixed interest rates and 19% was subject to variable interest rates. Although, as described below, the Company has certain hedging arrangements in place, increases in interest rates could increase the Company's interest expense and adversely affect cash flow. As of June 30, 1997, NHP had approximately $65.0 million of variable rate indebtedness, representing 45.7% of NHP's outstanding indebtedness. No hedging arrangements are in place with respect to NHP's variable rate indebtedness, although NHP has purchased a nominal interest rate cap agreement protecting it from interest rate fluctuations above 13.25%. Increases in interest rates would increase NHP's interest expense and adversely affect NHP's cash flow.

RISKS RELATED TO INTEREST RATE HEDGING ARRANGEMENTS.

    From time to time, the Company enters into agreements to reduce the risks associated with increases in interest rates. Although these agreements provide the Company with some protection against rising interest rates, these agreements also reduce the benefits to the Company when interest rates decline. In March 1997, the Company entered into an interest rate hedging agreement (the "Hedge") with an investment banking company in anticipation of refinancing certain indebtedness. The Hedge, which was extended to mature on December 3, 1997, has a notional amount of $100 million and fixes the interest rate of the anticipated refinancing at 7.019%. Based on the fair value of the Hedge at September 24, 1997, the Company has an unrealized loss of approximately $7.6 million, which, when amortized, will result in an effective interest rate of approximately 7.80% over the life of the refinanced debt. In addition, in September 1997, AIMCO entered into a second interest rate agreement (the "September Hedge"), with the same investment banking company, having a notional amount of $75 million, in anticipation of refinancing certain indebtedness. The September Hedge matures on December 4, 1997, and fixes the interest rate of the anticipated refinancing at 6.179%. There can be no assurance that the above described indebtedness will be refinanced or that the Company will be able to enter into other hedging arrangements to replace the Hedge or the September Hedge.

    Interest rate hedging arrangements, including the Hedge and the September Hedge, may expose the Company to certain risks. Interest rate movements during the term of interest rate hedging arrangements may result in a gain or loss on the Company's investment in the hedging arrangement. In addition, if a hedging arrangement is not indexed to the same rate as the indebtedness that is hedged, the Company may be exposed to losses to the extent that the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Finally, nonperformance by the other party to the hedging arrangement may result in credit risks to the Company. In order to minimize counterparty credit risk, the Company's policy is to enter into hedging arrangements only with large financial institutions that maintain an investment grade credit rating.

RISKS RELATED TO INVESTMENT IN AND MANAGEMENT OF REAL ESTATE.

    GENERAL. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. The Company's income from its Owned Properties and Equity Properties may be adversely affected by the general economic climate, local conditions such as oversupply of apartments or a reduction in demand for apartments in the area, the attractiveness of the properties to tenants, competition from other available apartments, the ability of the Company to provide adequate maintenance and insurance, and increases in operating costs (including real estate taxes). The Company's income from its Owned Properties and Equity Properties would also be adversely affected if a significant number of tenants were unable to meet their rent payment obligations when due or if apartments could not be rented on favorable terms. Certain significant expenditures associated with real property investments (such as debt service, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investments. In addition, income from properties and real estate values are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing. If the Company's Owned Properties and Equity Properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, the Company's income, and AIMCO's ability to make distributions to holders of Class A Common Stock, will be adversely affected. Many of the factors that could adversely affect the Company's income from its Owned Properties and Equity Properties could also adversely affect the Company's income from its Managed Properties by reducing gross receipts for such properties.

    ILLIQUIDITY OF REAL ESTATE. Investments in real estate or partnerships which own real estate may be illiquid. As a result, the Company may be unable to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Code limits the ability of AIMCO, as a REIT, to sell properties held for fewer than four years.

    OPERATING RISKS. The AIMCO Properties are subject to operating risks common to multifamily apartment properties in general. These risks may adversely affect the Company's cash flow from operations. For example, increases in unemployment in the areas in which the AIMCO Properties are located may adversely affect multifamily apartment occupancy or rental rates and it may not be possible to offset increases in operating costs due to inflation and other factors by increased rents. Local rental market characteristics also limit the extent to which rents may be increased without decreasing occupancy rates.

    COMPETITION. There are numerous housing alternatives that compete with the AIMCO Properties in attracting residents. Such properties compete directly with other multifamily rental apartments and single family homes that are available for rent in the markets in which such properties are located. Such properties also compete for residents with new and existing homes and condominiums. The ability of the Company to lease apartment units and the level of rents charged is determined in large part by the number of competitive properties in the local market. Numerous real estate companies compete with the Company in each of its market areas in acquiring, developing and managing multifamily apartment properties and seeking tenants to occupy their properties and the Company's market share is small in each of its market areas. In addition, numerous property management companies compete with the Company in the markets where the Managed Properties are located.

    CHANGE IN LAWS. Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions, as well as changes in laws affecting development, construction and safety requirements, may result in significant unanticipated expenditures, which would adversely affect the Company's cash flow from operating activities. In addition, future enactment of rent control or rent stabilization laws or other laws regulating multifamily housing may reduce, or limit the ability of the Company to increase, rental revenue or increase operating costs in particular markets.

    POSSIBLE ENVIRONMENTAL LIABILITIES. Under Federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate and clean up a release of hazardous substances at such property, and may, under such laws and common law, be held liable for property damage and other costs incurred by third parties in connection with such releases. The liability under certain of these laws has been interpreted to be joint and several unless the harm is divisible or there is a reasonable basis for allocation of responsibility. The failure to remediate the property properly may also adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. In connection with its ownership, operation or management of the AIMCO Properties, the Company could be potentially liable for environmental liabilities or costs associated with its properties or properties it may in the future acquire or manage.

    Certain Federal, state and local laws and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when those materials are in poor condition or in the event of building remodeling, renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws also impose liability for a release of ACMs and may enable third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership, operation or management of properties, the Company could be potentially liable for those costs. There are ACMs at certain of the Owned Properties, and there may be ACMs at certain of the other AIMCO Properties. AIMCO has developed and implemented operations and maintenance programs, as appropriate, that establish operating procedures with respect to the ACMs at most of the Owned Properties, and intends to develop and implement, as appropriate, such programs at AIMCO Properties that do not have such programs.

    Certain of the Owned Properties, and some of the other AIMCO Properties, are located on or near properties that contain or have contained underground storage tanks or on which activities have occurred which could have released hazardous substances into the soil or groundwater. There can be no assurances that such hazardous substances have not been released or have not migrated, or in the future will not be released or will not migrate onto the AIMCO Properties. Such hazardous substances have been released at certain Owned

Properties and, in at least one case, have migrated from an off-site location onto the Company's property. In addition, the Company's Montecito property in Austin, Texas, is located adjacent to, and may be partially on, land that was used as a landfill. Low levels of methane and other landfill gas have been detected at Montecito. The City of Austin (the "City"), the former landfill operator, has assumed responsibility for conducting all investigation and remedial activities to date associated with the methane and other landfill gas. The remediation of the landfill gas is now substantially complete, and the Texas Natural Resources Conservation Commission (the "TNRCC") has preliminarily approved the methane gas remediation efforts. Final approval of the site and the remediation process is contingent upon the results of continued methane gas monitors to confirm the effectiveness of the remediation efforts. Should further actionable levels of methane gas be detected, a proposed contingency plan of passive methane gas venting may be implemented by the City. The City has also conducted testing on the Company's Montecito property to determine whether, and to what extent, groundwater has been impacted. Based on test reports received to date by the Company, the groundwater does not appear to be contaminated at actionable levels. The Company has not incurred and does not expect to incur liability for the landfill investigation and remediation; however, AIMCO has relocated some of its tenants and has installed a venting system according to the TNRCC's specifications under the building slabs, in connection with its present raising of four of its buildings, in order to install stabilizing piers thereunder, at an estimated total cost of approximately $573,000, which cost is primarily for the restabilization. The Company anticipates that the construction in process will be completed in January 1998. The City will be responsible for monitoring the conditions at the Montecito property.

    All of the Owned Properties were subject to Phase I or similar environmental audits by independent environmental consultants prior to acquisition. The audits did not reveal, nor is the Company aware of, any environmental liability relating to such properties that the Company believes would have a material adverse effect on the Company's business, assets or results of operations. However, such audits involve a number of judgments and it is possible that such audits did not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. In addition, the Managed Properties may not have been, and certain of the NHP Properties have not been, subject to Phase I or similar environmental audits by independent environmental consultants. While the Company is not aware of any environmental liability that it believes would have a material adverse effect on its business, financial condition or results of operations relating to either the Managed Properties or the NHP Properties for which audits are not available, there can be no assurance that material environmental liabilities of which the Company is unaware do not exist at such properties.

    RESTRICTIONS IMPOSED BY LAWS BENEFITING DISABLED PERSONS. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain Federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional Federal, state and local laws exist which also may require modifications to the Owned Properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although management of AIMCO believes that the Owned Properties are substantially in compliance with present requirements, if the Owned Properties are not in compliance, the Company is likely to incur additional costs to comply with the ADA and FHAA.

    RISK OF LOSS OF REVENUE DUE TO TERMINATION OR OTHER LOSS OF PROPERTY MANAGEMENT AGREEMENTS. The Company is dependent upon revenue received for services performed under property management agreements relating to properties owned by third parties. For the year ended December 31, 1996, AIMCO and NHP derived approximately 7.1% and 26.8%, respectively, of their gross revenues from management of properties owned by third parties, excluding, in the case of NHP, reimbursements from property owners for on-site personnel and general and administrative costs. Risks associated with the management of properties owned by third parties include risks that management contracts will be terminated by the property owner or will be lost in connection with a sale of the property, contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms, and rental revenues upon which management fees are based will decline as a result of general real estate market conditions or other factors and result in decreases in management fees. If significant numbers of contracts are terminated or are not renewed, net income from fee management operations could be adversely affected. Contracts with unaffiliated third parties are for terms ranging from 30 days to 5 years, with most contracts being terminable within one year or less. In general, management contracts may be terminated or otherwise lost as a result of a number of factors, many of which are beyond the control of the Company, including: (i) disposition of the property by the owner in the ordinary course or as a result of financial distress of the property owner; (ii) the property owner's determination that the Company's management of the property is unsatisfactory; (iii) willful misconduct, gross negligence or other conduct by the manager that constitutes grounds for termination under such contracts; and
(iv) with respect to certain affordable properties, termination of such contracts by HUD or state housing finance agencies, generally at their discretion.

    On July 29, 1997, the NHP Real Estate Companies elected to sell their interests in 32 multifamily properties (collectively, the "Hall Portfolio") to other unaffiliated joint venture partners. The sale is subject to the approval of certain third parties and there is no assurance that the sale will occur. NHP recognized approximately $1.8 million and $0.9 million in property management revenues associated with management of the Hall Portfolio for the year ended December 31, 1996, and the six months ended June 30, 1997, respectively. If the sale occurs, NHP will no longer provide property management services to the 32 properties which comprise the Hall Portfolio.

    RISKS RELATING TO REGULATION OF AFFORDABLE HOUSING. As of September 30, 1997, the Managed Properties included 60,171 affordable units in 474 properties. In addition, the NHP Real Estate Companies own interests in approximately 50,000 affordable units (a substantial majority of which are managed by NHP). A substantial portion of the affordable properties, and some conventional properties in which the NHP Real Estate Companies own interests, were built or acquired by the owners with the assistance of programs administered by HUD that provide mortgage insurance, favorable financing terms, or rental assistance payments to the owners. As a condition to the receipt of assistance under these and other HUD programs, the properties must comply with various HUD requirements, which typically include limits on rents to amounts approved by HUD. HUD approval is required before the Company may be appointed as manager of additional HUD-assisted properties. There can be no assurance that HUD approval will be received with respect to any particular action for which it is required. In addition to the effects of HUD regulation on the Company as a manager of affordable properties, the business of the Company may be indirectly affected by regulations generally applicable to the entities owning affordable properties. In particular, HUD limits the rents that may be charged on certain HUD-assisted properties to approved amounts. If permitted rents on a property are insufficient to cover costs, a sale of the property may become necessary, which would result in a loss of management fee revenue. As of September 30, 1997, in addition to the 422 HUD-assisted properties, the Company managed 52 properties that receive assistance from agencies other than HUD or are subject to regulation by agencies other than HUD. The Company estimates that it receives less than 9% of its revenues from affordable units.

    RISKS RELATED TO HUD ENFORCEMENT AND LIMITED DENIALS. Under its regulations, HUD has the authority to suspend or deny participation in HUD programs within a geographic region or nationwide where a manager has committed criminal acts or evidenced a pattern of consistently violating its contractual and regulatory responsibilities to HUD. HUD has recently issued limited denials of participation to NHP as a result of physical inspections and mortgage defaults at four properties owned by the NHP Real Estate Companies (two of which properties are managed by NHP). The limited denials of participation, unless lifted, suspend the Company's ability to manage or acquire additional HUD-assisted properties in Florida (until April 4, 1998), western Missouri and Kansas (until June 5, 1998) and eastern Missouri (until June 24, 1998). In 1996, NHP obtained approximately $1.4 million in management revenues from affordable properties in the affected regions. The Company is in the process of requesting that HUD lift the denials of participation, but HUD has so far refused to do so, and the Company cannot determine whether HUD will reverse that decision with respect to any of the affected regions. Because the limited denials of participation are prospective, existing HUD agreements are not affected, so the limited denials are not expected to result in the loss of management service revenue from or otherwise to affect properties that the Company currently manages in the subject regions. If HUD were to disapprove the Company as property manager for one or more affordable properties, the Company's ability to obtain property management revenues from new affordable properties may be impaired.

    HUD monitors the performance of properties with HUD-insured mortgage loans. HUD also monitors compliance with applicable regulations, and takes performance and compliance into account in approving management of HUD-assisted properties. In this regard, 29 HUD-assisted properties owned or managed by NHP Real Estate Companies or NHP have defaulted on non-recourse HUD-insured mortgage loans. Eight of these 29 properties are currently managed by NHP. An additional six properties owned or managed by the NHP Real Estate Companies or NHP have received unsatisfactory performance ratings. As a result of the defaults and unsatisfactory ratings, a national HUD office must review any field office approval of the Company to act as property manager for a HUD-assisted property. The national HUD office has consistently approved NHP's applications to manage new properties, and the Company has received HUD clearance to acquire its interests in NHP and the NHP Real Estate Companies. The Company believes that it, including NHP, enjoys a good working relationship with HUD and that the national office will continue to apply the clearance process to large management portfolios such as the Company's, including NHP's, with discretion and flexibility. While there can be no assurance, the Company believes that the unsatisfactory reviews and the mortgage defaults will not have a material impact on its results of operations or financial condition.

    In October 1997, NHP received a subpoena from the Inspector General of HUD requesting documents relating to any arrangement whereby NHP or any of its affiliates provides or has provided compensation to owners of HUD multifamily projects in exchange for or in connection with management of a HUD project. NHP believes that other owners and managers of HUD projects have received similar subpoenas. Documents relating to certain of NHP's acquisitions of management rights for HUD projects, including its acquisition of management rights from Oxford, may be responsive to the subpoena. NHP intends to comply with the subpoena and believes that its operations are in compliance, in all material respects, with all laws, rules and regulations relating to HUD-assisted or HUD-insured properties. Although the Inspector General has not initiated any action against NHP or the Company or, to NHP's or the Company's knowledge, any owner of a HUD property managed by NHP or the Company, if any such action is taken in the future, it could ultimately affect existing arrangements with respect to HUD projects or otherwise have a material adverse effect on the results of operations of the Company.

    RISKS RELATING TO UNCERTAINTY REGARDING STATUS OF FEDERAL SUBSIDIES. The Company manages approximately 44,000 units (including approximately 37,900 units included in the NHP Properties) that are subsidized under Section 8 of the United States Housing Act of 1937, as amended ("Section 8"). These subsidies are generally provided pursuant to project-based contracts with the owners of the properties or, with respect to a limited number of units managed by the Company, pursuant to vouchers received by tenants. A substantial number of the Section 8 subsidies are scheduled to expire prior to 2005, unless renewed. For the past several years, various proposals have been advanced by HUD, Congress and others proposing the restructuring of Section 8. Four such proposals are now pending before Congress. These proposals generally seek to lower subsidized rents to market levels, thereby reducing rent subsidies, and to lower required debt service costs as needed to ensure financial viability at the reduced rents and rent subsidies, but vary greatly as to how that result is to be achieved. Some proposals include a phase-out of project-based subsidies on a property-by-property basis upon expiration of a property's Housing Assistance Payments Contract ("HAP Contract"), with a conversion to a tenant-based subsidy. Under a tenant-based system, rent vouchers would be issued to qualified tenants who then could elect to reside at a property of their choice, provided the tenant has the financial ability to pay the difference between the selected property's monthly rent and the value of the voucher, which would be established based on HUD's regulated fair market rent for that geographic area. Congress has not yet accepted any of these restructuring proposals. With respect to HAP Contracts expiring on or before September 30, 1997, Congress has elected to renew expiring HAP Contracts for one year terms, generally at existing rents. Congress is now considering what action to take with respect to HAP Contracts expiring October 1, 1997 through September 30, 1998. There can be no assurance that the proposed changes would not significantly affect the Company's management portfolio and the NHP Properties. Furthermore, there can be no assurance that changes in Federal subsidies will not be more restrictive than those currently proposed or that other changes in policy will not occur. Any such changes could have a material adverse effect on the Company's property management revenues and the NHP Properties.

RISKS OF ACQUISITION AND DEVELOPMENT ACTIVITIES.

    The Company has engaged in, and intends to continue to engage in, the selective acquisition, development and expansion of multifamily apartment properties. In the ordinary course of business, the Company engages in discussions and negotiations regarding the acquisition of apartment properties or interests in apartment properties. The Company frequently enters into contracts and nonbinding letters of intent with respect to the purchase of properties. These contracts are typically subject to certain conditions and permit the Company to terminate the contract in its sole and absolute discretion if it is not satisfied with the results of its due diligence investigation of the properties. The Company believes that such contracts essentially result in the creation of an option on the subject properties and give the Company greater flexibility in seeking to acquire properties. As of September 30, 1997, the Company had under contract or letter of intent an aggregate of 26 multi-family apartment properties (exclusive of the Winthrop Portfolio and Windward) with a maximum aggregate purchase price of $315 million, which, in some cases, may be paid in the form of assumption of existing debt. All such contracts are subject to termination by the Company as described above. In addition, on October 15, 1997, the Company's due diligence period expired with respect to the Winthrop Portfolio, and the Company became obligated, subject to certain conditions, to acquire the Winthrop Portfolio. See "Business and Growth Strategies--Properties Subject to Letter of Intent or Contract." No assurance can be given that any of these possible acquisitions will be completed or, if completed, that they will be accretive on a per share basis.

    In addition to general investment risks associated with any new investment, acquisitions entail risks that such investments will fail to perform in accordance with expectations, including projected occupancy and rental rates, management fees and the costs of property improvements, along with integration related risks. Risks associated with redevelopment and expansion of properties include the risks that development opportunities may be abandoned; that construction costs of a property may exceed original estimates, possibly making the property uneconomical; that occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; that construction and permanent financing may not be available on favorable terms; and that construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to any inability to obtain, or delays in obtaining, necessary zoning, land-use, building, occupancy, and other governmental permits and authorizations. See also "--Risks Associated with the NHP Acquisition." The Company also has engaged in, and intends to continue to engage in the selective acquisition of, or investment in, companies that own or manage multifamily apartment properties or own general or limited partnership or other interests therein, including tender offers for limited partnership interests. Risks associated with the Company's past and future acquisitions of general partnership interests, and tender offers for outstanding limited partnership interests, include the risks that the general partner will be subject to allegations (including legal actions) of, or will be otherwise liable for, breaches of fiduciary duty to the limited partners of such partnership and that the assets of the general partner may be subject to claims by creditors of the partnership if the partnership becomes insolvent. See also "--Risks Relating to English Litigation."

RISKS RELATING TO ENGLISH LITIGATION.

    In November 1996, the Company acquired (the "English Acquisition") certain partnership interests, real estate and related assets owned by J.W. English, a Houston, Texas-based real estate syndicator and developer, and certain affiliated entities (collectively, the "J.W. English Companies"). In the English Acquisition, the Company purchased all of the general and limited partnership interests in 22 limited partnerships which act as the general partner to 31 limited partnerships (the "English Partnerships") that own 22 multifamily apartment properties and other assets and interests related to the J.W. English Companies, and assumed management of the properties owned by the English Partnerships. The Company made separate tender offers (the "English Tender Offers") to the limited partners of 25 of the English Partnerships (the "Tender Offer English Partnerships").

    In November 1996, purported limited partners of certain of the Tender Offer English Partnerships filed a purported class action lawsuit against the Company and J.W. English in the U.S. District Court for the Northern District of California (the "Federal Action"), alleging, among other things, that the Company conspired with J.W. English to breach his fiduciary duty to the plaintiffs, and that the offering materials used by the Company in connection with the English Tender Offers contained misleading statements or omissions. The plaintiffs in the Federal Action have filed a motion to voluntarily dismiss the Federal Action, without prejudice, in favor of another purported class action. In May 1997, limited partners of certain of the Tender Offer English Partnerships and six additional English Partnerships filed two complaints in Superior Court of the State of California (the "California Actions") against the Company and the J.W. English Companies, alleging, among other things, that the consideration the Company offered in the English Tender Offers was inadequate and designed to benefit the J.W. English Companies at the expense of the limited partners, that certain misrepresentations and omissions were made in connection with the English Tender Offers, that the Company receives excessive fees in connection with its management of the properties owned by the English Partnerships, that the Company continues to refuse to liquidate the English Partnerships and that the English Acquisition violated the partnership agreements governing the English Partnerships and constituted a breach of fiduciary duty.

    In addition to unspecified compensation and exemplary damages, the complaints in the California Actions seek an accounting, a constructive trust on the assets and monies acquired by the English defendants in connection with the English Acquisition, a court order removing the Company from management of the English Partnerships and/or ordering disposition of the properties and attorneys fees, expert fees and other costs. The Company intends to vigorously defend itself in connection with these actions. The Company believes it is entitled to indemnity from the J.W. English Companies, subject to certain exceptions. Failure by the Company to prevail in the California Actions or to receive indemnification could have a material adverse effect on the Company's financial condition and results of operations. On August 4, 1997, the Company filed demurrers to both complaints in the California Actions. Hearing on the demurrers is scheduled for November 7, 1997.

DEPENDENCE ON CERTAIN EXECUTIVE OFFICERS.

    Although each of Terry Considine, Peter K. Kompaniez and Steven D. Ira, officers and/or directors of the Company, has entered into an employment agreement with the Company, the loss of any of their services could have an adverse effect on the operations of the Company.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT.

    Qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which there are only limited judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within AIMCO's control. For example, in order to qualify as a REIT, at least 95% of AIMCO's gross income in any year must be derived from qualifying sources and AIMCO must make distributions to stockholders aggregating annually at least 95% of its REIT taxable income (excluding net capital gains). Although AIMCO believes that it has operated since July 29, 1994, the date of its initial public offering, in a manner so as to qualify as a REIT, no assurance can be given that AIMCO is or will remain so qualified. See "Certain Federal Income Tax Considerations." Although AIMCO is not aware of any pending tax legislation that would adversely affect AIMCO's ability to operate as a REIT, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the Federal income tax consequences of such qualification.

    In September 1997, AIMCO received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to AIMCO, concerning the qualification of AIMCO as a REIT. In rendering this opinion, Skadden, Arps, Slate, Meagher & Flom LLP relied on certain assumptions and representations by AIMCO (including the value of the Management Subsidiaries, ANHI and the other Unconsolidated Subsidiaries, and of the Operating Partnership's ownership interests therein and other items regarding AIMCO's ability to meet the various requirements for qualification as a REIT) and on opinions of local counsel with respect to matters of local law. The opinion is expressed based upon facts, representations and assumptions as of its date, and Skadden, Arps, Slate, Meagher & Flom LLP has no obligation to advise the holders of Class A Common Stock of any subsequent change in the matters stated, represented or assumed or any subsequent change in applicable law. No assurance can be given that AIMCO will meet these requirements in the future, and a legal opinion is not binding on the Internal Revenue Service (the "IRS").

    AIMCO believes that the partnerships and limited liability companies in which the Company has ownership interests (the "Subsidiary Partnerships") are properly treated as partnerships for Federal income tax purposes. If the IRS were to challenge successfully the tax status of any of the Subsidiary Partnerships as partnerships for Federal income tax purposes, such Subsidiary Partnerships would be treated as associations taxable as corporations. As a consequence, the character of AIMCO's assets and items of gross income would change and thereby preclude AIMCO from qualifying as a REIT. In addition, the imposition of a corporate tax on the Subsidiary Partnerships would reduce the amounts that the Subsidiary Partnerships could distribute to the Operating Partnership and AIMCO, and that AIMCO could then distribute to the holders of Class A Common Stock. See "Certain Federal Income Tax Considerations."

    If, in any taxable year, AIMCO fails to qualify as a REIT, AIMCO would not be allowed a deduction for dividends to stockholders in computing taxable income and would be subject to Federal income tax on its taxable income at corporate rates. As a result of the additional tax liability, the Company might need to borrow funds or liquidate certain investments on terms that may be disadvantageous to the Company in order to pay the applicable tax and AIMCO would not be compelled to make distributions under the Code. Unless entitled to relief under certain statutory provisions, AIMCO would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. Although AIMCO currently intends to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause AIMCO to fail to qualify as a REIT or may cause the Board of Directors of AIMCO to revoke the REIT election. See "--Significant Indebtedness; Refinancing Risks," "--Risks Related to Investment in and Management of Real Estate" and "Certain Federal Income Tax Considerations."

    Certain requirements for REIT qualification may in the future limit AIMCO's ability to conduct or increase the property management and asset management operations of the Management Subsidiaries, ANHI and NHP following the NHP Merger without jeopardizing AIMCO's qualification as a REIT. See "Certain Federal Income Tax Considerations."

    In addition, if AIMCO fails to qualify as a REIT, the agreement pursuant to which AIMCO issued its Class B Preferred Stock provides that the original purchaser may require AIMCO to repurchase such investor's Class B Preferred Stock, in whole or in part, at a price of $105 per share, plus accrued and unpaid dividends to the date of repurchase. Such investor acquired and currently owns 750,000 shares of Class B Preferred Stock.

OWNERSHIP LIMIT

    In order for AIMCO to maintain its qualification as a REIT, not more than 50% of the value of its outstanding stock may be owned, directly or constructively, by five or fewer individuals or entities (as set forth in the Code). The AIMCO Charter prohibits direct or constructive ownership of shares of Class A Common Stock representing more than 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the combined total of outstanding shares of AIMCO's Class A Common Stock or Class B Common Stock by any person (the "Ownership Limit"). The constructive ownership rules are complex and may cause shares of AIMCO's Class A Common Stock and Class B Common Stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. AIMCO's Board of Directors may permit ownership of up to 9.8% of the combined total of outstanding shares of AIMCO's Class A Common Stock and Class B Common Stock by a particular stockholder if it is satisfied, based upon the advice of tax counsel or other evidence or undertaking acceptable to it, that ownership in excess of the limit will not jeopardize AIMCO's status as a REIT. A transfer of shares to a person who, as a result of the transfer, violates the Ownership Limit may be void under some circumstances or may be transferred to a trust, for the benefit of one or more qualified charitable organizations designated by AIMCO, with the intended transferee having only a right to share (to the extent of the transferee's original purchase price for such shares) in proceeds from the trust's sale of such shares.

SHARES AVAILABLE FOR FUTURE SALE.

    As of September 30, 1997, there are outstanding options and warrants to purchase Class A Common Stock, and shares of Class B Preferred Stock and Class B Common Stock convertible into Class A Common Stock, that, if exercised or converted, would result in the issuance of approximately 3.7 million shares of Class A Common Stock. In addition, as of September 30, 1997, there were outstanding 4.7 million OP Units which, upon tender for redemption by the holders, may be acquired by AIMCO in exchange for an equal number of shares of Class A Common Stock. Consummation of the NHP Merger will increase the amount of outstanding shares of Class A Common Stock by between approximately 2.2 million shares and 4.5 million shares (excluding any shares issued to ANHI), depending upon the type of consideration elected by NHP stockholders in the NHP Merger, and will increase the number of shares of Class A Common Stock issuable upon exercise of options by approximately 0.7 million shares. All of the shares of Class A Common Stock issued to NHP stockholders as consideration in the NHP Merger will be immediately available for sale in the public markets, and the other shares of Class A Common Stock described above will be available for sale in the public markets from time to time pursuant to exemptions from registration or upon registration. In addition, since receipt of consideration in the NHP Merger may cause NHP stockholders to recognize capital gain or loss, NHP stockholders (particularly those stockholders who elect to receive entirely Class A Common Stock as consideration in the NHP Merger) may sell their shares of Class A Common Stock to pay any taxes due upon receipt of the consideration in the NHP Merger. Sales of substantial amounts of shares of Class A Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for shares of Class A Common Stock. No prediction can be made, however, as to the effect, if any, of future sales of such shares, or the availability of such shares for future sale, on the market price of Class A Common Stock prevailing from time to time.

                                USE OF PROCEEDS

    AIMCO will use approximately $23 million of net proceeds from the Offering to repay an intercompany loan from the Operating Partnership, and will contribute all of the remaining $218.5 million of net proceeds to the Operating Partnership. The Operating Partnership will use such net proceeds (together with any net proceeds of any exercise of the over-allotment option) as follows: (i) approximately $74 million for the repayment of outstanding indebtedness under the Credit Facility, which indebtedness bears interest at a rate of LIBOR plus 1.70% (7.36% at September 30, 1997) and matures in August 1998 (unless otherwise extended); (ii) approximately $57 million for the repayment of outstanding indebtedness under NHP's credit facility, which indebtedness bears interest at a rate of 6.66% and matures in August 1998; (iii) approximately $54 million for the repayment of outstanding long-term indebtedness, secured by individual Owned Properties, having, as of September 30, 1997, a weighted average interest rate of approximately 8.56% and a weighted average remaining term to maturity of approximately 12 years; and (iv) the remainder of $33.5 million, together with the $23 million in proceeds from the repayment of the intercompany loan, for general business purposes. In connection with the repayment of outstanding indebtedness under NHP's credit facility (which indebtedness does not appear on the Company's balance sheet since NHP is not a consolidated subsidiary of the Company), the Company will loan to NHP funds sufficient to repay such credit facility at the same interest rate as borrowings under such credit facility. In connection with the repayment of indebtedness secured by individual Owned Properties, the Company will loan to the property owning partnerships funds sufficient to make such repayments at an interest rate and with other terms and conditions that are in accordance with the requirements of the applicable partnership agreements. As a result of the contribution of the net proceeds AIMCO will own approximately 88% of the Operating Partnership.

                                 CAPITALIZATION

    The following table sets forth the short-term debt and capitalization of AIMCO at June 30, 1997 (i) on a historical basis; (ii) on a pro forma basis to reflect the Pre-Merger Pro Forma Transactions (including the NHP Stock Purchase and the NHP Real Estate Acquisition); (iii) on a pro forma basis to reflect the Merger Pro Forma Transactions (including the Pre-Merger Pro Forma Transactions, the NHP Merger, the WMF Spin-Off and the NHP Reorganization); and (iv) on a pro forma basis to reflect the Merger Pro Forma Transactions, as adjusted to reflect the Offering and the use of net proceeds therefrom. The information set forth in the following table should be read in connection with the financial statements and notes thereto and the pro forma financial information and notes thereto incorporated by reference herein.

                                                                                         PRO FORMA
                                                                          ----------------------------------------
                                                                                                         MERGER
                                                             HISTORICAL    PRE-MERGER    MERGER (1)   AS ADJUSTED
                                                            ------------  ------------  ------------  ------------
Credit Facility (2).......................................  $     70,900  $     37,303  $     44,694  $    --
Secured short-term financing..............................       --            254,421       254,421       176,166
Long-term debt:
  Secured tax-exempt bond financing.......................        74,799        74,799        74,799        74,799
  Secured notes payable...................................       465,758       436,882       387,882       334,351
  Unsecured notes payable.................................        33,000        33,000        33,000        33,000
Minority interests in other partnerships..................         6,625        19,351        19,166        19,166
Minority interests in Operating Partnership...............        63,366       105,396       105,396       105,396

Stockholders' equity:
  Class B Cumulative Convertible Preferred Stock, $.01 par
    value, 750,000 authorized, none issued and outstanding
    on a historical basis; 750,000 issued and outstanding
    on a pro forma basis (3)..............................       --             75,000        75,000        75,000
  Class A Common Stock, $.01 par value, 150,000,000
    authorized, 22,042,809 issued and outstanding on a
    historical basis; 28,256,591 issued and outstanding on
    a pro forma basis (Pre-Merger); 33,023,933 issued and
    outstanding on a pro forma basis (Merger); and
    40,023,933 issued and outstanding as adjusted (4).....           221           283           331           401
  Class B Common Stock, $.01 par value, 425,000
    authorized, 325,000 issued and outstanding (5)........             3             3             3             3
  Preferred Stock, $.01 par value, 9,250,000 authorized,
    none issued or outstanding............................       --            --            --            --
  Additional paid-in capital..............................       417,487       608,008       740,404       981,814
  Notes due on common stock purchases (6).................        (7,603)      (40,603)      (40,603)      (40,603)
  Retained earnings (distributions in excess of
    earnings).............................................       (21,631)      (24,296)      (24,296)      (25,211)
                                                            ------------  ------------  ------------  ------------
Total stockholders' equity................................       388,477       618,395       750,839       991,404
                                                            ------------  ------------  ------------  ------------
Total capitalization......................................  $  1,102,925  $  1,579,547  $  1,670,197  $  1,734,282
                                                            ------------  ------------  ------------  ------------
                                                            ------------  ------------  ------------  ------------

----------

(1) The pro forma capitalization information is presented as if the transactions detailed above occurred on June 30, 1997.

(2) As of September 30, 1997, the borrowings under the Credit Facility were $74.0 million.

(3) Convertible into 3.28407 shares of Class A Common Stock per share, or a total of 2,463,053 shares at the option of the holder on or after August 4, 1998, subject to certain anti-dilution adjustments.

(4) Excludes (i) 4,936,232 shares of Class A Common Stock which may be issued in exchange for 4,936,232 OP Units which may be tendered for redemption; (ii) 325,000 shares of Class A Common Stock issuable upon conversion of 325,000 shares Class B Common Stock; (iii) 953,645 shares of Class A Common Stock issuable upon exercise of outstanding options and warrants; and (iv) 2,463,053 shares of Class A Common Stock which may be issued upon conversion of 750,000 shares of Class B Preferred Stock.

(5) Convertible into 325,000 shares of Class A Common Stock if certain performance standards are achieved, including 8.5% annual increases in both AIMCO's FFO per share and the market price of Class A Common Stock. See "Description of Common Stock--Class B Common Stock" in the accompanying Prospectus.

(6) As of September 30, 1997, the amount outstanding on notes due on common stock purchases was $30.5 million.

                  PRICE RANGE OF AND DIVIDENDS ON COMMON STOCK

    The Class A Common Stock has been listed and traded on the NYSE under the symbol "AIV" since July 22, 1994. The following table sets forth the quarterly high and low sales prices of the Class A Common Stock as reported on the NYSE and the dividends declared by AIMCO with respect to the periods indicated.

                                                                                                                   DIVIDENDS
                                                                                                                     (PER
QUARTER ENDED                                                                            HIGH           LOW         SHARE)
-----------------------------------------------------------------------------------    ---------     ---------     ---------
1995
  March 31.........................................................................    $   18  3/4   $   17  1/8   $      0.415
  June 30..........................................................................        20  1/4       17  7/8          0.415
  September 30.....................................................................        21  1/4       19  1/2          0.415
  December 31......................................................................        20  7/8       18               0.425
1996
  March 31.........................................................................        21  1/8       19  3/8          0.425
  June 30..........................................................................        21            18  3/8          0.425
  September 30.....................................................................        22            18  3/8          0.425
  December 31......................................................................        28  3/8       21  1/8          0.4625
1997
  March 31.........................................................................        30  1/2       25  1/2          0.4625
  June 30..........................................................................        29  3/4       26               0.4625
  September 30.....................................................................        36  3/16      28  1/8      --
  December 31 (through October 21).................................................        38            35  3/8      --

    On October 21, 1997, the closing sales price of the Class A Common Stock on the NYSE was $36 9/16 per share. As of September 30, 1997, there were 305 record holders of the Class A Common Stock.

    AIMCO, as a REIT, is required to distribute annually to holders of Class A Common Stock at least 95% of its "real estate investment trust taxable income," which, as defined by the Code and Treasury regulations, is generally equivalent to net taxable ordinary income. See "Certain Federal Income Tax Considerations -- Taxation of the Company" in the accompanying Prospectus. AIMCO intends to pay regular quarterly dividends to its stockholders. However, the future payment of dividends by AIMCO will be at the discretion of the Board of Directors and will depend on numerous factors including AIMCO's financial condition, its capital requirements, the annual distribution requirements under the provisions of the Code applicable to REITs and such other factors as the Board of Directors deems relevant.

    On October 8, 1997, the Company announced that its management had recommended to the Board of Directors that it increase the annual dividend rate on the Class A Common Stock to $2.15 per share. If adopted by AIMCO's Board of Directors, such dividend increase would be effective commencing with the February 1998 dividend payment and is subject to the factors described above, including AIMCO's future results of operations from its recently completed acquisitions.

            SELECTED PRO FORMA AND HISTORICAL FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth summary pro forma historical financial and operating information for AIMCO. The Pre-Merger pro forma financial and operating information gives effect to the Pre-Merger Pro Forma Transactions (including the NHP Stock Purchase and the NHP Real Estate Acquisition). The Merger pro forma financial and operating information gives effect to the Merger Pro Forma Transactions (including the Pre-Merger Pro Forma Transactions, the NHP Merger, the WMF Spin-Off and the NHP Reorganization). The pro forma financial and operating information set forth below should be read in conjunction with, and is qualified in its entirety by, the historical and pro forma financial statements and notes thereto of AIMCO, NHP, the NHP Real Estate Companies, NHP Southwest Partners, L.P., the NHP New LP Entities, the NHP Borrower Entities, The Bay Club at Aventura, the Morton Towers apartments and the Thirty-five Acquisition Properties (which represent the Winthrop Portfolio), which are incorporated by reference herein. The summary historical financial information for the years ended December 31, 1996 and 1995 is based on the audited financial statements of AIMCO incorporated by reference herein. The summary historical financial information for AIMCO for the six months ended June 30, 1997 and 1996 has been prepared from unaudited historical financial data incorporated by reference herein. In the opinion of the management of AIMCO, the operating data for the six months ended June 30, 1997 and 1996 include all adjustments (consisting only of normally recurring adjustments) necessary to present fairly the information set forth therein. The results for the six months ended June 30, 1997 are not necessarily indicative of the results to be obtained for the year ending December 31, 1997. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of AIMCO and notes thereto incorporated by reference herein.

                                                   FOR THE SIX MONTHS ENDED JUNE 30,
                                      -----------------------------------------------------------
                                                                         1997
                                                      -------------------------------------------
                                                                             PRO FORMA
                                                                  -------------------------------
                                                                       PRE-
                                          1996        HISTORICAL      MERGER           MERGER
                                      -------------   ----------  --------------   --------------
                                      (RESTATED)(A)
OPERATING DATA:
  Income from rental property
    operations......................    $  17,700     $   30,779  $   44,454       $   44,344
  Income from service company
    business........................          641          2,031       1,173              535
  General and administrative
    expenses........................         (549)          (784)       (784)            (406)
  Interest expense..................      (10,925)       (20,604)    (33,811)(g)      (30,946)(i)
  Interest income...................          211          1,341       2,980            3,239
  Income before minority interests
    and equity in losses of
    unconsolidated entities.........        7,078         12,763      14,012           16,766
  Minority interest in other
    partnerships....................      --                (565)       (788)            (791)
  Equity in losses of unconsolidated
    partnerships....................      --                (379)     (3,380)          (6,922)
  Equity in losses of unconsolidated
    subsidiary......................      --                 (86)        611            3,941
  Income before minority interest in
    Operating Partnership,
    extraordinary item and gain on
    sale of property................        7,078         11,733      10,455           12,994
  Income before extraordinary item..        5,955         10,117       8,750           11,302
  Net income (loss).................    $   5,955     $    9,848  $    8,750(g)    $   11,302(h)(i)
PER SHARE DATA:
  Net income per common share and
    common share equivalents........    $    0.49     $     0.53  $     0.21(g)    $     0.26(h)(i)
  Dividends paid per common share...    $    0.85     $    0.925  $    0.925       $    0.925
  Weighted average number of common
    shares and common share
    equivalents outstanding.........       12,039         18,559      28,281           33,307
BALANCE SHEET DATA (END OF PERIOD):
  Real estate, before accumulated
    depreciation....................    $ 551,826     $1,102,073  $1,460,289       $1,370,933
  Cash and cash equivalents.........        2,328         21,521      21,521           21,521
  Total assets......................      540,117      1,272,890   1,742,971        1,730,506
  Total mortgages and notes
    payable.........................      307,612        644,457     836,405          794,796
  Minority Interest in other
    Partnerships....................      --               6,625      19,351           19,166
  Minority interest in Operating
    Partnership.....................       41,525         63,366     105,396          105,396
  Stockholders' equity(b)...........      178,059        388,477     618,395          750,839

                                                  FOR THE YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------------
                                                                        1996
                                                      ----------------------------------------
                                                                            PRO FORMA
                                                                   ---------------------------
                                                                       PRE-
                                          1995        HISTORICAL      MERGER         MERGER
                                      -------------   ----------   ------------   ------------
                                      (RESTATED)(A)
OPERATING DATA:
  Income from rental property
    operations......................    $ 27,483       $ 39,814    $ 74,241       $ 72,275
  Income from service company
    business........................       1,973          1,717       2,134            856
  General and administrative
    expenses........................      (1,804)        (1,512)     (1,512)          (756)
  Interest expense..................     (13,322)       (24,802)    (65,476)(j)    (62,025)(k)
  Interest income...................         658            523       4,722          5,241
  Income before minority interests
    and equity in losses of
    unconsolidated entities.........      14,988         15,740      14,109         15,591
  Minority interest in other
    partnerships....................      --               (111)      2,666          2,665
  Equity in losses of unconsolidated
    partnerships....................      --             --          (7,830)       (13,838)
  Equity in losses of unconsolidated
    subsidiary......................      --             --           5,339         12,152
  Income before minority interest in
    Operating Partnership,
    extraordinary item and gain on
    sale of property................      14,988         15,629      14,284         16,570
  Income before extraordinary item..      13,375         12,984      12,231         14,002
  Net income (loss).................    $ 13,375       $ 12,984    $ 12,231(j)    $ 14,002(h)(k)
PER SHARE DATA:
  Net income per common share and
    common share equivalents........    $   0.86       $   1.04    $   0.26(j)    $   0.27(h)(k)
  Dividends paid per common share...    $   1.66       $   1.70    $   1.70       $   1.70
  Weighted average number of common
    shares and common share
    equivalents outstanding.........       9,579         12,427      26,592         31,638
BALANCE SHEET DATA (END OF PERIOD):
  Real estate, before accumulated
    depreciation....................    $477,162       $865,222
  Cash and cash equivalents.........       2,379         13,170
  Total assets......................     480,361        834,813
  Total mortgages and notes
    payable.........................     268,692        522,146
  Minority Interest in other
    Partnerships....................      --             10,386
  Minority interest in Operating
    Partnership.....................      30,376         58,777
  Stockholders' equity(b)...........     169,032        222,889

                                                  FOR THE SIX MONTHS ENDED JUNE 30,
                                           -----------------------------------------------
                                                                        1997
                                                           -------------------------------
                                                                            PRO FORMA
                                                                        ------------------
                                                                          PRE-
                                               1996        HISTORICAL    MERGER    MERGER
                                           -------------   ----------   --------  --------
                                           (RESTATED)(A)

CASH FLOW DATA:
  Cash provided by operating
    activities(c)........................    $ 25,209      $  25,035    $ 38,786  $ 40,161
  Cash used in investing activities(d)...     (18,074)      (108,134)     (5,423)   (5,291)
  Cash provided by (used in) financing
    activities(e)........................      (7,186)        91,450     (33,209)  (37,619)
OTHER DATA:
  Funds from Operations(f)...............    $ 16,368      $  28,441    $ 37,182  $ 49,763(h)
  Weighted average number of common
    shares and OP Units outstanding(g)...      14,303         21,590      35,591    40,616

                                                   FOR THE YEAR ENDED DECEMBER 31,
                                           -----------------------------------------------
                                                                        1996
                                                           -------------------------------
                                                                            PRO FORMA
                                                                        ------------------
                                                                          PRE-
                                               1995        HISTORICAL    MERGER    MERGER
                                           -------------   ----------   --------  --------
                                           (RESTATED)(A)
CASH FLOW DATA:
  Cash provided by operating
    activities(c)........................    $ 25,911       $ 38,806    $ 62,235  $ 60,878
  Cash used in investing activities(d)...     (60,821)       (88,144)    (10,847)  (10,582)
  Cash provided by (used in) financing
    activities(e)........................      30,145         60,129     (61,362)  (69,466)
OTHER DATA:
  Funds from Operations(f)...............    $ 25,285       $ 35,185    $ 67,948  $ 89,050(h)
  Weighted average number of common
    shares and OP Units outstanding(g)...      11,461         14,994      34,435    39,480

------------

(a) In the second quarter of 1996, AIMCO reorganized the ownership of its subsidiary service company, whereby the Operating Partnership (i) owns all of the non-voting preferred stock of the service company, PAMS Inc., representing a 95% economic interest, and (ii) owns the 1% general partnership interest in PAMS LP. PAMS Inc. owns the 99% limited partnership interest in PAMS LP. Substantially all the activity of PAMS Inc. is conducted by PAMS LP. Because the Operating Partnership owns 95% of the economic value of PAMS Inc. and also controls the general partnership interest in PAMS LP, thereby controlling the activity of the partnership, the service company is consolidated. Prior to the reorganization, AIMCO reported the service company business on the equity method. The restatement has no impact on net income, but does increase third party and affiliate management and other income, management and other expenses, amortization of management company goodwill and depreciation of non-real estate assets. AIMCO has restated the balance sheet as of December 31, 1995, and the statements of income and statements of cash flows for the year ended December 31, 1995 to reflect the change.

(b) Subsequent to June 30, 1997, AIMCO issued 750,000 shares of Class B Preferred Stock and 5,052,418 shares of Class A Common Stock for aggregate net proceeds of approximately $231 million. See "Business--Recent Financings."

(c) Pro forma cash provided by operating activities represents income before income allocable to minority interests, plus depreciation and amortization less the non-cash portion of AIMCO's equity in earnings of unconsolidated subsidiaries. The pro forma amounts do not include adjustments for changes in working capital resulting from changes in current assets and current liabilities as there is no historical data available as of both the beginning and end of each period presented.

(d) On a pro forma basis, cash used in investing activities represents the minimum annual provision for capital replacements of $300 per owned apartment unit.

(e) Pro forma cash used in financing activities represents estimated dividends and distributions to be paid based on AIMCO's historical dividend rate of $1.70 and $0.925 per share for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively, and outstanding shares of Class A Common Stock and OP Units, as well as estimated dividends to be paid based on the rate of $7.125 and $3.5625 per share for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively, on outstanding shares of Class B Preferred Stock.

(f) The Company's management believes that the presentation of FFO, when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO's performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO, nor should it be considered as alternatives to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. In addition, AIMCO adjusts FFO for minority interest in the Operating Partnership, amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and the payment of dividends on preferred stock. AIMCO's management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO's ability to meet required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO's basis of computing FFO is comparable with that of other REITs.

    The following is a reconciliation of Income before minority interest in Operating Partnership to FFO:

                                            FOR THE SIX MONTHS ENDED JUNE 30,
                                        ------------------------------------------
                                                                 1997
                                                     -----------------------------
                                                                     PRO FORMA
                                                                  ----------------
                                                                   PRE-
                                           1996      HISTORICAL   MERGER   MERGER
                                        ----------   ----------   -------  -------
                                        (RESTATED)
OPERATING ACTIVITIES
Income before minority interest in
  Operating Partnership...............   $ 7,078      $11,464     $10,455  $12,994
Gain on disposition of property.......     --           --          --       --
Extraordinary item....................     --             269       --       --
Real estate depreciation, net of
  minority interest in other
  partnerships........................     9,060       13,250     21,385   19,881
Amortization of management company
  goodwill............................       230          474      1,164      598
Equity in earnings of Unconsolidated
  Subsidiaries:
Real estate depreciation..............     --           1,263        803    2,307
Amortization of recoverable amount of
  management contracts................     --             150         83    3,630
Amortization of goodwill related to
  service provider business...........     --           --          --        950
Deferred income taxes.................     --             874         57      600
Real estate depreciation from
  investments in partnerships.........     --             697      5,907   11,475
                                        ----------   ----------   -------  -------
Net funds provided by operating
  activities..........................    16,368       28,441     39,854   52,435
                                        ----------   ----------   -------  -------

FINANCING ACTIVITIES
Payment of dividend on Preferred
  Stock...............................     --           --        (2,672 ) (2,672)
                                        ----------   ----------   -------  -------
Net funds used in financing
  activities..........................     --           --        (2,672 ) (2,672)
                                        ----------   ----------   -------  -------
Funds from Operations.................   $16,368      $28,441     $37,182  $49,763
                                        ----------   ----------   -------  -------
                                        ----------   ----------   -------  -------

                                             FOR THE YEAR ENDED DECEMBER 31,
                                        ------------------------------------------
                                                                 1996
                                                     -----------------------------
                                                                     PRO FORMA
                                                                  ----------------
                                                                   PRE-
                                           1995      HISTORICAL   MERGER   MERGER
                                        ----------   ----------   -------  -------
                                        (RESTATED)
OPERATING ACTIVITIES
Income before minority interest in
  Operating Partnership...............   $14,988      $15,673     $14,284  $16,570
Gain on disposition of property.......     --             (44)      --       --
Extraordinary item....................     --           --          --       --
Real estate depreciation, net of
  minority interest in other
  partnerships........................    15,038       19,056     41,621   38,533
Amortization of management company
  goodwill............................       428          500      3,180    1,256
Equity in earnings of Unconsolidated
  Subsidiaries:
Real estate depreciation..............     --           --         1,606    4,694
Amortization of recoverable amount of
  management contracts................     --           --           261    7,261
Amortization of goodwill related to
  service provider business...........     --           --          --      1,900
Deferred income taxes.................     --           --           376    3,600
Real estate depreciation from
  investments in partnerships.........     --           --        11,964   20,580
                                        ----------   ----------   -------  -------
Net funds provided by operating
  activities..........................    30,454       35,185     73,292   94,394
                                        ----------   ----------   -------  -------
FINANCING ACTIVITIES
Payment of dividend on Preferred
  Stock...............................    (5,169)       --        (5,344 ) (5,344 )
                                        ----------   ----------   -------  -------
Net funds used in financing
  activities..........................    (5,169)       --        (5,344 ) (5,344 )
                                        ----------   ----------   -------  -------
Funds from Operations.................   $25,285      $35,185     $67,948  $89,050
                                        ----------   ----------   -------  -------
                                        ----------   ----------   -------  -------

(g) On a pro forma basis, giving effect to the Offering and the application of the net proceeds thereof, as well as the Pre-Merger Pro Forma Transactions, interest expense would be $27,032 and net income would be $16,906, or $0.40 per common share.

(h) AIMCO has amortized goodwill associated with the NHP Merger using the straight line method over 20 years. In connection with a review of the proxy material relating to the NHP Merger, the SEC has issued to AIMCO a comment letter that suggests a five year life for management company goodwill, rather than the 20 year life utilized by AIMCO. If the life of the management company goodwill were changed to five years, for the six months ended June 30, 1997, net income (loss) and net income (loss) per common share and common share equivalent on a pro forma (Merger) basis would have been $1,491 and $0.04, respectively ($9,648 and $0.24, respectively, on a pro forma (Merger) basis giving effect to the Offering and the application of the proceeds thereof); and for the year ended December 31, 1996, net income (loss) and net income (loss) per common share and common share equivalent on a pro forma (Merger) basis would have been $(5,361) and $(0.17), respectively ($9,993 and $0.26, respectively, on a pro forma (Merger) basis giving effect to the Offering and the application of net proceeds thereof). Since AIMCO's policy is to adjust FFO for amortization of goodwill, the change in life of such goodwill would not have any material impact on FFO for the periods presented.

(i) On a pro forma basis, giving effect to the Offering and the application of the net proceeds thereof, as well as the Merger Pro Forma Transactions, interest expense would be $24,215 and net income would be $19,578, or $0.42 per common share. If all the NHP stockholders (excluding ANHI) elect Mixed Consideration in connection with the NHP Merger, on a pro forma basis, giving effect to the Offering and the application of the net proceeds thereof, as well as the Merger Pro Forma Transactions, interest expense would be $26,175 and net income would be $17,825, or $0.40 per common share.

(j) On a pro forma basis, giving effect to the Offering and the application of the net proceeds thereof, as well as the Pre-Merger Pro Forma Transactions, interest expense would be $51,827 and net income would be $27,430, or $0.66 per common share.

(k) On a pro forma basis, giving effect to the Offering and the application of the net proceeds thereof, as well as the Merger Pro Forma Transactions, interest expense would be $48,468 and net income would be $29,621, or $0.63 per common share. If all NHP stockholders (excluding ANHI) elect Mixed Consideration in connection with the NHP Merger, on a pro forma basis, giving effect to the Offering and the application of the net proceeds thereof, as well as the Merger Pro Forma Transactions, interest expense would be $52,435 and net income would be $26,128, or $0.57 per common share.

                         BUSINESS AND GROWTH STRATEGIES

    The Company, including NHP, is the second largest owner and manager of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council, with 186,993 apartment units owned or under management. As of September 30, 1997, the Company owned or controlled a total of 28,773 units in 109 apartment properties, had an equity interest in non-consolidated partnerships that owned 87,182 units in 526 apartment properties and managed 71,038 units in 394 apartment properties for third parties and affiliates. In addition to the Managed Properties, the Company manages all of the Owned Properties and a majority of the Equity Properties. The AIMCO Properties are located in 42 states, the District of Columbia and Puerto Rico. Properties owned or managed by the Company had annualized gross rental revenues of approximately $1.3 billion, based on revenues for the month ended June 30, 1997. AIMCO has elected to be taxed as a REIT for Federal income tax purposes. The Company conducts substantially all of its operations through the Operating Partnership and its subsidiaries. As of September 30, 1997, AIMCO held approximately an 85% interest in the Operating Partnership. Certain terms used herein are defined below in "--Accounting Policies and Definitions."

OPERATING AND FINANCIAL STRATEGIES

    The Company uses the following operating and financing strategies to attempt to meet its objective of providing long-term, predictable FFO per share:

    - ACQUISITION OF PROPERTIES AT LESS THAN REPLACEMENT COST. The Company attempts to acquire properties at a significant discount to their replacement cost, which AIMCO believes will provide it with a competitive cost advantage in comparison to newly constructed properties.

    - GEOGRAPHIC DIVERSIFICATION. The Company operates in 42 states, the District of Columbia and Puerto Rico. This geographic diversification insulates the Company, to some degree, from inevitable downturns in any one market. Among Owned Properties and Equity Properties, Houston, Texas, the Company's largest single regional market, and Dallas, Texas, the Company's second largest regional market, accounted for approximately 13.9% and 8.0%, respectively, of the properties in which the Company has an ownership interest, on a pro rata basis.

    - MARKET GROWTH. The Company seeks to operate in markets where population and employment growth are expected to exceed the national average and where it believes it can become a regionally significant owner or manager of properties. The average annual population and employment growth rates from 1990 to 1995 in the Company's five largest regional markets were 2.3% and 2.6%, respectively, compared to national averages of 1.1% and 1.7%, respectively. For the 1996 to 1999 period, annual population and employment growth rates in the Company's five largest regional markets are forecasted to be 2.2% and 3.6%, respectively, compared with projected national averages of 0.9% and 2.0%, respectively.

    - PRODUCT DIVERSIFICATION. The Company's portfolio of apartment properties also span a range of apartment community types, both within and among markets. AIMCO's properties are located in both urban and suburban areas and range from garden apartments to high rises and from luxury townhomes to affordable properties.

    - CAPITAL REPLACEMENT. The Company believes that the physical condition and amenities of its apartment communities are important factors in its ability to maintain and increase rental rates. AIMCO also believes that a program of regular maintenance of the quality of its apartments, rather than episodic renovation, contributes to the reliability of earnings per share. The Company presently allocates approximately $300 annually per owned apartment unit for Capital Replacements and reserves unexpended amounts for future capital replacements. From time to time the Company reevaluates its Capital Replacement requirements and updates the amount of its budgeted Capital Replacements per owned apartment unit accordingly. For the six months ended June 30, 1997, the Company charged approximately $3.4 million for Capital Replacements to its reserve, of which approximately $2.9 million was spent, and had aggregate unexpended Capital Replacement reserves of approximately $0.8 million at June 30, 1997. In addition to the Capital Replacement expenditures, the Company spent $3.3 million for repairs and maintenance, or a weighted average of approximately $135 per apartment unit, for the six months ended June 30, 1997. In addition to its Capital Replacement expenditures, the Company spent $4.3 million for repairs and maintenance, or a weighted average of approximately $286 per apartment unit for the year ended December 31, 1996.

    - DEBT FINANCING. The Company's strategy is generally to incur debt to increase its return on equity while maintaining acceptable interest coverage ratios. AIMCO seeks to match debt maturities to the character of the assets financed. Accordingly, AIMCO uses predominantly long-term, fixed-rate and self-amortizing debt in order to avoid the refunding or repricing risks of short-term borrowings. The Company also uses short-term debt financing to fund acquisitions and generally expects to refinance such borrowings with proceeds from equity offerings or long-term debt financings. As of June 30, 1997, approximately 16% of the Company's outstanding debt was short-term debt and 84% was long-term debt.

    - DISPOSITIONS. From time to time, the Company sells properties that do not meet its return on investment criteria or that are located in areas where the Company does not believe that the long-term neighborhood values justify the continued investment in the properties. Three properties in Houston and one property in each of Dallas and Phoenix are currently under contract for sale.

    - DIVIDEND POLICY. AIMCO pays dividends to share its profitability with AIMCO's stockholders. For the years ended December 31, 1996 and 1995 and the six months ended June 30, 1997, AIMCO distributed 72.3%, 75.1% and 70.1%, respectively, of FFO to its stockholders. Amounts not distributed are available for reinvestment, stock repurchases, amortization of debt and provide a margin to insulate annual dividends from fluctuations in the Company's business. AIMCO's dividend for the first nine months of 1997 was $1.3875 per share, equivalent to an annualized dividend of $1.85 per share. It is the present policy of AIMCO's Board of Directors to increase the dividend annually in an amount equal to one-half the projected increase in FFO, adjusted for Capital Replacements. The minimum annual distribution requirement for REITs, which require the distribution of approximately 95% of "REIT taxable income" (see "Certain Federal Income Tax Considerations"), may result in dividends increasing at a greater rate in the future.

GROWTH STRATEGIES

    The Company seeks growth through two primary sources--acquisition and internal expansion.

    ACQUISITION STRATEGIES. The Company believes its acquisition strategies will increase profitability and predictability of earnings by increasing its geographic diversification, economies of scale and opportunities to provide ancillary services to tenants at the AIMCO Properties. Since its IPO in July 1994, excluding the NHP Real Estate Acquisition and the NHP Stock Purchase, the Company has completed 25 acquisition transactions involving a total of 68 properties for an aggregate purchase price of $714 million, including the assumption of $397 million of indebtedness, through September 30, 1997.

    The Company believes that its demonstrated ability to evaluate and complete acquisitions, its property management record and its scale economies, to the extent that the Company can operate a property more efficiently than the existing owner or some competing purchasers, all provide credibility and advantage in negotiating acquisitions. In addition, the ability to issue OP Units to sellers of properties may provide tax deferral opportunities to sellers and could give the Company an advantage over competing buyers that cannot offer such tax deferral opportunities. The Company acquires additional properties primarily in three ways:

    - DIRECT ACQUISITIONS. The Company may directly acquire individual properties or portfolios and controlling interests in entities that own or control such properties or portfolios. During the nine months ended September 30, 1997, in addition to the NHP Real Estate Acquisition and acquisitions through the NHP Stock Purchase, the Company has directly acquired seven apartment properties for a total consideration of $185 million, consisting of $56 million in cash, approximately 1.9 million OP Units valued at $56 million, and the assumption of $73 million of indebtedness. See "--Other Recent Acquisitions."

    - ACQUISITION OF MANAGED PROPERTIES. The Company believes that its property management operations support its acquisition activities. Its relationships with owners of the Managed Properties may provide it with a means of learning of acquisition opportunities at an early stage of the sale process. In addition, its familiarity with the property and its ability to quickly evaluate the property give it an advantage in pursuing and completing any such acquisition in a timely fashion. Since its IPO, AIMCO has acquired 12 properties comprising 3,530 units from its managed portfolio for $129.0 million.

    - INCREASING ITS INTEREST IN PARTNERSHIPS. For properties where the Company owns a general partnership interest in the property-owning partnership, the Company may seek to acquire, subject to its fiduciary duties to the partnership, the outstanding limited partnership interests for cash or, in some cases, in exchange for OP Units.

       - In November 1996, the Company acquired the English Partnerships, which owned 22 apartment properties. The Company subsequently purchased pursuant to tender offers to acquire all of the outstanding limited partnership interests of 25 of the English Partnerships, approximately 43%, in the aggregate, of the outstanding limited partnership interests in such partnerships for $15.2 million in cash and approximately 71,500 OP Units valued at $1.7 million.

       - As of September 30, 1997, the Company has also commenced tender offers to acquire all of the outstanding limited partnership interests in 26 partnerships owning 25 NHP Properties for an aggregate amount of approximately $79.0 million. Through September 30, 1997, pursuant to such tender offers, the Company has purchased approximately 20.2%, in the aggregate, of the outstanding limited partnership interests for $16.0 million in cash. In addition, as of September 30, 1997, the Company has received tenders representing approximately an additional 18.8%, in the aggregate, of the outstanding limited partnership interests.

    INTERNAL GROWTH STRATEGIES. The Company pursues internal growth through the following strategies:

    - REVENUE INCREASES. The Company increases rents where feasible and seeks to improve occupancy rates. The Company believes that its policy of capital improvements, amenities and customer service allows it to maintain demand and to increase its rents above the rate of inflation in the local market. AIMCO's "same store" revenues from the Owned Properties (based on properties owned from period to period) have grown by 3.3% from the fiscal year ended December 31, 1995 to that ended December 31, 1996, and by 3.5% from the six months ended June 30, 1996 to that ended June 30, 1997, compared to an urban consumer price inflation rate of 2.8% and 2.3% over the same periods.

    - REDEVELOPMENT OF PROPERTIES. The Company believes redevelopment of selected properties in superior locations provides advantages over development of new properties, because, compared with new development, redevelopment generally can be accomplished with relatively lower financial risk, in less time and with reduced delays attributable to governmental regulation. Recently the Company acquired and redeveloped Sun Katcher, a 360-unit property in Jacksonville, Florida, at a cost of $8.9 million, which included $4.9 million in redevelopment costs. The Company also recently commenced the renovation of Bay West, a 376-unit property in Tampa, Florida, for a projected cost of $4.8 million, to reposition the property in the marketplace. In addition, the Company expects to undertake a major renovation of the Morton Towers apartments, a 1,277 unit property located in Miami Beach, Florida, at an estimated cost of $35 million. The Company generally finances redevelopment initially with borrowings from the Credit Facility, and subsequently arranges permanent financing.

    - EXPANSION OF PROPERTIES. The Company believes that expansion within or adjacent to existing AIMCO Properties also provides growth opportunities at lower risk than new development. Such expansion can offer cost advantages to the extent common area amenities and on-site management personnel can service the expanded property. Recently the Company constructed 92 additional units at Fairways, in

      Phoenix, Arizona, at a cost of $6.5 million. The Company is planning the construction of 42 additional units at Township, in Littleton, Colorado, for a projected cost of more than $3.0 million. In addition, the Company owns or controls approximately 115 acres of vacant land, adjacent to existing Owned Properties or Equity Properties, which the Company believes is suitable for the development of approximately 1,300 apartment units. The Company generally finances expansions initially with borrowings from the Credit Facility, and subsequently arranges permanent financing.

    - CONVERSION OF AFFORDABLE PROPERTIES; IMPROVEMENT OF PERFORMANCE. The Company believes that it may be able to significantly increase its return from its portfolio of affordable properties by improving operations at some of its properties or by converting some of its properties to conventional properties. While management of the Company has commenced review of the affordable properties, it has not yet made any determination as to the conversion of any affordable property.

    - ANCILLARY SERVICES. The Company's management believes that its ownership and management of the AIMCO Properties provides it with unique access to a customer base for the sale of additional services which generate incremental revenues. The Company currently provides cable television, telephone services, appliance rental, renters' insurance and carport, garage and storage space rental at certain AIMCO Properties. For example, as of September 30, 1997, the Company has installed cable television service to approximately 8,000 units and has more than 5,000 subscribers.

    - CONTROLLING EXPENSES. Cost reductions are accomplished by exploiting economies of scale. As a result of the size of its portfolio and its creation of regional concentrations of properties, the Company has the ability to leverage fixed costs for general and administrative expenditures and certain operating functions, such as insurance, information technology and training, over a larger property base. For example, the Company's insurance subsidiary provides workers' compensation and employer liability insurance company-wide, without incurring material incremental costs as the Company's property assets grow. Consequently, the Company estimates that it will achieve annual recurring savings exceeding $1.2 million by combining the insurance programs of NHP and the Company. Management of the Company also expects cost savings of approximately $13.3 million from staffing reductions associated with the NHP Acquisition, and additional savings from elimination of redundant expenses such as public reporting costs. There can be no assurance, however, that all of such cost reductions will be achieved.

      The Company also instills cost discipline in its property managers by benchmarking their operations against the local market and other AIMCO Properties.

PROPERTY MANAGEMENT STRATEGIES

    REGIONAL HUBS. The Company's property management strategy is to achieve improvements in operating results by combining centralized financial control and uniform operating procedures with localized property management decision-making and market knowledge. The Company's management operations are organized into 13 regional hubs, each supervised by a Regional Vice President, who have on average 17 years of experience in apartment management.

                                                                           APARTMENT UNITS    APARTMENT COMMUNITIES
REGIONAL HUBS                                                                MANAGED(1)            MANAGED(1)
-------------------------------------------------------------------------  ---------------  -------------------------
Florida..................................................................        17,061                    63
East (DE, NJ, PA)........................................................        18,488                    83
Mid-Atlantic (DC, MD, VA)................................................        14,315                    72
Midwest (IN, OH, TN, WV).................................................         8,245                    43
North Midwest (IL, MI, MO, MN, WI).......................................         8,767                    60
North Texas (AR, LA, OK, TX).............................................        14,900                    77
Northeast (CT, MA, NH, NY, RI)...........................................         8,482                    60
Rocky Mountain (CO, KS, SD, UT)..........................................         7,574                    68
South-Atlantic (KY, NC, SC)..............................................         3,758                    27
South Texas (TX).........................................................        13,911                    69
Southeast (AL, GA, MS, PR)...............................................         8,071                    52
Southwest (AZ, NM, NV)...................................................         7,766                    35
West (AK, CA, HI, OR, WA)................................................         5,682                    55
                                                                                -------                   ---
  Total..................................................................       137,020                   764

---------

(1) Includes only units and apartment communities managed by the Company. Does not include (i) 13,307 units in 97 apartment communities in which the Company has an ownership interest but does not manage and (ii) 34,334 units in the Oxford portfolio, including 2,332 senior living units, all of which are managed as a separate portfolio.

    CUSTOMER SERVICE. The Company believes that resident satisfaction is directly related to the experience and training of on-site management personnel. The Company provides on-site management trained to respond promptly to residents' needs. To improve customer service, the Company conducts annual resident satisfaction surveys, guarantees that material defects will be corrected in 24 hours and refunds related rent if that commitment is not met.

    PERSONNEL POLICIES. The Company has attempted to reduce turnover and retain experienced personnel by establishing an employee mentoring program and providing managers with incentive-based compensation. In addition, managing properties for third parties, the Company believes, improves performance at Managed Properties and Owned Properties alike by subjecting property managers to market-based pricing and service standards.

    START. Properties that are behind budget or face other significant operating difficulties receive direct supervision and intervention from START, a team of professionals, led by Executive Vice President Steven Ira, a Founder of AIMCO. Members of START focus on not more than 10 to 15 properties at any one time, which allows them to focus sharply on the subject properties. START also oversees due diligence on acquisitions and major construction activities.

    MANAGEMENT INCENTIVES. AIMCO believes that equity ownership by management and equity- and incentive-based compensation are important factors in attracting, retaining and motivating the most qualified and experienced personnel and directors. AIMCO's goal is to align management's interests with those of stockholders through the use of equity-based compensation plans to direct management's efforts towards enhancing shareholder value.

    The following table reflects the ownership of Class A Common Stock and OP Units by senior management of the Company, which, as of September 30, 1997 (assuming full conversion of OP Units), represented approximately 10.3% of the outstanding Class A Common Stock.

                                     TOTAL SHARES OF CLASS A
                                 COMMON STOCK AND OP UNITS OWNED   PERCENTAGE
                                          BY MANAGEMENT              OWNED      INVESTMENT VALUE(1)
                                 -------------------------------   ----------   -------------------
Initial Public Offering........               926,000                 8.6%         $ 17 million
December 31, 1995..............             1,067,000                 7.7%         $ 21 million
December 31, 1996..............             2,303,000                12.5%         $ 65 million
September 30, 1997.............             3,411,000                10.3%         $123 million

    -------------

    (1) Encumbered by outstanding secured partially recourse notes in the amount of $30.5 million as of September 30, 1997.

    - On July 25, 1997, eleven senior managers of the Company purchased 1.1 million shares of Class A Common Stock at a price of $30 per share in exchange for promissory notes secured by such stock, which notes are recourse as to 25% of the principal owed. See "--Recent Financings."

    - AIMCO pays a majority of the compensation to its outside directors in Class A Common Stock.

    - AIMCO issues all stock options at the then-current market price, and requires that employees own Class A Common Stock before receiving their options. As of September 30, 1997, the number of outstanding options was 553,646.

THE NHP ACQUISITION

    Pursuant to the Stock Purchase Agreement, AIMCO and ANHI have acquired an aggregate of 6,930,122 shares of NHP Common Stock, representing approximately 53.4% of the shares of NHP Common Stock outstanding as of September 30, 1997. NHP provides a broad array of real estate services nationwide including property management and asset management, as well as a group of related services including equity investments, purchasing, risk management and home health care. As of September 30, 1997, NHP's management portfolio included 732 properties containing 79,208 conventional units and 55,102 affordable units located in 38 states, the District of Columbia and Puerto Rico. Among the properties it manages, NHP owns 12 properties containing 2,905 apartment units. NHP also conducts mortgage banking services through WMF.

    In June 1997, the Company acquired the NHP Real Estate Companies, which hold interests in partnerships that own 534 conventional and affordable multifamily apartment properties containing 87,659 units, a captive insurance subsidiary and certain related assets. The Company paid aggregate consideration of $54.8 million in cash and warrants to purchase 399,999 shares of Class A Common Stock at an exercise price of $36 per share. A substantial majority of the NHP Properties are currently managed by NHP pursuant to the Master Property Management Agreement. The Company is currently engaged in the NHP Real Estate Reorganization, which will result in the vast majority of the assets of the NHP Real Estate Companies being owned by the Unconsolidated Partnership.

    The NHP Real Estate Acquisition involved three distinct investments in real estate:

    - The Company acquired general and certain limited partnership interests in various partnerships that own 11,078 apartment units in 34 conventional Class A and Class B apartment properties. AIMCO is presently in the process of making tender offers to the limited partners of 26 of such partnerships to acquire their partnership interests for an aggregate amount of approximately $79 million. See "--Growth Strategies--Acquisition Strategies--Increasing its Interest in Partnerships."

    - The Company acquired general and certain limited partnership interests in various partnerships that own 9,996 apartment units in 44 Class C apartment properties.

    - The Company also acquired general and certain limited partnership interests in various partnerships that own 50,309 affordable housing units and 15,004 Class C apartment units in 462 affordable and conventional apartment properties. The Company's long-term strategy for the affordable portfolio is to take advantage of potential opportunities from the potential restructuring of HUD assistance or insurance programs, or to liquidate such properties while continuing to realize management fees from the portfolio. In addition, the Company believes that it may be able to significantly increase its return from its affordable portfolio by improving operations at some properties or by converting some properties to conventional properties. See "--Growth Strategies--Internal Growth Strategies--Conversion of Affordable Properties; Improvement of Performance."

    AIMCO is seeking to acquire the remaining outstanding shares of NHP Common Stock pursuant to the NHP Merger in which Merger Sub will be merged with and into NHP, with NHP being the surviving corporation after the Merger and becoming a wholly owned subsidiary of AIMCO. The NHP Merger would be effected pursuant to the Merger Agreement, which provides that, upon consummation of the NHP Merger, each outstanding share of NHP Common Stock, other than NHP Common Stock held by NHP, AIMCO or Merger Sub, will be converted (subject to certain exceptions) into the right to receive: (i) 0.74766 shares of Class A Common Stock, or (ii) at the election of the holder, 0.37383 shares of Class A Common Stock and $10.00 in cash. As of September 30, 1997, there were 12,981,939 shares of NHP Common Stock outstanding, including 6,151,049 shares owned by AIMCO and 779,073 shares owned by ANHI, and 826,250 outstanding options to purchase NHP Common Stock. In the NHP Merger, outstanding options to purchase shares of NHP Common Stock will be converted into options to purchase shares of Class A Common Stock. The NHP Merger is subject to a number of conditions, including the approval of the stockholders of both NHP and AIMCO. Accordingly, there can be no assurance that the proposed NHP Merger will be completed. If completed, the NHP Merger is subject to a number of risks. See "Risk Factors--Risks Associated with the NHP Acquisition."

    In the NHP Merger, NHP will become a wholly owned subsidiary of AIMCO. However, immediately following the NHP Merger, AIMCO intends to engage in the NHP Reorganization that will result in the Master Property Management Agreement being terminated and NHP's operations being conducted through the Unconsolidated Subsidiaries. It is expected that the Unconsolidated Subsidiaries will have an ownership structure similar to ANHI, in which AIMCO holds a 95% economic interest through ownership of shares of non-voting preferred stock, and certain directors and officers of AIMCO hold a 5% economic interest through direct or indirect ownership of all of the outstanding shares of common stock. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by such directors and officers, AIMCO will account for its interest in the Unconsolidated Subsidiaries on the equity method.

    Pursuant to rights distributed to NHP stockholders in May 1997, subject to certain conditions, on the earlier of the effective time of the NHP Merger or December 1, 1997, all of the outstanding shares of WMF common stock will be distributed to NHP stockholders. Shares of WMF common stock issued to AIMCO and ANHI in the WMF Spin-Off will be transferred to the sellers of NHP Common Stock under the Stock Purchase Agreement.

OTHER RECENT ACQUISITIONS

    The Company has during the past two years increased substantially the number of properties owned or managed by it from 33,271 units in 185 properties at December 31, 1994, to 186,993 units in 1,029 properties at September 30, 1997. In addition to the NHP Stock Purchase and the NHP Real Estate Acquisition, AIMCO completed the following acquisitions (among others) during the nine months ended September 30, 1997:

    WINDWARD AT THE VILLAGES. In October, the Company purchased Windward, a 196-unit apartment community built in 1988, located in West Palm Beach, Florida, for approximately $10.8 million. Windward is adjacent to the Bear Lakes Country Club and Golf Course in the Villages of Palm Beach Lakes master planned golf course community.

    MORTON TOWERS. In September, the Company, through two subsidiary limited partnerships in which the Company is the sole general partner and has an aggregate interest of approximately 77%, acquired the Morton Towers apartments, a 1,277-unit, twin tower high rise apartment complex built in 1960, located in Miami Beach, Florida, for $63 million, including approximately 1.4 million OP Units valued at $42 million. The Company expects to undertake a major renovation of the complex at a total cost of $35 million.

    SAWGRASS. In July, the Company purchased Sawgrass Apartments, a 208-unit apartment community built in 1989, located in Orlando, Florida, for approximately $9.6 million. Sawgrass was formerly a Managed Property.

    LOS ARBOLES. In September, the Company acquired Los Arboles Apartments, a 232-unit apartment community built in 1985, located in Chandler, Arizona, for approximately $11.3 million. Los Arboles is adjacent to Vista del Lagos, a 200-unit apartment community in which the Company has an equity interest.

    TUSTIN EAST VILLAGE/THE CALIFORNIAN. In June, the Company acquired Tustin East Village and The Californian, two garden-style apartment communities consisting of 292 units built in 1970, and Red Hill Plaza, an adjacent shopping plaza built in 1970, located in Tustin, California, for $21.4 million, including approximately 500,000 OP Units valued at $13.9 million. These properties are contiguous to Brookside Apartments, another Owned Property, consisting of 336 units, purchased in April 1996 from the same seller, and are operated as one property.

    THE VININGS. In June, the Company acquired The Vinings at the Waterways, a 180-unit luxury garden-style apartment communities built in 1991, located in Aventura, Florida, for approximately $16.4 million. The Vinings is located by a yacht basin and marina directly accessing the Intracoastal Waterway and is also adjacent to a commercial center.

    STONEBROOK. In May, the Company acquired the Stonebrook Apartments, a 244-unit apartment community built in 1991, located in Orlando, Florida, for approximately $11 million. Stonebrook is less than a mile from the location of a proposed interchange on a beltway around Orlando and is near a regional airport being expanded for commercial aviation.

    BAY CLUB. In April, the Company acquired The Bay Club at Aventura, a 702-unit luxury high rise apartment complex, consisting of two towers built in 1990, located in Aventura, Florida, for approximately $71 million. The property includes approximately 3.5 acres of land with permits to construct a third tower consisting of 225 units. Aventura is a coastal city located near North Miami Beach.

PROPERTIES SUBJECT TO LETTER OF INTENT OR CONTRACT

    In the ordinary course of the Company's business, the Company is engaged in discussions and negotiations with property owners regarding the purchase of apartment properties or interests in apartment properties. The Company frequently enters into letters of intent, which may be binding or nonbinding, and contracts with respect to the purchase of real property which are subject to certain conditions and which permit the Company to terminate the contract in its sole and absolute discretion if it is not satisfied with the results of its due diligence investigation of the properties under contract. The Company's management believes that such contracts essentially result in the creation of an option on the property subject to the contract and give the Company greater flexibility in seeking to acquire properties. As of September 30, 1997, the Company had under letter of intent or contract an aggregate of 26 multi-family apartment properties (exclusive of the Winthrop Portfolio and Windward) with a maximum aggregate purchase price of $315 million, which, in some cases, may be paid in the form of assumption of existing debt. All such contracts are subject to termination by the Company as described above. Due diligence with respect to these properties is generally not completed and there is no assurance that any transaction will occur or that they will occur on the terms currently contemplated.

    On August 22, 1997, the Operating Partnership entered into the Purchase Agreement with 27 limited partnerships affiliated with Winthrop Financial Associates for the purchase of the Winthrop Portfolio. The Purchase Agreement provided the Operating Partnership with a "due diligence" period to inspect the Winthrop Portfolio. On October 15, 1997, the Company determined not to exercise its option to terminate the Purchase Agreement and, as of such date, became committed, subject to the terms and conditions of the Purchase Agreement, to purchase the Winthrop Portfolio.

    The 35 garden-style apartment communities comprising the Winthrop Portfolio are located in seven states, have an average age of 17 years and contain a total of 8,175 apartment units. Fifteen of the apartment communities are located in Arizona, with 2,602 units in Phoenix and 816 units in Tucson; eleven apartment communities with 2,075 units are located throughout Texas; two apartment communities with 1,223 units are located in Florida; two apartment communities with 494 units are located in Michigan; three apartment communities with 536 units are located in Georgia; one apartment community with 293 units is located in Illinois; and one apartment community with 136 units is located in North Carolina.

    The closing of the acquisition of the Winthrop Portfolio is expected to occur on October 31, 1997, subject to customary closing conditions. The aggregate purchase price for the Winthrop Portfolio, including estimated transaction costs, is approximately $262 million. The Company will pay aggregate consideration of $245.2 million in cash to the partnerships affiliated with Winthrop Financial Associates, and assume $8.3 million in mortgage indebtedness, to complete the purchase. The Company has also budgeted an additional $16 million in initial capital expenditures which will be incurred subsequent to the acquisition of the Winthrop Portfolio.

RECENT INVESTMENT

    AMBASSADOR APARTMENTS. In September the Company filed a Schedule 13D with the Securities and Exchange Commission stating that it acquired 886,600 shares of common stock of Ambassador Apartments, Inc., a publicly traded REIT ("Ambassador"), representing 8.45% of the shares outstanding as reported in Ambassador's Form 10-Q for the quarter ended June 30, 1997.

RECENT FINANCINGS

    In July 1997, the Company agreed to sell 1.1 million newly issued shares of Class A Common Stock at a price of $30 per share, the closing price of the stock on the date of purchase, to certain members of senior management of AIMCO. In payment for the stock, such members of senior management executed notes payable to AIMCO totalling $33.0 million (of which $9.8 million has been repaid), bearing interest at 7.25% per annum, payable quarterly, and due in ten years. The stock purchase notes are secured by the stock purchased and are recourse as to 25% of the principal owed.

    In August 1997, AIMCO sold 750,000 shares of newly issued Class B Preferred Stock for gross proceeds of $75 million in cash to an institutional investor in a private transaction. Holders of the Class B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, quarterly cash dividends per share equal to the greater of (i) $1.78125 and (ii) the cash dividends declared on the number of shares of Class A Common Stock into which one share of Class B Preferred Stock is convertible. On or after August 4, 1998, each share of Class B Preferred Stock is convertible at the option of the holder into 3.28407 shares of Class A Common Stock, subject to certain anti-dilution adjustments. The Class B Preferred Stock is senior to the Class A Common Stock as to dividends and liquidation. The proceeds from the sale of the Class B Preferred Stock were used to repay borrowings outstanding under the Credit Facility and to provide working capital.

    Since August 1997, AIMCO has issued an aggregate of 5,052,418 shares of Class A Common Stock to institutional investors for aggregate net proceeds of approximately $157 million. AIMCO used $114.3 million of such proceeds to purchase 5,717,000 shares of NHP Common Stock from ANHI, used $7.0 million to purchase

351,795 additional shares of NHP Common Stock from a third party pursuant to the Stock Purchase Agreement and contributed the remaining $35.5 million to the Operating Partnership. ANHI used $74.3 million of proceeds from its sale of NHP Common Stock to AIMCO to repay in full outstanding borrowings under the ANHI Credit Facility, including accrued interest, and terminated the ANHI Credit Facility. Borrowings under the ANHI Credit Facility were incurred to purchase NHP Common Stock in the NHP Stock Purchase. ANHI also distributed $40.0 million of proceeds from the sale of shares of NHP Common Stock to the Operating Partnership, which holds a 95% interest in ANHI, and Messrs. Considine and Kompaniez, who hold in the aggregate a 5% interest in ANHI. Messrs. Considine and Kompaniez received a distribution of $2.0 million in connection with such sale and used such proceeds to repay in part outstanding promissory notes payable by them to ANHI in an aggregate principal amount of $3.2 million. The loans were incurred by them to acquire their interest in ANHI.

ACCOUNTING POLICIES AND DEFINITIONS

    AIMCO has the following accounting policies and definitions:

    FFO is defined as income (loss) before minority interest in Operating Partnership, computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. In addition, AIMCO adjusts FFO for minority interest in the Operating Partnership, amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and the payment of dividends on preferred stock. AIMCO's management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate understanding of AIMCO's ability to meet required dividend payments, capital expenditures, and principal payments on its debt. There can be no assurance that AIMCO's basis of computing FFO is comparable with that of other REITs.

    AIMCO capitalizes spending for items which generally cost more than $250 and have a useful life of more than one year, such as carpet replacement, new appliances, new roofs or parking lot repaving. Capitalized spending which maintains a property is termed a "Capital Replacement." In the experience of AIMCO's management, this spending is better considered a recurring cost of preserving an asset rather than as an additional investment.

    Capital spending which adds a material new feature or revenue source is called a "Capital Enhancement" and is capitalized as part of AIMCO's investment. Common examples are construction of new garages, storage areas and cable television installation.

    For financial reporting purposes, AIMCO consolidates entities in which it owns both a general partnership interest and controls investment decisions with respect to the underlying assets. AIMCO generally has a 30% to 51% economic interest in such entities. Entities in which AIMCO has less than a 30% economic interest or limited control are accounted for on the equity method.

    AIMCO policy is generally to hold Class C properties and affordable properties (substantially all of which are Class C properties) in unconsolidated partnerships. AIMCO accounts for these properties on the equity method in accordance with GAAP.

EXECUTIVE OFFICES

    The Company's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number is (303) 757-8101.

                        BOARD OF DIRECTORS AND OFFICERS

    The directors and executive officers of AIMCO, their ages, dates they were first elected and their positions with AIMCO or on the Board of Directors are set forth below.

NAME                               AGE       FIRST ELECTED                            POSITION
------------------------------     ---     ------------------  -------------------------------------------------------
Terry Considine...............         50      July 1994       Chairman of the Board of Directors and Chief Executive
                                                                 Officer
Peter K. Kompaniez............         52      July 1994       President and Vice Chairman
Steven D. Ira.................         47      July 1994       Executive Vice President--START
Thomas W. Toomey..............         37     January 1996     Executive Vice President--Finance and Administration
David L. Williams.............         52     January 1997     Executive Vice President--Property Operations
Joseph DeTuno.................         52    September 1997    Senior Vice President--Property Redevelopment
Jack W. Marquardt.............         41    September 1997    Senior Vice President--Accounting
Leeann Morein.................         43      July 1994       Senior Vice President, Chief Financial Officer and
                                                                 Secretary
R. Scott Wesson...............         34      July 1997       Senior Vice President--Chief Information Officer
Harry G. Alcock...............         33      July 1996       Vice President--Acquisitions
Patti K. Fielding.............         34    February 1997     Vice President--Asset Management
Dora E. Chi...................         37      July 1997       Vice President--Asset Management
Patricia K. Heath.............         43      July 1994       Vice President and Chief Accounting Officer
Carla Stoner..................         35      July 1997       Vice President--Finance and Administration
James Wallace.................         45     October 1997     Vice President--Tax
Richard S. Ellwood............         65      July 1994       Director; Chairman, Audit Committee
J. Landis Martin..............         51      July 1994       Director
Thomas L. Rhodes..............         57      July 1994       Director; Chairman, Compensation Committee
John D. Smith.................         69    November 1994     Director

    The following is a biographical summary of the experience of the current directors and executive officers of AIMCO for the past five years or more.

    TERRY CONSIDINE. Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO since July 1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset Management, L.L.C., Limited Liability Company, a Colorado limited liability company, and its related entities (collectively, "PAM"), one of AIMCO's predecessors. On October 1, 1996, Mr. Considine was appointed Co-Chairman and director of Asset Investors Corp. and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A. from Harvard College, a J.D. from Harvard Law School and is admitted as a member of the Massachusetts Bar. He served as a Colorado State Senator from 1987-1992 and in 1992 was the Republican nominee for election to the United States Senate from Colorado.

    Mr. Considine has had substantial multifamily real estate experience. From 1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr. Considine.

    PETER K. KOMPANIEZ. Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994, and was appointed President in July 1997. Mr. Kompaniez has also served as Chief Operating Officer of NHP and President of NHP Partners since June 1997. Since September 1993, Mr. Kompaniez has owned 75% of PDI Realty Enterprises, Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to 1993, he served as President and Chief Executive Officer of Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).

    The downturn in the real estate markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron International N.V. and its subsidiaries and affiliates (the "Heron Group"). During this period from 1986 to 1993, Mr. Kompaniez served as President and Chief Executive Officer of Heron Financial Corporation ("HFC"), and as a director or officer of certain other Heron Group entities. In 1993, HFC, its parent Heron International, and certain other members of the Heron Group voluntarily entered into restructuring agreements with separate groups of their United States and international creditors. The restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron International and its non-United States subsidiaries. At the conclusion of the restructuring, Mr. Kompaniez commenced the operations of PDI Realty Enterprises, Inc., a Delaware corporation ("PDI"), which was engaged to act as asset and corporate manager of the continuing United States operations of HFC and the other United States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of Class A Common Stock, Mr. Kompaniez was appointed Vice Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

    STEVEN D. IRA. Mr. Ira has served as Executive Vice President of AIMCO since July 1994. From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment Manager Accreditation Board and is a former president of both the National Apartment Association and the Colorado Apartment Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National Apartment Association in its 54-year history. He holds a Certified Apartment Property Supervisor (CAPS) and a Certified Apartment Manager designation from the National Apartment Association, a Certified Property Manager (CPM) designation from the National Institute of Real Estate Management (IREM) and he is a member of the Boards of Directors of the National Multi-Housing Council, the National Apartment Association and the Apartment Association of Metro Denver. Mr. Ira received a B.S. from Metropolitan State College in 1975.

    Although Mr. Ira has had substantial multifamily real estate experience, in the late 1980s and early 1990s, three multifamily apartment properties located in Colorado that were owned by partnerships in which Mr. Ira had a general partnership interest could not meet their debt payments, and were foreclosed upon by their respective lenders, causing a pre-tax loss of approximately $3.2 million to investors. Mr. Ira was not the managing general partner of two of these partnerships.

    THOMAS W. TOOMEY. Mr. Toomey has served as Senior Vice President--Finance and Administration of AIMCO since January 1996 and was promoted to Executive Vice President--Finance and Administration in March 1997. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as Vice President/Senior Controller and Director of Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal & Company. Mr. Toomey received a B.S. in Business Administration/Finance from Oregon State University and is a Certified Public Accountant.

    DAVID L. WILLIAMS. Mr. Williams has been Executive Vice President--Operations of AIMCO since January 1997. Prior to joining AIMCO, Mr. Williams was Senior Vice President of Operations at Evans Withycombe Residential, Inc. from January 1996 to January 1997. Previously, he was Executive Vice President at Equity Residential Properties Trust from October 1989 to December 1995. He has served on National Multi-Housing Council Boards and NAREIT committees. M. Williams also served as Senior Vice President of Operations and Acquisitions of US Shelter Corporation from 1983 to 1989. Mr. Williams has been involved in the property management, development and acquisition of real estate properties since 1973. Mr. Williams received his B.A. in education and administration from the University of Washington in 1967.

    JOSEPH DETUNO. Mr. DeTuno has been Senior Vice President--Property Redevelopment of AIMCO since September 1997. Mr. DeTuno was president and founder of JD Associates, his own full service real estate consulting, advisory and project management company which he founded in 1990. JD Associates provided development management, financial analysis, business plan preparation and implementation services. Previously, Mr. DeTuno served as President/Partner of Gulfstream Commercial Properties, President and Co-managing Partner of Criswell Development Company, Vice President of Crow Hotel and Company and Project Director with Perkins & Will Architects and Planners. Mr. DeTuno received his B.A. in architecture and is a registered architect in Illinois and Texas.

    JACK W. MARQUARDT. Mr. Marquardt has been Senior Vice President--Accounting of AIMCO since September 1997. Mr. Marquardt brings over 17 years of real estate accounting experience to AIMCO. From October 1992 through August 1997, Mr. Marquardt served as Vice President/Corporate Controller and Manager of Data Processing for Transwestern Property Company, where he was responsible for corporate accounting, tax, treasury services and computer systems. From August 1986 through September 1992, Mr. Marquardt worked in the real estate accounting area of Aetna Realty Investors, Inc. serving as Regional Controller from April 1990 through September 1992. Mr. Marquardt received a B.S. in Business Administration/Finance from Ohio State University.

    LEEANN MOREIN. Ms. Morein has served as Senior Vice President, Chief Financial Officer and Secretary of AIMCO since July 1994. From September 1990 to March 1994, Ms. Morein served as Chief Financial Officer of the real estate subsidiaries of California Federal Bank, including the general partner of CF Income Partners, L.P., a publicly-traded master limited partnership. Ms. Morein joined California Federal in September 1988 as Director of Real Estate Syndications Accounting and became Vice President--Financial Administration in January 1990. From 1983 to 1988, Ms. Morein was Controller of Storage Equities, Inc., a real estate investment trust, and from 1981 to 1983, she was Director of Corporate Accounting for Angeles Corporation, a real estate syndication firm. Ms. Morein worked on the audit staff of Price Waterhouse from 1979 to 1981. Ms. Morein received a B.A. from Pomona College and is a Certified Public Accountant.

    R. SCOTT WESSON. Mr. Wesson has been Senior Vice President--Chief Information Officer of AIMCO since July 1997. From 1994 until 1997, Mr. Wesson served as Vice President of Information Services at Lincoln Property Company, where he was responsible for information systems infrastructure, technology planning and business process re-engineering. From 1992 to 1994, Mr. Wesson served in the role of Director of Network Services for Lincoln Property Company, where he was responsible for the design and deployment of the company's Wide Area Network and Local Area Networks, comprising over 2,500 workstations in over 40 locations nationwide. From 1988 to 1992, he was a systems consultant with Automatic Data Processing involved in design, planning and deployment of financial and human resources systems for several major, multi-national organizations. From 1984 to 1987, he was a Senior Analyst with Federated Department Stores, Inc. involved in planning and distribution. Mr. Wesson received his B.S. from the University of Texas in 1984.

    HARRY G. ALCOCK. Mr. Alcock has served as Vice President since July 1996, with responsibility for acquisition and financing activities since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From 1988 to 1992, Mr. Alcock worked for Larwin Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for Ford Aerospace Corp. He received his B.S. from San Jose State University.

    DORA E. CHI. Ms. Chi has served as Vice President of Finance of AIMCO since July 1997, with responsibility for limited partnership activities, including tender offers and refinancings. From January 1996 to July 1997, Ms. Chi served as Underwriting Manager for Flatiron Credit Co., LLC. From September 1989 to December 1995, she was the Administrator/Corporate Secretary-Treasurer at The Law Firm of JPG, PC., and from April 1986 to July 1989 served as Vice President at Cairn Housing Investments. She brings over fifteen years of experience in finance and accounting and attended the University of Arizona.

    PATTI K. FIELDING. Ms. Fielding has served as a Vice President--Asset Management since February 1997, concentrating in the area of limited partnership acquisitions. From February 1996 until February 1997, Ms. Fielding served as a Vice President with Hanover Capital Corp., headquartered in New York where she was responsible for the commercial underwriting and CMBS efforts of the firm. From February 1994 to November 1996 she was Vice Chairman and Principal of CapSource Funding Corp., which was purchased by MIG Financial Group in 1996. From 1987 to February 1994, Ms. Fielding was with Duff & Phelps ("D&P") rating agency in the Commercial Real Estate Structured Finance Group. Her last position held at D&P was Group Vice President. Prior to D&P, Ms. Fielding was a Commercial Real Estate Appraiser with American Appraisal Associates. Ms. Fielding has a B.S. in Business from Cardinal Stritch College.

    PATRICIA K. HEATH. Ms. Heath has served as Vice President and Chief Accounting Officer of AIMCO since July 1994. From 1992 until July 1994, Ms. Heath served as Manager of Accounting, then Chief Financial Officer of HFC and, effective September 1993, as Chief Financial Officer of PDI. She had responsibility for all internal and external financial reporting, cash management and budgeting for HFC, its subsidiaries, related joint ventures and partnerships and for PDI. Ms. Heath brings 15 years of real estate accounting experience to AIMCO, having served as Controller for the real estate investment, development and syndication firms of Guilford Glazer & Associates from 1990 to 1992, Ginarra Holdings, Inc. from 1984 to 1990, and Fox & Carskadon Financial Corporation from 1980 to 1983. Ms. Heath worked from 1978 to 1980 as an auditor with Deloitte, Haskins and Sells. She received her B.S. in Business from California State University at Chico and is a Certified Public Accountant.

    CARLA STONER. Ms. Stoner has been Vice President--Finance and Administration of AIMCO since July 1997. Ms. Stoner served as Vice President of NHP Management Company since January 1992. She has also served as Chief Information Officer for NHP since June 1996. From January 1992 through June 1996, Ms. Stoner was Vice President of Finance for NHP Management Company, responsible for general ledger accounting, financial analysis and third party reporting for all properties owned and managed by NHP. Ms. Stoner joined NHP in December 1988 as Director of Finance for Property Accounting. From July 1984 through December 1988, Ms. Stoner was a Senior Auditor with the public accounting firm of Touche Ross, serving primarily the real estate industry. Ms. Stoner received her B.S. in accounting from Virginia Tech.

    JAMES WALLACE. Mr. Wallace has been Vice President of Tax for AIMCO since October 1997. From 1995 to September 1997, Mr. Wallace served as the Assistant Corporate Controller/Assistant Secretary for Fleming Companies, Inc. in Oklahoma City. From 1980 to 1995, Mr. Wallace was the Director of Corporate Taxation/ Assistant Secretary for that organization. From 1978 to 1980, Mr. Wallace served as a Senior Tax Consultant with Deloitte & Touche, and from 1973 to 1977 he was the Managing Partner at Nelon & Wallace, CPAs. Mr. Wallace received a B.S. in Business Administration from Oklahoma State University and has been a Certified Public Accountant since 1975.

    RICHARD S. ELLWOOD. Mr. Ellwood was appointed a director of AIMCO in July 1994 and is currently Chairman of the Audit Committee. Mr. Ellwood is the founder and President of R.S. Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr. Ellwood had 31 years experience as an investment banker, serving as:
Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987; Managing Director at Warburg Paribas Becker from 1978 to 1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in various capacities at J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a director of Corporate Realty Income Trust and FelCor Suite Hotels, Inc. He is a registered investment advisor.

    J. LANDIS MARTIN. Mr. Martin was appointed a director of AIMCO in July 1994. Mr. Martin has served as President, Chief Executive Officer and a director of NL Industries, Inc., a manufacturer of specialty chemicals, since 1987. Since 1988, he has served as the President and Chief Executive Officer of Tremont Corporation, an integrated producer of titanium metals. Mr. Martin has also served as a director and the Chairman of the Board of Directors of Tremont Corporation since August 1990. From December 1988 until January 1994, he served as Chairman of the Board of Directors of Baroid Corporation, an oilfield services company. In January 1994, Baroid Corporation became a wholly owned subsidiary of Dresser Industries, Inc. and Mr. Martin currently serves as a director of Dresser Industries, Inc. Mr. Martin also serves as Chairman of the Board and Chief Executive Officer of Titanium Metals Corporation, an integrated producer of titanium.

    THOMAS L. RHODES. Mr. Rhodes was appointed a director of AIMCO in July 1994 and is currently Chairman of the Compensation Committee. Mr. Rhodes has served as the President and a director of NATIONAL REVIEW since 1992. From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986. He also served as a director of Underwriters Reinsurance Company from 1987 to 1993 and was a member of the Advisory Board of TransTerra Co. during 1993. He currently serves as Co-Chairman and director of Financial Assets Management, LLC and its subsidiaries, and as a director of Delphi Financial Group, Inc. and its subsidiaries, The Lynde and Harry Bradley Foundation, and the Reserve Special Portfolio Trusts. Mr. Rhodes is Chairman of the Empire Foundation for Policy Research, a Trustee of The Heritage Foundation, a Trustee of The Manhattan Institute, a Board Member of the National Center for Neighborhood Enterprise and a Member of the Council on Foreign Relations.

    JOHN D. SMITH. Mr. Smith was appointed a director of AIMCO in November 1994. Mr. Smith is Principal and President of John D. Smith Developments. Mr. Smith has been a shopping center developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in Atlanta, Georgia. Mr. Smith is a Trustee and former President of the International Council of Shopping Centers and was selected to be a member of the American Society of Real Estate Counselors. Mr. Smith served as a director for Pan-American Properties, Inc. (National Coal Board of Great Britain) formerly known as Continental Illinois Properties. He also serves as a director of American Fidelity Assurance Companies and is retained as an advisor by Shop System Study Society, Tokyo, Japan.

                                  UNDERWRITING

    Upon the terms and subject to the conditions stated in the underwriting agreement, dated the date hereof (the "Underwriting Agreement"), each Underwriter named below has severally agreed to purchase, and AIMCO has agreed to sell to such Underwriter, the number of shares of Class A Common Stock set forth opposite the name of such Underwriter.

                                                                                              NUMBER OF
NAME                                                                                            SHARES
-------                                                                                       ----------
Smith Barney Inc............................................................................   1,166,700
BT Alex. Brown Incorporated.................................................................   1,166,660
Lehman Brothers Inc.........................................................................   1,166,660
Merrill Lynch, Pierce, Fenner & Smith                                                          1,166,660
  Incorporated..............................................................................
Raymond James & Associates, Inc.............................................................   1,166,660
The Robinson-Humphrey Company, LLC..........................................................   1,166,660
                                                                                              ----------
  Total.....................................................................................   7,000,000
                                                                                              ----------
                                                                                              ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares is subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Class A Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

    The Underwriters listed above propose to offer part of the shares directly to the public at the public offering price set forth on the cover of this Prospectus Supplement and part of the shares to certain dealers at a price which represents a concession not in excess of $1.12 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and other selling terms may be changed by the Underwriters.

    AIMCO has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus Supplement, to purchase up to 1,050,000 additional shares of Class A Common Stock from AIMCO at the price to the public set forth on the cover page of this Prospectus Supplement minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent that such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

    In connection with this offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more Class A Common Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Class A Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Class A Common Stock or effecting purchases of the Class A Common Stock for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock or for the purpose of reducing a syndicate short position created in connection with the offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if Smith Barney Inc. purchases Class A Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to an Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Class A Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

    AIMCO and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Smith Barney Inc. and its affiliates have acted as financial advisor and lender to AIMCO and may in the future from time to time in the ordinary course of business act as financial advisor or lender to the Company.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

TAXATION OF FOREIGN SHAREHOLDERS

    The following discussion of recently enacted legislation, affecting the ownership and disposition of the Class A Common Stock by a Non-U.S. Holder (as defined below), supplements the discussion set forth in the accompanying Prospectus under the heading "Certain Federal Income Tax Considerations." A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or any state thereof, (iii) an estate whose income is includable in gross income for U.S. Federal income tax purposes regardless of its source, or (iv) a trust the income of which is includible in gross income for U.S. Federal income tax purposes, regardless of its source or, for tax years beginning after December 31, 1996 (and, if a trustee so elects, for tax years after August 20, 1996), a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust. This discussion is based on current law and is for general information only.

    Unless the Class A Common Stock constitutes a United States real property interest ("USRPI") within the meaning of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), distributions by AIMCO which are not dividends out of the current and accumulated earnings and profits of AIMCO will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of the current and accumulated earnings and profits, the distribution will be subject to withholding tax at the rate applicable to dividends. A Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

    Notwithstanding the discussion in the preceding paragraph, if the Class A Common Stock constitutes a USRPI, under recently enacted legislation which became effective in August 1996, such distribution will be subject to 10 percent withholding and may also be subject to tax under FIRPTA. The Class A Common Stock will not constitute a USRPI so long as AIMCO is a "domestically controlled REIT." AIMCO believes that it currently is a domestically controlled REIT.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Recently proposed United States Treasury Department regulations (the "Proposed Regulations") could affect the procedures to be followed by holders of Class A Common Stock in complying with United States Federal withholding, backup withholding and information reporting rules. The Proposed Regulations are not currently effective but, if finalized in their current form, would be effective for payments made after December 31, 1997. Holders are urged to consult their tax advisors regarding the tax consequences, if any, of the Proposed Regulations, on the purchase, ownership and sale of the Class A Common Stock.

RECENT LEGISLATION APPLICABLE TO REITS

    The Taxpayer Relief Act of 1997 enacted on August 5, 1997 (the "Act") made various changes to the Code, including to the provisions that govern the Federal income tax treatment of REITs. These changes to the REIT provisions are generally effective for taxable years beginning after the date of the enactment of the Act. For most REITs, including AIMCO, these changes to the REIT provisions are therefore not effective until taxable years beginning on January 1, 1998. The discussion of the Federal income tax treatment of a REIT in the Prospectus under the heading "Certain Federal Income Tax Considerations" does not reflect the changes made by the Act to the REIT provisions of the Code.

    The Act makes a number of changes relating to the qualification and taxation of REITs including the following. First, a REIT will be able to provide certain services directly without disqualifying all of the rent from the property where the services are provided if the payment for such services does not exceed 1% of the gross income from the property. Second, a REIT's wholly-owned subsidiary will be treated as a "qualified REIT subsidiary" even where the REIT had not always owned such corporation. Third, the Act repeals the requirement that a REIT must derive less than 30% of its gross income from the sale of stock or securities held for less than one year, real property held less than four years, and property sold or disposed of in a "prohibited transaction." Finally, a REIT will be able to elect to retain and pay income tax on net long-term capital gains. REIT shareholders would include in income their share of the long-term capital gains retained by the REIT and would receive a credit for their share of the taxes paid by the REIT.

    As a result of other changes made by the Act to the Code, capital gains of individuals derived in respect of capital assets held for at least one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. Each prospective investor should consult his own tax advisor regarding the tax consequences to him of the changes made by the Act.

                                    EXPERTS

    The consolidated financial statements of AIMCO and the combined financial statements of the AIMCO Predecessors appearing in AIMCO's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and combined financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    This Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the year ended December 31, 1996 appearing in AIMCO's Current Report on Form 8-K, dated September 19, 1997, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such Historical Summary is incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The Historical Summary of Gross Income and Certain Expenses of The Bay Club at Aventura for the year ended December 31, 1996 appearing in Amendment No. 1 to AIMCO's Current Report on Form 8-K, dated June 3, 1997, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such Historical Summary is incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The Historical Summary of Gross Income and Direct Operating Expenses of Villa Ladera Apartments for the year ended December 31, 1995 appearing in AIMCO's Current Report on Form 8-K, dated December 19, 1996, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such Historical Summary is incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of NHP for the years ended December 31, 1996, 1995 and 1994 included in Amendment No. 3 to AIMCO's Current Report on Form 8-K, dated April 16, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    As noted in their report, Arthur Andersen LLP did not audit the 1994 financial statements of certain real estate partnerships whose operating results are included in "income (loss) from discontinued real estate operations, net of income taxes" in the 1994 consolidated financial statements of NHP. The financial statements of these real estate partnerships were audited by other auditors, whose reports are incorporated herein by reference to Amendments No. 1 and 2 to AIMCO's Current Report on Form 8-K, dated April 16, 1997, and Arthur Andersen LLP's opinion, insofar as it relates to the amounts included in the consolidated financial statements for these real estate partnerships, is based solely on the reports of those auditors included therein and incorporated herein by reference. The auditors on whose reports Arthur Andersen LLP relied are:
Anders, Minkler & Diehl LLP; Dauby O'Connor & Zaleski, LLC; Deloitte & Touche LLP; Edwards Leap & Sauer; George A. Hieronymous & Company, LLC; Goldenberg Rosenthal Friedlander, LLP; Hansen, Hunter & Kibbee, P.C.; J.H. Cohn LLP; J.A. Plumer & Co., P.A.; Marks Shron & Company, LLP; Reznick Fedder & Silverman; and Russell Thompson Butler & Houston.

    The combined financial statements of NHP Real Estate Companies (as defined in Note 1 of such financial statements) for the years ended December 31, 1996, 1995 and 1994 included in Amendment No. 5 to AIMCO's Current Report on Form 8-K dated June 3, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    As noted in their report, Arthur Andersen LLP did not audit the 1996, 1995 and 1994 financial statements of certain real estate partnerships accounted for under the equity method by the NHP Real Estate Companies. The financial statements of these real estate partnerships were audited by other auditors, whose reports are filed as exhibits to Amendments No. 1 and 3 to AIMCO's Current Report on Form 8-K, dated June 3, 1997, and Arthur Andersen LLP's opinion, insofar as it relates to the amounts included in the combined financial statements for these real estate partnerships, is based solely on the reports of those auditors included therein and incorporated herein by reference. The auditors on whose reports Arthur Andersen LLP relied are: Anders, Minkler & Diehl LLP; Dauby O'Connor & Zaleski, LLC; Deloitte & Touche LLP; Edwards Leap & Sauer; Fishbein & Company, P.C.; Freeman and Vessillo; Friduss, Lukee, Schiff & Co., PC; George A. Heironymous & Company, LLC; Goldenberg Rosenthal Friedlander, LLP; Hansen, Hunter & Kibbee, P.C.; J.H. Cohn LLP; J.A. Plumer & Co., P.A.; Prague & Company, P.C.; Robert Ercolini & Company; Marks Shron & Company, LLP; Reznick Fedder & Silverman; Russell Thompson Butler & Houston; Sciarabba Walker & Co., LLP; Wallace Sanders & Company; Warady and Davis; Ziner and Company, PC; and Zinner & Co.

    The financial statements of NHP Southwest Partners, LP for the year ended December 31, 1996 and for the period from January 20, 1995 through December 31, 1995 included in Amendment No. 5 to AIMCO's Current Report on Form 8-K, dated June 3, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The combined financial statements of NHP New LP Entities (as defined in Note 1 of such financial statements) for the year ended December 31, 1996 and for the period from January 20, 1995 through December 31, 1995 included in Amendment No. 1 to AIMCO's Current Report on Form 8-K, dated June 3, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The combined financial statements of NHP Borrower Entities (as defined in Note 1 of such financial statements) for the year ended December 31, 1996 and for the period from January 20, 1995 through December 31, 1995 included in Amendment No. 1 to AIMCO's Current Report on Form 8-K, dated June 3, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The Combined Statement of Revenues and Certain Expenses of the Thirty-five Acquisition Properties (as defined in Note 1 of such financial statements (which represents the Winthrop Portfolio)) for the year ended December 31, 1996, included in AIMCO's Current Report on Form 8-K, dated October 15, 1997, have been audited by Deloitte & Touche LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for AIMCO by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California and for the Underwriters by Davis Polk & Wardwell, New York, New York. The legality of the Class A Common Stock offered hereby will be passed upon for AIMCO by Piper & Marbury L.L.P., Baltimore, Maryland. Skadden, Arps, Slate, Meagher & Flom LLP and Davis Polk & Wardwell will rely on Piper & Marbury L.L.P. as to certain matters of Maryland law. Certain present and former partners of Davis Polk & Wardwell hold OP Units that were obtained in exchange for the transfer of certain real estate interests to the Operating Partnership in connection with AIMCO's IPO.

PROSPECTUS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY

                                 $1,000,000,000
                                DEBT SECURITIES
                                PREFERRED STOCK
                              CLASS A COMMON STOCK
                                    WARRANTS

    Apartment Investment and Management Company (the "Company") may offer from time to time (i) senior, senior subordinated or subordinated debt securities (the "Debt Securities") consisting of debentures, notes and/or other unsecured evidences of indebtedness, (ii) shares of preferred stock, par value $.01 per share (the "Preferred Stock"), (iii) shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and (iv) warrants to purchase Debt Securities, Preferred Stock or Class A Common Stock, as shall be designated by the Company at the time of the offering (the "Warrants"). The Debt Securities, the Preferred Stock, the Class A Common Stock and the Warrants are collectively referred to as the "Securities" and will have an aggregate initial offering price of up to $1,000,000,000. The Securities may be offered separately or together (in any combination) and as separate series, in any case, in amounts, at prices and on terms to be determined at the time of sale.

    The form in which the Securities are to be issued, and the terms of such Securities, including without limitation, their specific designation, aggregate principal amount or aggregate initial offering price, maturity, if any, rate and times of payment of interest or dividends, if any, redemption, conversion, exchange and sinking fund terms, if any, voting or other rights, if any, exercise price and detachability, if any, and other specific terms will be set forth in a Prospectus Supplement (the "Prospectus Supplement"), together with the terms of offering of such Securities. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities. The Prospectus Supplement will also contain information, as applicable, about certain material United States Federal income tax considerations relating to the particular Securities offered thereby. The Prospectus Supplement will also contain information, where applicable, as to any listing on a national securities exchange of the Securities covered by such Prospectus Supplement.

    The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Securities.

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" SET FORTH IN THE APPLICABLE PROSPECTUS SUPPLEMENT.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                  May 22, 1997

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY OR BY ANY PROSPECTUS SUPPLEMENT OR OTHER SECURITIES OF THE COMPANY. SUCH TRANSACTIONS MAY BE EFFECTED THROUGH THE NEW YORK STOCK EXCHANGE OR OTHERWISE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION" INCLUDED ELSEWHERE HEREIN AND IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, previously filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-13232), are incorporated herein by reference:

        (i) Annual Report on Form 10-K for the year ended December 31, 1996;

        (ii) Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1996;

       (iii) Current Reports on Form 8-K dated December 19, 1996, February 19, 1997, April 16, 1997 and May 5, 1997 (and all amendments thereto); and

       (iv) the description of the Class A Common Stock which is contained in a Registration Statement on Form 8-A (File No. 1-13232) filed July 19, 1994, including any amendment or reports filed for the purpose of updating such description.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

    Copies of all documents which are incorporated herein by reference (other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference herein), will be provided without charge to any person to whom this Prospectus has been delivered, upon request. Requests for such copies should be directed to Apartment Investment and Management Company, 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, Attention: Corporate Secretary, telephone number (303) 757-8101.
                            ------------------------

    No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus or any Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter or agent. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information herein or therein is correct as of any time subsequent to their respective dates.

                                  THE COMPANY

    Apartment Investment and Management Company, a Maryland corporation (together with its subsidiaries and other controlled entities, the "Company"), is a self-administered and self-managed real estate investment trust (a "REIT") engaged in the ownership, acquisition, development, expansion and management of multifamily apartment properties. AIMCO Properties, L.P., a Delaware limited partnership (the "Operating Partnership"), and its subsidiaries conduct substantially all of the operations of the Company. As of March 31, 1997, the Company held approximately an 86.0% interest in the Operating Partnership. Through its controlling interests in the Operating Partnership and other limited partnerships and limited liability companies (collectively, the "Subsidiary Partnerships"), the Company owns or controls multifamily apartment properties (the "Owned Properties") and manages other multifamily apartment properties (the "Managed Properties").

    As of March 31, 1997, the Company had 94 Owned Properties containing 23,764 units and 131 Managed Properties, including 17,731 apartment units managed for third parties and affiliates. The Company's third-party property and asset management business is principally conducted by Property Asset Management Services, L.P., a Delaware limited partnership ("PAMS LP"). The Operating Partnership owns a 1% interest in, and is the general partner of, PAMS LP. The sole limited partner of PAMS LP is Property Asset Management Services, Inc., a Delaware corporation ("PAMS Inc." and, together with PAMS LP, the "Management Subsidiaries"), which owns a 99% interest in PAMS LP.

    The Owned Properties are located in the Sunbelt regions of the United States. The distribution of the Owned Properties reflects the Company's focus on growth markets and its belief that geographic diversification will help to insulate the portfolio from regional and economic fluctuations. The Company also seeks to create concentrations of properties within each of its markets in order to achieve economies of scale in management and operation.

    In April 1997, the Company entered into agreements to acquire NHP Incorporated, a Delaware corporation ("NHP"). NHP provides a broad array of real estate services nationwide including property management, and asset management, as well as a group of related services including equity investments, purchasing, risk management and home health care. According to 1995 year-end data published by the National Multi Housing Council and April 1994 data published by the United States Department of Housing and Urban Development, NHP is the nation's second largest property manager of multifamily properties, based on the number of units managed. As of December 31, 1996, NHP's management portfolio includes 457 affordable properties and 260 conventional properties containing 58,504 affordable units and 74,540 conventional units located in 38 states, the District of Columbia and Puerto Rico.

    The Company is also continuing to negotiate the terms of a definitive agreement with Demeter Holdings Corporation, a Massachusetts corporation, and Capricorn Investors, L.P., a Delaware limited partnership, Phemus Corporation, a Massachusetts corporation and an affiliate of Demeter, and J. Roderick Heller, III, relating to the acquisition of certain entities formerly owned by NHP that own direct and indirect interests in partnerships that own conventional and affordable multifamily apartment properties managed primarily by NHP, along with a captive insurance subsidiary and certain related assets (collectively, the "NHP Real Estate Companies"). The proposed acquisitions of NHP and the NHP Real Estate Companies are subject to a number of contingencies, including, in some cases, obtaining approvals of governmental authorities (including HUD), shareholders of the Company and NHP, and other third parties. Accordingly, there can be no assurance that either of such transactions will be completed. If completed, the NHP Acquisition is subject to a number of risks.

    The Company's headquarters are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222 and its telephone number is (303) 757-8101.

                                USE OF PROCEEDS

    Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for working capital and general corporate purposes, which may include the repayment of outstanding indebtedness, the financing of future acquisitions (which may include real properties, interests therein or real estate-related securities) and the improvement of the Owned Properties. Pending the use thereof, the Company intends to invest any net proceeds in short-term, interest-bearing securities. The Company will not receive any proceeds from the registered resale of any Securities pursuant to this Prospectus.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The Company's ratio of earnings to fixed charges for the quarters ended March 31, 1997 and March 31, 1996 was 1.5:1 and 1.5:1 respectively and for the years ended December 31, 1996 and December 31, 1995 and the period from January 10, 1994 (the date of formation) to December 31, 1994 was 1.6:1, 2.1:1 and 5.8:1, respectively. Prior to the completion of the initial public offering (the "Initial Offering"), the ratio of earnings to fixed charges of the AIMCO Predecessors for the years ended December 31, 1993 and 1992 was 1.2:1 and 1.0:1, respectively. The earnings of the AIMCO Predecessors for the period from January 1, 1994 to July 28, 1994 were inadequate to cover fixed charges by $1,463,000.

    The Company's ratio of earnings to combined fixed charges and preferred stock dividends for the quarters ended March 31, 1997 and March 31, 1996 was 1.5:1 and 1.5:1 respectively and for the years ended December 31, 1996 and December 31, 1995 and the period from January 10, 1994 to December 31, 1994 was 1.6:1, 1.5:1 and 2.0:1, respectively. The AIMCO Predecessors did not have any shares of Preferred Stock outstanding during the period from January 1, 1992 through July 28, 1994.

    The ratio of earnings to fixed charges for the Company was computed by dividing earnings by fixed charges. For this purpose, "earnings" consists of income before minority interest plus fixed charges (other than any interest which has been capitalized); and "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized.

    The ratio of earnings to combined fixed charges and preferred stock dividends for the Company was computed by dividing earnings by the total of fixed charges and preferred stock dividends. For this purpose, "earnings" consists of income before minority interest plus fixed charges (other than any interest which has been capitalized); "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized; and "preferred stock dividends" consists of the amount of pre-tax earnings that would be required to cover preferred stock dividend requirements.

    The ratio of earnings to fixed charges for the AIMCO Predecessors was computed by dividing earnings by fixed charges. For this purpose, "earnings" consists of income (loss) before extraordinary items and income taxes plus fixed charges; and "fixed charges" consists of interest expense (including amortization of loan costs). No preferred stock was issued by the AIMCO Predecessors.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

    The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

    The Debt Securities may be issued, from time to time, in one or more series, and will constitute either senior Debt Securities ("Senior Debt Securities"), senior subordinated Debt Securities ("Senior Subordinated Debt Securities") or subordinated Debt Securities ("Subordinated Debt Securities"). Senior Debt Securities may be issued under an Indenture (the "Senior Debt Securities Indenture") to be entered into between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Senior Debt Securities Trustee"). The Senior Subordinated Debt Securities may be issued from time to time under an Indenture (the "Senior Subordinated Debt Securities Indenture") to be entered into between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Senior Subordinated Debt Securities Trustee"). The Subordinated Debt Securities may be issued from time to time under an Indenture (the "Subordinated Debt Securities Indenture") to be entered into between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Subordinated Debt Securities Trustee").

    The Senior Debt Securities Indenture, the Senior Subordinated Debt Securities Indenture, and the Subordinated Debt Securities Indenture are referred to herein individually as an "Indenture" and, collectively, as the "Indentures." The Senior Debt Securities Trustee, the Senior Subordinated Debt Securities Trustee and the Subordinated Debt Securities Trustee are referred to herein individually as a "Trustee" and collectively as the "Trustees." Forms of the Indentures are filed as exhibits to the Registration Statement of which this Prospectus is a part. The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). Capitalized terms used in this section which are not otherwise defined in this Prospectus shall have the meanings set forth in the Indenture to which they relate. The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the anticipated provisions of the Debt Securities and the Indentures, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures and the Debt Securities, including the definitions therein of certain terms.

    The Debt Securities will be direct, unsecured obligations of the Company. The Indentures do not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series. Under the Indentures, the Company will have the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, without the consent of the holders of previously issued series of Debt Securities, in an aggregate principal amount determined by the Company.

    The applicable Prospectus Supplement or Prospectus Supplements relating to any Senior Subordinated Debt Securities or Subordinated Debt Securities will set forth the aggregate amount of outstanding indebtedness, as of the most recent practicable date, that by the terms of such Debt Securities would be senior to such Debt Securities and any limitation on the issuance of additional senior indebtedness.

    Debt Securities may be issued and sold at a discount below their principal amount ("Discount Securities"). Special United States Federal income tax considerations applicable to Debt Securities issued with original issue discount, including Discount Securities, will be described in more detail in any applicable Prospectus Supplement. Even if Debt Securities are not issued at a discount below their principal amount, such Debt Securities may, for United States Federal income tax purposes, be deemed to have been issued with "original issue discount" ("OID") because of certain interest payment characteristics. In addition, special United States Federal tax considerations or other restrictions or terms applicable to any Debt Securities offered exclusively to United States Aliens or denominated in a currency other than United States dollars will be set forth in a Prospectus Supplement relating thereto.

    The applicable Prospectus Supplement or Prospectus Supplements will describe, among other things, the following terms of the Debt Securities offered thereby (the "Offered Debt Securities"): (i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) whether the Offered Debt Securities may be represented initially by a

Debt Security in temporary or permanent global form, and if so, the initial Depositary with respect to such temporary or permanent global Debt Security and whether and the circumstances under which beneficial owners of interests in any such temporary or permanent global Debt Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination; (iv) the price or prices at which the Offered Debt Securities will be issued; (v) the date or dates on which the principal of the Offered Debt Securities is payable or the method of determination thereof; (vi) the place or places where and the manner in which the principal of and premium, if any, and interest, if any, on such Offered Debt Securities will be payable and the place or places where such Offered Debt Securities may be presented for transfer and, if applicable, conversion or exchange; (vii) the rate or rates at which the Offered Debt Securities will bear interest, or the method of calculating such rate or rates, if any, and the date or dates from which such interest, if any, will accrue; (viii) the dates (the "Interest Payment Dates"), if any, on which any interest on the Offered Debt Securities will be payable, and the regular record date (the "Regular Record Date") for any interest payable on any Offered Debt Securities; (ix) the right or obligation, if any, of the Company to redeem or purchase Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, the conditions, if any, giving rise to such right or obligation, and the period or periods within which, and the price or prices at which and the terms and conditions upon which Debt Securities of the series shall be redeemed or purchased, in whole or part, and any provisions for the remarketing of such Debt Securities; (x) whether such Offered Debt Securities are convertible or exchangeable into other debt or equity securities of the Company, and, if so, the terms and conditions upon which such conversion or exchange will be effected including the initial conversion or exchange price or rate and any adjustments thereto, the conversion or exchange period and other conversion or exchange provisions; (xi) any terms applicable to such Offered Debt Securities issued at original issue discount below their stated principal amount, including the issue price thereof and the rate or rates at which such original issue discount will accrue; (xii) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which will be payable upon declaration or acceleration of the maturity thereof pursuant to an Event of Default; (xiii) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Offered Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; (xiv) any special United States Federal income tax considerations applicable to the Offered Debt Securities; and (xv) any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indenture. The applicable Prospectus Supplement will also describe the following terms of any series of Senior Subordinated Debt Securities or Subordinated Debt Securities offered hereby in respect of which this Prospectus is being delivered: (a) the rights, if any, to defer payments of interest on the Senior Subordinated Debt Securities or Subordinated Debt Securities of such series by extending the interest payment period, and the duration of such extensions, and
(b) the subordination terms of the Senior Subordinated Debt Securities or Subordinated Debt Securities of such series. The foregoing is not intended to be an exclusive list of the terms that may be applicable to any Offered Debt Securities and shall not limit in any respect the ability of the Company to issue Debt Securities with terms different from or in addition to those described above or elsewhere in this Prospectus provided that such terms are not inconsistent with the applicable Indenture. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities.

    Since the operations of the Company are currently conducted principally through subsidiaries, the Company's cash flow and its consequent ability to service debt, including the Debt Securities, are dependent, in large part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

    The Debt Securities of a series may be issued solely as registered Debt Securities. Debt Securities of a series may be issuable in whole or in part in the form of one or more global Debt Securities, as described below under "Global Debt Securities." Unless otherwise indicated in an applicable Prospectus Supplement, Debt Securities will be issuable in denominations of $1,000 and integral multiples thereof. Debt Securities of any series will be exchangeable for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor.

    Debt Securities may be presented for exchange as provided above and, unless otherwise indicated in an applicable Prospectus Supplement, may be presented for registration of transfer, at the office or agency of the Company designated as registrar or co-registrar with respect to such series of Debt Securities, without service charge and upon payment of any taxes, assessments or other governmental charges as described in the Indenture. Such transfer or exchange will be effected on the books of the registrar or any other transfer agent appointed by the Company upon such registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company intends to initially appoint the Trustee for the Offered Debt Securities as the registrar for such Offered Debt Securities and the name of any different or additional registrar designated by the Company with respect to the Offered Debt Securities will be included in the Prospectus Supplement relating thereto. If a Prospectus Supplement refers to any transfer agents (in addition to the registrar) designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in the Borough of Manhattan, The City of New York. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

    In the event of any partial redemption of Debt Securities of any series, the Company will not be required to (i) issue, register the transfer of or exchange Debt Securities of that series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of, and interest, if any, on, Debt Securities will be made at the office of such paying agent or paying agents as the Company may designate from time to time, except that, at the option of the Company, payment of principal or interest may be made by check or by wire transfer to an account maintained by the payee. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Debt Securities will be made to the person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest.

    Unless otherwise indicated in an applicable Prospectus Supplement, the Trustee for the Offered Debt Securities will be designated as the Company's sole paying agent for payments with respect to the Offered Debt Securities. Any other paying agents initially designated by the Company for the Offered Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that the Company will be required to maintain a paying agent in the Borough of Manhattan, The City of New York.

    All moneys paid by the Company to a paying agent for the payment of principal of, or interest, if any, on, any Debt Security which remains unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

GLOBAL DEBT SECURITIES

    The Debt Securities of a series may be issued in whole or in part in global form. A Debt Security in global form will be deposited with, or on behalf of, a depositary, which will be identified in the applicable Prospectus Supplement. A global Debt Security may be issued only in registered form and in either temporary or permanent form. A Debt Security in global form may not be transferred except as a whole to the depositary for such Debt Security or to a nominee or successor of such depositary. If any Debt Securities of a series are issuable in global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such global Debt Security may exchange such interests for definitive Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of and interest, if any, on any such global Debt Security and the specific terms of the depositary arrangement with respect to any such global Debt Security.

MERGERS AND SALES OF ASSETS

    The Company may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless, among other things, (i) the resulting, surviving or transferee person (if other than the Company) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes all obligations of the Company under the Debt Securities and the Indenture, and (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred or be continuing under the Indenture. Upon the assumption of the Company's obligations by a person to whom such properties or assets are conveyed, transferred or leased, subject to certain exceptions, the Company shall be discharged from all obligations under the Debt Securities and the Indenture.

EVENTS OF DEFAULT

    Each Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, with respect to each series of the Debt Securities outstanding thereunder individually, the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of such series may declare the principal amount (or, if any of the Debt Securities of such series are Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) of the Debt Securities of such series to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may rescind such a declaration.

    Under each Indenture, an Event of Default is defined as, with respect to each series of Debt Securities outstanding thereunder individually, any of the following: (i) default in payment of the principal of any Debt Securities of such series; (ii) default in payment of any interest on any Debt Securities of such series when due, continuing for 30 days (or 60 days, in the case of Senior Subordinated Debt Securities or Subordinated Debt Securities); (iii) default by the Company in compliance with its other agreements in the Debt Securities of such series or the Indenture relating to the Debt Securities of such series upon the receipt by the Company of notice of such default given by the Trustee for such Debt Securities or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series and the Company's failure to cure such default within 60 days after receipt by the Company of such notice; (iv) certain events of bankruptcy or insolvency; and (v) any other Event of Default set forth in an applicable Prospectus Supplement with respect to the Debt Securities of such series.

    The Trustee shall give notice to holders of the Debt Securities of any continuing default known to the Trustee within 90 days after the occurrence thereof; PROVIDED, that the Trustee may withhold such notice, as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the holders.

    The holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series; PROVIDED that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. With respect to each series of Debt Securities, no holder will have any right to pursue any remedy with respect to the Indenture or such Debt Securities, unless
(i) such holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of such series;
(ii) the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series shall have made a written request to the Trustee to pursue such remedy; (iii) such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee; (iv) the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within such 60-day period.

    Notwithstanding the foregoing, the right of any holder of any Debt Securities to receive payment of the principal of and interest in respect of such Debt Securities on the date specified in such Debt Securities as the fixed date on which an amount equal to the principal of such Debt Securities or an installment of principal thereof or interest thereon is due and payable (the "Stated Maturity" or "Stated Maturities") or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder's consent. The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive an existing default with respect to such series and its consequences, other than
(i) any default in any payment of the principal of, or interest on, any Debt Securities of such series or (ii) any default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the holder of each of the outstanding Debt Securities of such series affected as described in "Modification and Waiver," below.

    Each Indenture provides that the Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company an officers' certificate stating whether or not the signers know of any default that occurred during such period.

MODIFICATION AND WAIVER

    The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the Debt Securities (i) to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the Debt Securities of any series or to surrender any right or power conferred in the Indenture upon the Company; (ii) to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the Debt Securities; (iii) to establish the form or terms of Debt Securities of any series as permitted by the Indenture; (iv) to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee; (v) to cure any ambiguity, defect or inconsistency; (vi) to add to, change or eliminate any provisions (which addition, change or elimination may apply to one or more series of Debt Securities), PROVIDED that any such addition, change or elimination does not (a) apply to any Debt Securities of any series created prior to the execution of such supplemental indenture that is entitled to the benefit of such provision or (b) modify the rights of the holder of any such Debt Securities with respect to such provision; (vii) to secure the Debt Securities; or (viii) to make any other change that does not adversely affect the rights of any holder of Debt Securities.

    Each Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by such supplemental indenture, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to such series of Debt Securities or modify in any manner the rights of the holders of the Debt Securities of such series; PROVIDED that no such supplemental indenture will, without the consent of the holder of each such outstanding Debt Security affected thereby (i) change the stated maturity of the principal of, or any installment of principal or interest on, any such Debt Security or any premium payable upon redemption or repurchase thereof, or reduce the amount of principal of any Debt Security that is a Discount Security and that would be due and payable upon declaration of acceleration of maturity thereof; (ii) reduce the principal amount of, or the rate of interest on, any such Debt Security; (iii) change the place or currency of payment of principal or interest, if any, on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of holders of Debt Securities of any series necessary to modify or amend the Indenture for such Debt Securities; (vi) modify the foregoing requirements or reduce the percentage in principal amount of outstanding Debt Securities of any series necessary to waive any covenant or past default; or (vii) in the case of Senior Subordinated Debt Securities or Subordinated Debt Securities, amend or modify any of the provisions of such Indenture relating to subordination of the Debt Securities in any manner adverse to the holders of such Debt Securities. Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive certain past defaults and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the Debt Securities of such series.

DISCHARGE AND DEFEASANCE

    Unless otherwise indicated in an applicable Prospectus Supplement, each Indenture provides that the Company may satisfy and discharge obligations thereunder with respect to the Debt Securities of any series by delivering to the Trustee for cancellation all outstanding Debt Securities of such series or depositing with the Trustee, after such outstanding Debt Securities have become due and payable, cash sufficient to pay at Stated Maturity all of the outstanding Debt Securities of such series and paying all other sums payable under the Indenture with respect to such series.

    In addition, unless otherwise indicated in an applicable Prospectus Supplement, each Indenture provides that: the Company (a) shall be discharged from its obligations in respect of the Debt Securities of such series ("defeasance and discharge"), or (b) may cease to comply with certain restrictive covenants ("covenant defeasance"), including those described under "Mergers and Sales of Assets," and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, in each case, at any time prior to the Stated Maturity or redemption thereof, when the Company has irrevocably deposited with the Trustee, in trust, (i) sufficient funds to pay the principal of and interest to Stated Maturity (or redemption) on, the Debt Securities of such series, or (ii) such amount of direct obligations of, or obligations the principal of (and premium, if any) and interest on which are fully guaranteed by, the government of the United States and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of (and premium, if any) and interest to Stated Maturity (or redemption) on, the Debt Securities of such series. Upon such defeasance and discharge, the holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities of such series and replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment.

THE TRUSTEES

    The Senior Debt Securities Trustee, the Senior Subordinated Debt Securities Trustee and the Subordinated Debt Securities Trustee will be named in the applicable Prospectus Supplement. Each Trustee will be permitted to engage in other transactions with the Company and each of its subsidiaries; HOWEVER, if a Trustee acquires any conflicting interest, it must eliminate such conflict or resign.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

    The Company may issue, from time to time, shares of one or more series or classes of Preferred Stock. The following description sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The particular terms of any series of Preferred Stock and the extent, if any, to which such general provisions may apply to the series of Preferred Stock so offered will be described in the Prospectus Supplement relating to such Preferred Stock. The following summary of certain provisions of the Preferred Stock do not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Company's Charter (the "Charter") relating to a specific series of the Preferred Stock, which will be in the form filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of Preferred Stock.

    Under the Charter, the Company has the authority to issue up to 10,000,000 shares of Preferred Stock. The Board of Directors of the Company is authorized to issue shares of Preferred Stock, in one or more classes or subclasses, and may classify or reclassify any unissued shares of Preferred Stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of Preferred Stock including, but not limited to, ownership restrictions consistent with the Ownership Limit (defined below) with respect to each class or subclass of Preferred Stock, and the number of shares constituting each class or subclass, and to increase or decrease the number of shares of any such class or subclass, to the extent permitted by the Maryland General Corporation Law (the "MGCL").

    The Board of Directors of the Company shall be authorized to determine for each series of Preferred Stock, and the Prospectus Supplement shall set forth with respect to such series: (i) the designation of such shares and the number of shares that constitute such series, (ii) the dividend rate (or the method of calculation thereof), if any, on the shares of such series and the priority as to payment of dividends with respect to other classes or series of capital stock of the Company, (iii) the dividend periods (or the method of calculation thereof), (iv) the voting rights of the shares, (v) the liquidation preference and the priority as to payment of such liquidation preference with respect to other classes or series of capital stock of the Company and any other rights of the shares of such series upon any liquidation or winding-up of the Company,
(vi) whether or not and on what terms the shares of such series will be subject to redemption or repurchase at the option of the Company, (vii) whether and on what terms the shares of such series will be convertible into or exchangeable for other debt or equity securities of the Company, (viii) whether the shares of such series of Preferred Stock will be listed on a securities exchange, (x) any special United States Federal income tax considerations applicable to such series, and (ix) the other rights and privileges and any qualifications, limitations or restrictions of such rights or privileges of such series not inconsistent with the Charter and the MGCL.

DIVIDENDS

    Holders of shares of Preferred Stock shall be entitled to receive, when and as declared by the applicable Board of Directors out of funds of the Company legally available therefor, an annual cash dividend payable at such dates and at such rates, if any, per share per annum as set forth in the applicable Prospectus Supplement.

    Unless otherwise set forth in the applicable Prospectus Supplement, each series of Preferred Stock will rank junior as to dividends to any Preferred Stock that may be issued in the future that is expressly senior as to dividends to the Preferred Stock. If at any time the Company has failed to pay accrued dividends on any such senior shares at the time such dividends are payable, the Company may not pay any dividend on the Preferred Stock or redeem or otherwise repurchase shares of Preferred Stock until such accumulated but unpaid dividends on such senior shares have been paid or set aside for payment in full by the Company.

    Unless otherwise set forth in the applicable Prospectus Supplement, no dividends (other than in common stock or other capital stock ranking junior to the Preferred Stock of any series as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made upon the common stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends, nor shall any common stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period; PROVIDED, HOWEVER, that any monies theretofore deposited in any sinking fund with respect to any preferred stock in compliance with the provisions of such sinking fund may thereafter be applied to the purchase or redemption of such preferred stock in accordance with the terms of such sinking fund, regardless of whether at the time of such application full cumulative dividends upon shares of the Preferred Stock outstanding on the last dividend payment date shall have been paid or declared and set apart for payment; and provided, further, that any such junior or parity preferred stock or common stock may be converted into or exchanged for stock of the Company ranking junior to the Preferred Stock as to dividends.

    The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

CONVERTIBILITY

    No series of Preferred Stock will be convertible into, or exchangeable for, other securities or property except as set forth in the applicable Prospectus Supplement, which will set forth the terms and conditions upon which such conversion or exchange may be effected, including the initial conversion or exchange rate and any adjustments thereto, the conversion or exchange period and any other conversion or exchange provisions.

REDEMPTION AND SINKING FUND

    No series of Preferred Stock will be redeemable or be entitled to receive the benefit of a sinking fund except as set forth in the applicable Prospectus Supplement, which will set forth the terms and conditions therof, including the dates and redemption prices of any such redemption, any conditions thereto, and any other redemption or sinking fund provisions.

LIQUIDATION RIGHTS

    Unless otherwise set forth in the applicable Prospectus Supplement, in the event of any liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock are entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of: (i) any other shares of preferred stock ranking junior to such series of Preferred Stock as to rights upon liquidation, dissolution or winding up; and (ii) shares of common stock, liquidating distributions per share in the amount of the liquidation preference specified in the applicable Prospectus Supplement for such series of Preferred Stock plus any dividends accrued and accumulated but unpaid to the date of final distribution; but the holders of each series of Preferred Stock will not be entitled to receive the liquidating distribution of, plus such dividends on, such shares until the liquidation preference of any shares of the Company's capital stock ranking senior to such series of the Preferred Stock as to the rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. If upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock, and any other Preferred Stock ranking as to any such distribution on a parity with the Preferred Stock are not paid in full, the holders of the preferred stock and such other parity preferred stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount to which they are entitled. Unless otherwise specified in a Prospectus Supplement for a series of Preferred Stock, after payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation or merger of the Company with another corporation nor a sale of securities shall be considered a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

    Holders of Preferred Stock will not have any voting right except as set forth below or in the applicable Prospectus Supplement or as otherwise from time to time required by law. Whenever dividends on any applicable series of Preferred Stock or any other class or series of stock ranking on a parity with the applicable series of Preferred Stock with respect to the payment of dividends shall be in arrears for the equivalent of six quarterly dividend periods, whether or not consecutive, the holders of shares of such series of Preferred Stock (voting separately as a class with all other series of Preferred Stock then entitled to such voting rights) will be entitled to vote for the election of two of the authorized number of directors of the Company at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on such series of Preferred Stock shall have been fully paid or set apart for payment. The term of office of all directors elected by the holders of such Preferred Stock shall terminate immediately upon the termination of the right of the holders of such Preferred Stock to vote for directors. Unless otherwise set forth in the applicable Prospectus Supplement, holders of shares of Preferred Stock will have one vote for each share held.

    So long as any shares of any series of Preferred Stock remain outstanding, the Company shall not, without the consent of holders of at least two-thirds of the shares of such series of Preferred Stock outstanding at the time, voting separately as a class with all other series of Preferred Stock of the Company upon which like voting rights have been conferred and are exercisable, (i) issue or increase the authorized amount of any class or series of stock ranking prior to the outstanding Preferred Stock as to dividends or upon liquidation or (ii) amend, alter or repeal the provisions of the Company's Charter relating to such series of Preferred Stock, whether by merger, consolidation or otherwise, so as to materially adversely affect any power, preference or special right of such series of Preferred Stock or the holders thereof; PROVIDED, HOWEVER, that any increase in the amount of the authorized common stock or authorized preferred stock or any increase or decrease in the number of shares of any series of preferred stock or the creation and issuance of other series of common stock or preferred stock ranking on a parity with or junior to Preferred Stock as to dividends and upon liquidation, dissolution or winding up shall not be deemed to materially adversely affect such powers, preferences or special rights.

MISCELLANEOUS

    The holders of Preferred Stock will have no preemptive rights. The Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Shares of Preferred Stock redeemed or otherwise reacquired by the Company shall resume the status of authorized and unissued shares of Preferred Stock undesignated as to series, and shall be available for subsequent issuance. There are no restrictions on repurchase or redemption of the Preferred Stock while there is any arrearage on sinking fund installments except as may be set forth in an applicable Prospectus Supplement. Payment of dividends on, and the redemption or repurchase of, any series of Preferred Stock may be restricted by loan agreements, indentures and other agreements entered into by the Company. The accompanying Prospectus Supplement will describe any material contractual restrictions on such dividend payments.

NO OTHER RIGHTS

    The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement or the Charter or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for each series of Preferred Stock will be designated in the applicable Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    The Charter authorizes the issuance of up to 150,000,000 shares of Class A Common Stock with a par value of $.01 per share. As of March 31, 1997, there were 17,587,036 shares of Class A Common Stock issued and outstanding. Subsequent to that date, the Company issued an aggregate of 2,300,000 shares of Class A Common Stock in separate public offerings. In addition, at such date, the Company had entered into agreements to acquire NHP which, if completed, would result in the issuance of up to 7,570,000 additional shares of Class A Common Stock. In addition, up to 150,000, 500,000 and 500,000 shares of Class A Common Stock have been reserved for issuance under the Company's 1994 Stock Option Plan (the "1994 Plan"), the 1996 Stock Award and Incentive Plan (the "1996 Plan") and the Non-Qualified Employee Stock Option Plan (the "Non-Qualified Plan"), respectively. The 1997 Stock Award and Incentive Plan (the "1997 Plan") covers 10% of the shares of the Company's Common Stock outstanding as of the first day of the fisal year during which any award is made but in no event more than 20,000,000 shares of Common Stock. The Class A Common Stock is traded on the NYSE under the symbol "AIV." ChaseMellon Shareholder Services, L.L.C. serves as transfer agent and registrar of the Class A Common Stock. In addition, the Charter originally authorized 750,000 shares of Class B Common Stock with a par value of $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), which number of authorized shares is subject to automatic reduction by the number of shares of Class B Common Stock that have been converted into Class A Common Stock. As of March 31, 1997, 325,000 shares of Class B Common Stock had been so converted, leaving a total of 425,000 shares of Class B Common Stock authorized. (See "-- Class B Common Stock" below.)

    Holders of the Class A Common Stock are entitled to receive dividends, when and as declared by the Board of Directors, out of funds legally available therefor. The holders of shares of Class A Common Stock, upon any liquidation, dissolution or winding-up of the Company, are entitled to receive ratably any assets remaining after payment in full of all liabilities of the Company and the liquidation preferences of preferred stock. The shares of Class A Common Stock possess ordinary voting rights for the election of Directors and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of shares of Class A Common Stock do not have cumulative voting rights in the election of Directors, which means that holders of more than 50% of the shares of Class A Common Stock voting for the election of Directors can elect all of the Directors if they choose to do so and the holders of the remaining shares cannot elect any Directors. Holders of shares of Class A Common Stock do not have preemptive rights, which means they have no right to acquire any additional shares of Class A Common Stock that may be issued by the Company at a subsequent date.

RESTRICTIONS ON TRANSFER

    For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year and the shares of common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (see "Certain Federal Income Tax Considerations -- Taxation of the Company -- Income Tests"). Because the Board of Directors believes that it is essential for the Company to continue to qualify as a REIT, the Board of Directors has adopted, and the shareholders have approved, provisions of the Company's Charter restricting the acquisition of shares of Common Stock.

    Subject to certain exceptions specified in the Company's Charter, no holder may own, or be deemed to own by virtue of various attribution and constructive ownership provisions of the Code and Rule 13d-3 under the Exchange Act, more than 8.7% (or 15% in the case of certain pension trusts described in the Code, investment companies registered under the Investment Company Act of 1940 and Mr. Considine) of the outstanding shares of Common Stock (the "Ownership Limit"). The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. However, in no event may such holder's direct or indirect ownership of Common Stock exceed 9.8% of the total outstanding shares of Common Stock. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT and a resolution terminating the Company's status as a REIT and amending the Company's Charter to remove the foregoing restrictions is duly adopted by the Board of Directors and a majority of the Company's shareholders. If shares of Common Stock in excess of the Ownership Limit, or shares of Common Stock which would cause the REIT to be beneficially owned by less than 100 persons, or which would result in the Company being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in the Company failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to the stock. Shares of Common Stock transferred in excess of the Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by the Company. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of stock held in such trust are purchasable by the Company for a 90-day period at a price equal to the lesser of the price paid for the stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the stock on the date that the Company determines to purchase the stock. The 90-day period commences on the date of the violation transfer or the date that the Board of Directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Common Stock bear a legend referring to the restrictions described above.

    All persons who own, directly or by virtue of the attribution provisions of the Code and Rule 13d-3 under the Exchange Act, more than a specified percentage of the outstanding shares of Common Stock must file an affidavit with the Company containing the information specified in the Company's Charter within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

    The ownership limitations may have the effect of precluding acquisition of control of the Company by certain third parties unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

CLASS B COMMON STOCK

    The Class B Common Stock does not have voting or dividend rights and, unless converted into Class A Common Stock, as described below, is subject to repurchase by the Company as described below. As of December 31 of each of the years 1994 through 1998 (each, a "Year-End Testing Date"), a number of the shares of Class B Common Stock outstanding as of such date (the "Eligible Class B Shares") become eligible for automatic conversion (subject to the Ownership Limit) into an equal number of shares of Class A Common Stock (subject to adjustment upon the occurrence of certain events in respect of the Class A Common Stock, including stock dividends, subdivisions, combinations and reclassifications). Once converted or forfeited, the Class B Common Stock may not be reissued by the Company.

    The Eligible Class B Shares convert to Class A Common Stock if (i) the Company's Funds from Operations Per Share (as defined below) reaches certain annual and cumulative growth targets and (ii) the average market price for a share of Class A Common Stock for a 90-calendar day period beginning on any day on or after the October 1 immediately preceding the relevant Year-End Testing Date equals or exceeds a specified target price. "Funds from Operations Per Share" or "FFO Per Share" means, for any period, (i) net income (loss), computed in accordance with generally accepted accounting principles, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, less any preferred stock dividend payments, divided by (ii) the sum of
(a) the number of shares of the Class A Common Stock outstanding on the last day of such period (excluding any shares of the Class A Common Stock into which shares of the Class B Common Stock shall have been converted as a result of the conversion of shares of the Class B Common Stock on the last day of such period) and (b) the number of shares of the Class A Common Stock issuable to acquire units of limited partnership that (x) may be tendered for redemption in any limited partnership in which the Company serves as general partner and (y) are outstanding on the last day of such period.

    Set forth below for each of the remaining Year-End Testing Dates is (i) the number of shares of Class B Common Stock that become Eligible Class B Shares as of such date, (ii) the annual FFO Per Share growth target (as a percentage increase in FFO Per Share from the prior year), (iii) the cumulative FFO Per Share growth target (in FFO Per Share) and (iv) the average market price target:

                                           ELIGIBLE CLASS                            CUMULATIVE FFO
            YEAR-END TESTING                      B             ANNUAL FFO PER          PER SHARE     AVERAGE MARKET
                  DATE                       SHARES (1)       SHARE GROWTH TARGET     GROWTH TARGET    PRICE TARGET
-----------------------------------------  ---------------  -----------------------  ---------------  --------------
December 31, 1997........................        162,500              8.5%              $   2.544       $   24.307
December 31, 1998........................        162,500              8.5%              $   2.760       $   26.373

------------------------
(1) Assumes that only the shares of Class B Common Stock outstanding as of December 31, 1996 remain outstanding until converted into shares of Class A Common Stock.

    If the annual growth target is not met for a particular Year-End Testing Date, the Eligible Class B Shares for that date may be converted as of a subsequent Year-End Testing Date if all of the targets are met for that subsequent Year-End Testing Date. Any Class B Common Stock that has not been converted into Class A Common Stock following December 31, 1998 will be subject to repurchase by the Company at a price of $0.10 per share. Class B Common Stock is also subject to automatic conversion upon the occurrence of certain events, including a change of control (as defined in the

Company's Charter). The Board of Directors may increase the number of shares which are eligible for conversion as of any Year-End Testing Date and may, under certain circumstances, accelerate the conversion of outstanding Class B Common Stock at such time and in such amount as it may determine appropriate.

BUSINESS COMBINATIONS

    Under the MGCL certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation, voting together as a single voting group, and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other conditions, the corporation's shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. The business combination statute could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

CONTROL SHARE ACQUISITIONS

    The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.

    A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the corporation's board of directors to call a special meeting of shareholders, to be held within 50 days of demand, to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an "acquiring person statement" as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

    The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the corporation's articles of incorporation or bylaws prior to the control share acquisition. The control share acquisition statute could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer.

                            DESCRIPTION OF WARRANTS

GENERAL

    The Company may issue, together with other Securities or separately, warrants for the purchase of Debt Securities, Preferred Stock or Class A Common Stock (the "Warrants"). The Warrants may be issued under a Warrant Agreement (each, a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), as set forth in the applicable Prospectus Supplement relating to any or all Warrants in respect of which this Prospectus is being delivered. The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The Warrant Agreement for each Warrant, including the forms of certificates representing the Warrants ("Warrant Certificates"), will be filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus forms a part at or prior to the time of the issuance of such Warrants.

    The following description sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants to which any Prospectus Supplement may relate and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the applicable Prospectus Supplement. Capitalized terms used in this section which are not otherwise defined in this Prospectus shall have the meanings set forth in the Warrant Agreement and Warrant Certificate. The following summary of certain provisions of the Warrants, Warrant Agreement and Warrant Certificate does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, all the provisions of the Warrant Agreement and Warrant Certificate, including the definitions therein of certain terms.

    Reference is made to the applicable Prospectus Supplement for the terms of Warrants in respect of which this Prospectus is being delivered, the Warrant Agreement relating to such Warrants and the Warrant Certificates representing such Warrants, including the following: (i) the designation, aggregate principal amount and terms of the Debt Securities or the designation and terms of the Preferred Stock, if any, purchasable upon exercise of such Warrants; (ii) the procedures and conditions relating to the exercise of such Warrants; (iii) the designation and terms of any related Securities with which such Warrants are issued and the number of such Warrants issued with each such Security; (iv) the date, if any, on and after which such Warrants and the related Securities will be separately transferable; (v) the offering price of the Warrants, if any; (vi) the principal amount of Debt Securities or the number of shares of Preferred Stock or Common Stock purchasable upon exercise of each Warrant and the price at which such principal amount of Debt Securities or shares of Preferred Stock or Class A Common Stock may be purchased upon such exercise, or the method of determining such number and price; (vii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;
(viii) a discussion of United States Federal income tax considerations applicable to the ownership or exercise of such Warrants; (ix) whether the Warrants represented by the Warrant Certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered;
(x) call provisions of such Warrants, if any; and (xi) any other terms of the Warrants.

    Warrant Certificates will be exchangeable for new Warrant Certificates of different denominations and Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise or to any dividend payments or voting rights that holders of the Preferred Stock or Common Stock purchasable upon such exercise may be entitled to.

    Each Warrant will entitle the holder to purchase for cash such principal amount of Debt Securities, or such number of shares of Preferred Stock or Class A Common Stock, at such exercise price as shall, in each case, be set forth in, or be determinable as set forth in, the applicable Prospectus Supplement relating to the Warrants offered thereby. Unless otherwise specified in the applicable Prospectus Supplement, Warrants may be exercised at any time up to 5:00 p.m. New York City time on the expiration date set forth in the applicable Prospectus Supplement. After 5:00 p.m. New York City time on the expiration date, unexercised Warrants will become void.

    Warrants may be exercised as set forth in the applicable Prospectus Supplement relating to the Warrants. Upon receipt of payment and the Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Agent on any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, forward the Securities purchasable upon such exercise. If less than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of Warrants.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents or dealers. Any such underwriter, agent or dealer involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

    Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to such dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will, in all cases, be subject to the approval of the Company. The terms and conditions of any Contracts will be set forth in any Prospectus Supplement relating to the Securities being offered. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

    Until the distribution of the Securities offered pursuant to any Prospectus Supplement is completed, the Commission's rules may limit the ability of any underwriter participating in such distribution to bid for and purchase the Securities offered thereby and other securities of the Company. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize or maintain the price of such securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such securities. If any such underwriter creates a short position in such securities in connection with the offering, such underwriter may reduce such short position by purchasing securities.

    In general, bids for or purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such bids or purchases.

    Neither the Company nor any underwriter participating in any distribution makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the offered Securities or other securities of the Company. In addition, neither the Company nor any such underwriter makes any representation that such underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Certain of the underwriters, if any, and their affiliates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

    The Securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for any of the Securities.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following summary of material Federal income tax considerations regarding an investment in Securities of the Company is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or, except to the extent discussed under the headings "Taxation of Tax-Exempt Stockholders" and "Taxation of Non-U.S. Stockholders," to certain types of investors (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) that are subject to special treatment under the Federal income tax laws.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SECURITIES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

    GENERAL. The REIT provisions of the Code are highly technical and complex. The following sets forth the material aspects of the provisions of the Code that govern the Federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change which may apply retroactively.

    The Company has elected to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 1994, and the Company intends to continue to operate in such a manner. In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, commencing with the Company's taxable year ending December 31, 1994, the Company was organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation and its actual method of operation since formation, will enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based and conditioned upon certain assumptions and representations made by the Company as to factual matters (including representations of the Company concerning its business and properties as set forth in this Prospectus). The opinion is expressed as of its date and Skadden, Arps, Slate, Meagher & Flom LLP has no obligation to advise holders of Securities of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code as discussed below, the results of which will not be reviewed by Skadden, Arps, Slate, Meagher & Flom LLP. Accordingly, no assurance can be given that the actual results of the Company's operation for any one taxable year will satisfy such requirements. See "-- Failure to Qualify." An opinion of counsel is not binding on the Internal Revenue Service (the "Service"), and no assurance can be given that the Service will not challenge the Company's eligibility for taxation as a REIT.

    If the Company qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income tax on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation. However, the Company will be subject to Federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fourth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. Fifth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subjected to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. In addition, the Company could also be subject to tax in certain situations and on certain transactions not presently contemplated.

    REQUIREMENTS FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for the special Code provisions applicable to REITs;
(4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests described below (including with respect to the nature of its income and assets). The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company's Charter provides for restrictions regarding transfer of its shares, which provisions are intended to assist the Company in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. Such transfer restrictions are described in "Description of Common Stock -- Restrictions on Transfer."

    To monitor the Company's compliance with the share ownership requirements, the Company is required to maintain records regarding the actual ownership of its shares. To do so, the Company must demand written statements each year from the record holders of certain percentages of its stock in which the record holders are to disclose the actual owners of the shares (I.E., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand must be maintained as part of the Company's records. A stockholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.

    In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company satisfies this requirement.

    OWNERSHIP OF PARTNERSHIP INTERESTS. In the case of a REIT that is a partner in a partnership, regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Subsidiary Partnerships will be treated as assets, liabilities and items of income of the Company for purposes of applying the REIT requirements described herein. A summary of the rules governing the Federal income taxation of partnerships and their partners is provided below in "Tax Aspects of the Company's Investments in Partnerships."

    INCOME TESTS. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from "prohibited transactions," i.e., certain sales of property held primarily for sale to customers in the ordinary course of business) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from other dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, short-term gain from the sale or other disposition of stock or securities, gain from certain sales of property held primarily for sale, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must, in the aggregate, represent less than 30% of the Company's gross income for each taxable year.

    Rents received by the Company through the Subsidiary Partnerships will qualify as "rents from real property" in satisfying the gross income requirements described above, only if several conditions are met. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Moreover, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from which the REIT derives no revenue. However, the Company (or its affiliates) are permitted to, and do directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property.

    The Management Subsidiaries will receive management fees and other income. A portion of such fees and other income will accrue to the Company through the Operating Partnership's interest in PAMS LP. Such fee and other income generally will not qualify under the 95% gross income test. The Company also expects to receive distributions indirectly from the Management Subsidiaries through PAMS Inc. that will be classified as dividend income to the extent of the earnings and profits of PAMS Inc. Such distributions will qualify under the 95% gross income test but not under the 75% gross income test.

    If the Company fails to satisfy one or both of the 75% or 95% gross income tests (though not the 30% gross income test) for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in "-- General," even where these relief provisions apply, a tax is imposed with respect to the excess net income.

    ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including its allocable share of real estate assets held by the Subsidiary Partnerships), stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

    The Company indirectly owns interests in the Management Subsidiaries. As set forth above, the ownership of more than 10% of the voting securities of any one issuer by a REIT is prohibited by the asset tests. The Company believes that its indirect ownership interest in PAMS Inc. qualifies under these rules. Skadden, Arps, Slate, Meagher & Flom LLP, in rendering its opinion as to the qualification of the Company as a REIT, has relied on representations of the Company as to the value of the Operating Partnership's total assets and the value of the Operating Partnership's interest in PAMS Inc. No independent appraisals have been obtained to support the Company's conclusions as to the values of the Operating Partnership's interest in PAMS Inc., and this value is subject to change in the future. Accordingly, there can be no assurance that the Service will not contend that the Operating Partnership's ownership interests in the PAMS Inc. disqualifies the Company from treatment as a REIT.

    The Company's indirect interests in the Operating Partnership and other Subsidiary Partnerships are held through wholly owned corporate subsidiaries of the Company organized and operated as "qualified REIT subsidiaries" within the meaning of the Code. Qualified REIT subsidiaries are not treated as separate entities from their parent REIT for Federal income tax purposes. Instead, all assets, liabilities and items of income, deduction and credit of each qualified REIT subsidiary are treated as assets, liabilities and items of the Company. Each qualified REIT subsidiary therefore will not be subject to federal corporate income taxation, although it may be subject to state or local taxation. In addition, the Company's ownership of the voting stock of each qualified REIT subsidiary does not violate the general restriction against ownership of more than 10% of the voting securities of any issuer.

    ANNUAL DISTRIBUTION REQUIREMENTS. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid with or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at the capital gains or ordinary corporate tax rates, as the case may be. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company believes that it has made, and intends to make, timely distributions sufficient to satisfy this annual distribution requirement.

    It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of income (including receipt of distributions from the Operating Partnership) and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable distributions of property.

    Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

    FAILURE TO QUALIFY. If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction.

Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN PARTNERSHIPS

    GENERAL. Substantially all of the Company's investments are held indirectly through the Operating Partnership. In general, partnerships are "pass-through" entities that are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held by the Partnerships. See "-- Taxation of the Company -- Ownership of Partnership Interests."

    ENTITY CLASSIFICATION. The Company's direct and indirect investment in partnerships involves special tax considerations, including the possibility of a challenge by the Service of the status of any of the Partnerships as a partnership (as opposed to an association taxable as a corporation) for Federal income tax purposes. If any of these entities were treated as an association for Federal income tax purposes, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change and could preclude the Company from satisfying the asset tests and the income tests (see "-- Taxation of the Company -- Asset Tests" and "-- Taxation of the Company -- Income Tests"), and in turn could prevent the Company from qualifying as a REIT. See "-- Taxation of the Company -- Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year. In addition, any change in the status of any of the Subsidiary Partnerships for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distributions.

    In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, which opinion is based upon certain assumptions and representations by the Company and on opinions of local counsel with respect to matters of local law, each of the Subsidiary Partnerships will be treated as a partnership for federal income tax purposes. The opinion is expressed as of its date and Skadden, Arps, Slate, Meagher & Flom LLP has no obligation to advise holders of Securities of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. An opinion of counsel, however, is not binding on the Service, and no assurance can be given that the Service will not challenge the status of these entities as partnerships for Federal income tax purposes.

    TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. Pursuant to the Code and the regulations thereunder, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Owned Properties). Consequently, allocations must be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership that holds appreciated property, the Treasury regulations provide for a similar allocation of such items to the other partners. These rules apply to the contribution by the Company to the Operating Partnership of the cash proceeds received in any offerings of its stock.

    In general, certain holders of partnership interests in the Operating Partnership ("OP Units") will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership or the Property Partnerships of the contributed Owned Properties. This will tend to eliminate the Book-Tax Difference over the life of these partnerships. However, the special allocations do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed Owned Properties in the hands of the Partnerships may cause the Company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "-- Taxation of the Company -- Annual Distribution Requirements."

    With respect to any property purchased or to be purchased by any of the Partnerships (other than through the issuance of OP Units) subsequent to the formation of the Company, such property will initially have a tax basis equal to its fair market value and the special allocation provisions described above will not apply.

    SALE OF THE PROPERTIES. The Company's share of any gain realized by the Operating Partnership or a Property Partnership on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Requirements for Qualification -- Income Tests." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership and the Property Partnerships intend to hold the Owned Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Owned Properties (and other apartment properties) and to make such occasional sales of the Owned Properties, including peripheral land, as are consistent with the Company's investment objectives.

TAXATION OF MANAGEMENT SUBSIDIARIES

    A portion of the amounts to be used to fund distributions to stockholders is expected to come from the Management Subsidiaries, through dividends paid on the non-voting preferred stock of PAMS Inc. held by the Operating Partnership, distributions paid to the Operating Partnership as the general partner of PAMS LP and interest paid by PAMS Inc. on certain installment notes held by the Operating Partnership. PAMS Inc. will not qualify as a REIT and will pay Federal, state and local income taxes on their taxable income at normal corporate rates. The Management Subsidiaries intend to claim annual deductions for interest and amortization. No assurance can be given that the Service will not challenge such deductions. Any Federal, state or local income taxes that PAMS Inc. is required to pay will reduce the Company's cash flow from operating activities and its ability to make payments to holders of its securities.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

    GENERAL. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

    Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) provided that the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

    In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

    Based upon a published ruling by the Service, distributions by the Company to a stockholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

    Notwithstanding the preceding paragraph, however, a portion of the dividends paid by the Company may be treated as UBTI to certain domestic private pension trusts if the Company is treated as a "pension-held REIT." The Company believes that it is not, and does not expect to become, a "pension-held REIT." If the Company were to become a pension-held REIT, these rules generally would only apply to certain pension trusts that hold more than 10% of the Company's stock.

TAXATION OF FOREIGN STOCKHOLDERS

    The following is a discussion of certain anticipated U.S. federal income and estate tax consequences of the ownership and disposition of the Company's stock applicable to Non-U.S. Holders of such stock. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, or (iii) an estate or trust whose income is includable in gross income for U.S. Federal income tax purposes regardless of its source. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. Federal income and estate taxation.

    ORDINARY DIVIDENDS. The portion of dividends received by Non-U.S. Holders payable out of the Company's earnings and profits which are not attributable to capital gains of the Company and which are not effec-tively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of stock of the Company. In cases where the dividend income from a Non-U.S. Holder's investment in stock of the Company is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

    NON-DIVIDEND DISTRIBUTION. Unless the Class A Common Stock constitutes a United States Real Property Interest (a "USRPI"), distributions by the Company which are not dividends out of the earnings and profits of the Company will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company. If the Class A Common Stock constitutes a USRPI, such distributions will be subject to 10% withholding and taxed pursuant to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at a rate of 35% to the extent such distributions exceed a stockholder's basis in his or her Class A Common Stock.

    CAPITAL GAIN DIVIDENDS. Under FIRPTA, a distribution made by AIMCO to a Non-U.S. Holder, to the extent attributable to gains from dispositions of USRPIs such as the properties beneficially owned by AIMCO ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, AIMCO will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder that is not entitled to treaty exemption.

    DISPOSITION OF STOCK OF THE COMPANY. Unless the Company's stock constitutes a USRPI, a sale of such stock by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute a USRPI if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. The Company believes that it is, and it expects to continue to be a domestically controlled REIT, and therefore that the sale of the Company's stock will not be subject to taxation under FIRPTA. Because the Company's stock will be publicly traded, however, no assurance can be given the Company will continue to be a domestically controlled REIT.

    If the Company does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of stock generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the stock is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the NYSE, on which the Company's Class A Common Stock is listed) and (ii) the selling Non-U.S. Holder held 5% or less of the Company's out-standing stock at all times during a specified testing period.

    If gain on the sale of stock of the Company were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the pur-chaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the Service.

    Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (i) if the Non-U.S. Holder's investment in the stock of the Company is effectively connected with a U.S. trade or business conducted by such Non-U.S. holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (ii) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

    ESTATE TAX. Stock of the Company owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includable in the estate for U.S. Federal estate tax purposes.

    INFORMATION REPORTING AND BACKUP WITHHOLDING. The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends (including any capital gain dividends) paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides.

    U.S. backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting will generally not apply to dividends (including any capital gain dividends) paid on stock of the Company to a Non-U.S. Holder at an address outside the United States.

    The payment of the proceeds from the disposition of stock of the Company to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the Service.

    These information reporting and backup withholding rules are under review by the U.S. Treasury and their application to the Securities could be changed by future regulations. On April 15, 1996, the Service issued proposed Treasury Regulations concerning the withholding of tax and reporting for certain amounts paid to non-resident individuals and foreign corporations. The proposed Treasury Regulations, if adopted in their present form, would be effective for payments made after December 31, 1997. Prospective purchasers should consult their tax advisors concerning the potential adoption of such proposed Treasury Regulations and the potential effect on their ownership of Securities.

OTHER TAX CONSEQUENCES

    POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX
CONSEQUENCES. Prospective investors in the Securities should recognize that the present Federal income tax treatment of an investment in the Operating Partnership or the Company may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Service and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in Federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in the Operating Partnership or the Company. For example, a recent Federal budget proposal contains language which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a corporation's assets upon an election by the corporation to become a REIT, and thus would effectively preclude the Company from re-electing REIT status following a termination of its REIT qualification.

    STATE AND LOCAL TAXES. The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                 LEGAL MATTERS

    Certain tax matters will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. The validity of the Securities offered hereby will be passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland. Certain matters as to Maryland law will be passed upon for the Company by Piper & Marbury L.L.P. Certain matters as to Florida law will be passed upon for the Company by Shumaker, Loop & Kendrick, Tampa, Florida.

                                    EXPERTS

    The consolidated financial statements of Apartment Investment and Management Company and the combined financial statements of The AIMCO Predecessors included in Apartment Investment and Management Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated and combined financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of NHP Incorporated for the years ended December 31, 1996, 1995 and 1994 included in the Company's Current Report on Form 8-K dated April 16, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    As noted in their report, Arthur Andersen LLP did not audit the 1994 financial statements of certain real estate partnerships whose operating results are included in "income (loss) from discontinued real estate operations, net of income taxes" in the 1994 consolidated financial statements. The financial statements of these real estate partnerships were audited by other auditors, whose reports are filed as exhibits to the Company's Current Report on Form 8-K, dated April 16, 1997, and Arthur Andersen LLP's opinion, insofar as it relates to the amounts included in the consolidated financial statements for these real estate partnerships, is based solely on the reports of those auditors included therein and incorporated herein by reference. The auditors on whose reports Arthur Andersen LLP relied are: Anders, Minkler & Diehl LLP; Dauby O'Connor & Zaleski, LLC; Deloitte & Touche LLP; Edwards Leap & Sauer; George A. Hieronymous & Company, LLC; Goldenberg Rosenthal Friedlander, LLP; Hansen, Hunter & Kibbee, P.C.; J.H. Cohn LLP; J.A. Plumer & Co., P.A.; Marks Shron & Company, LLP; Reznick Fedder & Silverman; and Russell Thompson Butler & Houston.

    The Historical Summary of Gross Income and Direct Operating Expenses of Villa Ladera Apartments for the year ended December 31, 1995 included in the Company's Current Report on Form 8-K, dated December 19, 1996, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such Historical Summary is incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    Any financial statements and schedules hereafter filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and incorporated by reference in this Prospectus that have been examined and are the subject of a report by independent accountants will be so incorporated herein by reference in reliance upon such reports given and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AIMCO OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES COVERED BY THIS PROSPECTUS SUPPLEMENT IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE AFFAIRS OF AIMCO SINCE THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS

                                                PAGE
                                              ---------
                 PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary...............  S- 3
Risk Factors................................  S-13
Use of Proceeds.............................  S-24
Capitalization..............................  S-25
Price Range of and Dividends on Common
  Stock.....................................  S-26
Selected Pro Forma and Historical Financial
  Information...............................  S-27
Business and Growth Strategies..............  S-30
Board of Directors and Officers.............  S-40
Underwriting................................  S-45
Certain Federal Income Tax Considerations...  S-46
Experts.....................................  S-47
Legal Matters...............................  S-49

                      PROSPECTUS
Available Information.......................  2
Incorporation of Certain Documents by
  Reference.................................  2
The Company.................................  4
Use of Proceeds.............................  5
Ratio of Earnings to Fixed Charges..........  5
Description of Debt Securities..............  5
Description of Preferred Stock..............  12
Description of Common Stock.................  15
Description of Warrants.....................  19
Plan of Distribution........................  20
Certain Federal Income Tax Considerations...  21
Legal Matters...............................  30
Experts.....................................  31

                                7,000,000 SHARES

            [LOGO]

                                   APARTMENT
                                 INVESTMENT AND
                               MANAGEMENT COMPANY

                              CLASS A COMMON STOCK

                                 -------------

                             PROSPECTUS SUPPLEMENT
                                OCTOBER 22, 1997

                               ------------------

                               SMITH BARNEY INC.
                                 BT ALEX. BROWN
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                        RAYMOND JAMES & ASSOCIATES, INC.
                         THE ROBINSON-HUMPHREY COMPANY

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